Financial Report

FISCAL YEAR ENDED MARCH 31, 2023

Financial Report FISCAL YEAR ENDED MARCH 31, 2023

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight, mission and medical simulators and training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter. Check out our Global Annual Activity and Sustainability Report! Our Global Annual Activity and Sustainability report is available online. It consolidates information on our company strategy, fiscal year 2023 performance and sustainability approach into one document. Integrating our reporting in this way enables us to provide stakeholders with a single source of information in key areas.It also signals that sustainability is inseparable from our core business strategy and activities. cae.com/social-responsibility/ cae.com Follow us on : @CAE_Inc. linkedin.com/company/cae

Message from the Chair of the Board Alan N. MacGibbon Chair of the Board Board oversight, diversity and renewal During this fiscal year, the Board took numerous governance actions, including the continuation of its director renewal process. As a result, CAE strengthened its Board oversight in the areas of strategic planning, enterprise risk management at the operational and corporate levels, cybersecurity, technology and human resources through the recommendation for election of three new directors who have already made significant contributions since joining the Board. In April 2022, we welcomed Patrick M. Shanahan, who brought with him more than 30 years of experience in the defense sector and deep knowledge of defence policy, strategy, technology, supply chain and operations. Elise Eberwein and Ayman Antoun were both elected as first-time nominees at the August 2022 Annual Shareholders meeting. Elise has more than 35 years of commercial aviation experience; most recently, she held the position of Executive Vice President, People and Communications for American Airlines, Inc. Ayman Antoun was General Manager of IBM Americas, which includes Canada, the U.S. and Latin America where he led an organization of over 60,000 employees supporting the digital transformation of numerous clients through the integration of innovative technology and transition to cloud operations. I wish to extend a warm thank you to outgoing director The Honourable Michael M. Fortier, P.C. who is retiring from CAE’s Board of Directors after a thirteen-year tenure where he has made significant contributions most recently as chair of our Human Resources Committee. Recognizing that diversity is an essential consideration, we amended our Diversity Policy to broaden our targets to all diversity groups for both executive officers and directors. Organizational targets were revised to reflect that at least 33% of executive officers and 40% of directors form part of certain diversity groups by 2025.  I am pleased to share my first message to shareholders in my capacity as Chair of the Board of CAE. Over FY23, we took action and launched initiatives directly aligned with the company’s high-technology ambitions to drive solid performance. From a financial standpoint, CAE drove consistent sequential improvement in key metrics and consolidated overall performance throughout the year. Underpinning our success is the dedication to our mission to lead at the frontier of digital immersion through high-tech training and operational support solutions that make the world a safer place. In the past year, CAE has made meaningful progress to become a more resilient and profitable company, and we look forward to capitalizing on the robust demand for our end-to-end training services.

Progress on ESG Over the past 12 months, CAE has made substantial progress in the company’s environmental, social and governance (ESG) mandate to deliver results across our broad sustainability strategy. We took important steps to promote responsible business practices throughout CAE’s supply chain and create a positive impact on our company and the community at large. In preparation for external assurance of our data, the company expanded the scope of our ESG reporting to provide a more comprehensive understanding of CAE’s impacts on the economy, environment and society, and to better inform our stakeholders through high-quality measurable data, when available. CAE’s new FY24-28 strategic roadmap reinforces our commitment to sustainability by enhancing our influence and performance where it matters most. Stakeholder outreach As a result of the FY21 and FY22 say on pay votes and investor feedback, we conducted an extensive outreach with close to 20 of our shareholders accounting together for approximately 40% of CAE ownership, as well as other stakeholders, seeking their input on our compensation programs. This effort culminated in changes designed to further align compensation with company performance outcomes and the interests of shareholders as well as improve disclosure in our Proxy Circular. Closing words I want to extend my congratulations to CAE President and CEO Marc Parent on the multiple accolades awarded to him this year. Marc was named a Knight of the distinguished Ordre national du Québec, inducted into Québec’s Air and Space Hall of Fame and received Aviation Week’s Philip J. Klass Award for Lifetime Achievement. Marc sets the standard as an outstanding representative of CAE in both the community and industry. I would also like to thank CAE employees for their dedication and commitment to the company’s core values and strategy to ensure continued success going forward. And to our shareholders – thank you for your ongoing support and confidence in our noble mission to make the world a safer place. The Board values the input and insights of our investors. We have frequently engaged with investors through constructive and meaningful communications to discuss key issues and look forward to continued dialogue. CAE’s excellent reputation, strong technical capabilities, long-standing customer relationships and global presence position us for continued success and value creation. (1) This report includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to Section 3.7 “Non-IFRS and other financial measure definitions” of CAE’s MD&A for the year ended March 31, 2023 (which section is incorporated by reference into this report) for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS. *This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations and other statements that are not historical facts. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. For more information, readers should refer to the sections “Caution concerning forward-looking statements” and “Material assumptions” under Section 2 of CAE’s MD&A for the year ended March 31, 2023, which sections are incorporated by reference into this report.

A message from our Chief Executive Officer Building a bigger, stronger, and more profitable CAE. Over the last year, CAE leveraged its legacy of technology development, unparalleled thought leadership and partnership across our eco systems to equip people in critical roles with the expertise and solutions to create a safer world. As we continue to build on our rich history, we took a variety of actions in fiscal 2023 aimed at transforming our industry and business. Marc Parent, C.M. President and Chief Executive Officer During the year, Civil eclipsed prior peak performance even before global passenger traffic fully recovered to pre-pandemic levels while Defense continued to make good progress towards its multiyear transformation. Meanwhile, Healthcare delivered double-digit growth through its dynamic team and highly innovative solutions. All three of our business units worked as One CAE to expand our technology and market positioning and revolutionize training and critical operations across our end-markets. As a result of these actions, we have expanded our core and developed next- generation technologies, all while focusing on our people and culture. Looking forward, as our customers prepare every day for the moments that matter, our solutions and offerings have never been more vital and will continue to elevate safety standards and human performance. Despite certain headwinds in the broader economy, expected secular trends are highly favourable across all of our segments. As always, we are working to capture more than our fair share of these growing markets, extend our competitive advantages and continuing to capitalize on emerging opportunities. We are delivering tangible success and driving strong order flow, with our significant backlog growing across our markets. CAE remains strategically positioned to meet our customers’ needs and drive substantial top and bottom-line growth in the years ahead. Deepening partnerships, expanding our customer reach We strive to be a partner of choice across all of our end markets. This year, we deepened our partnerships through both new and extended agreements, generating significant value for CAE, our customers and our partners. Among the more notable recent developments has been the announcement of our joint venture with AEGEAN, Greece's largest airline, to establish the first advanced flight training centre in Athens, Greece. The new centre is expected to begin pilot and cabin crew training by the end of 2023 and will be the most advanced flight training hub in Southeastern Europe powered by green energy. Also, CAE signed a 15-year exclusive agreement with the Qantas Group to develop and operate a new state- of-the-art pilot training center in Sydney, Australia. 

In addition to these partnerships, we have strategically expanded our business aviation footprint in attractive geographic locations to further strengthen our global network. We broke ground on a new business aviation training centre in Savannah, Georgia, and launched another business training centre in Las Vegas, Nevada. We also announced plans for our first business aviation training centre in Central Europe, to open in Vienna, Austria, in the second half of 2024. This expansion brings us closer to where our customers operate their aircraft and adds much-needed training capacity to enable the industry to meet the regulated training requirements associated with the existing in-service fleet. Over the past year, we have also significantly expanded our Civil Aviation business through the integration of Sabre’s AirCentre portfolio, acquired last year, which has brought us closer to our customers’ day-to-day critical operations and generated a significant increase in customer touchpoints. Airlines utilizing our robust solutions generate significant benefits, including cost savings and a reduction of their carbon footprint. We look forward to further leveraging the AirCentre acquisition to broaden our digital solutions offerings and deliver significant value to our airline customers. A few of our more recent successes, since the end of the fiscal year, underscore the progress that’s being made to renew our Defense backlog with larger and more profitable programs. Testament to our continued growth and capabilities in connection with U.S. Army aviation, Defense was awarded a contract to support Flight School Training Support Services (FSTSS) at Fort Novosel, Alabama. The FSTSS program is the world’s largest helicopter simulation training program, and our US$455 million contract is for training and simulation capabilities that will be used to prepare initial entry-level and graduate-level rotary wing flight training. Also leveraging our prominent flight training position in lower Alabama, we were competitively awarded the U.S. Air Force’s Initial Flight Training – Rotary Wing (IFT-R) contract, worth a maximum value of US$110.6 million over the total contract term, to execute all Air Force initial and intermediate Helicopter Flight Training. Under the IFT-R contract, we will be leveraging our existing training centre in Dothan, Alabama. Accelerating the development of next-gen technology CAE continues to accelerate the development of next-generation technology to expand our leadership position. To further drive CAE’s technology evolution and our cross-company technology development efforts, we appointed a Chief Digital and Technology Officer. We believe this addition and the formation of the Global Technology Product and Digital organization will enable optimal cross-department collaboration and operational efficiency. We recently reached a technology milestone in a field study with the Japan Air Self-Defense Force (JASDF) to validate the potential for more effective training by leveraging CAE’s latest Virtual Reality and Artificial Intelligence-enabled Digital Solutions. The study revealed a near full grade of proficiency score improvement across all JASDF participants. Our innovative training solution incorporated CAE Rise, which we originally conceived for Civil Aviation, to provide more effective training through real-time objective assessment. It also included Defense’s patented biometric feedback technology, enabling instructors to modulate complexity based on students’ stress, engagement, and cognitive workload levels. These data-driven and A.I.-enabled technologies are important building blocks that we expect to drive greater levels of training efficacy and safety. Such CAE innovations further enhance the value we can provide to customers and we are pursuing them with a view to unlocking a greater share of our addressable markets and developing new revenue streams. During the fiscal year, we introduced a number of new mixed-reality training solutions, including the CAE 700 MXR for use in Advanced Air Mobility markets and the HH-60W aircrew trainer which both utilize next-generation technologies to more efficiently deliver training to our Civil and Defense customers. We optimized the software offerings in our Flight Operations Solutions business to maximize our industry-leading product suite and help our customers capture efficiencies and economies. Finally, our market- leading CAE LearningSpace solution continues to grow, helping clinical learners in the Healthcare space achieve rapid proficiency. As we head into fiscal 2024, we continue to be excited about the potential created by the scale of our combined strengths and combined R&D advantage that we believe will define the technological forefront of our core markets in the years to come. We look forward to harnessing technology to develop new revenue streams, by revolutionizing our customers’ training and critical operations with digitally immersive solutions. We will also leverage technology to become even more operationally efficient. 

Civil Aviation In Civil Aviation, ongoing expansion and important contracts with leading airlines underscore CAE’s status as the partner of choice in civil aviation training. Improved full-flight simulator utilization and significant order flow this past year points to significant growth during and beyond the ongoing global aviation market recovery. More broadly, commercial aviation training demand continued to be strong despite the market not having fully recovered from pre-pandemic levels in key regions like Asia. In business aviation, training demand continued to be robust throughout our network, reflecting a high level of pilot training to support business aircraft flight activity, which continues to exceed pre-pandemic levels. As we look ahead, we will continue to deploy training capacity in lockstep with demand in this segment of the market. Defense & Security In Defense & Security, we continue to make progress on our industry- leadership journey with expanded capabilities. Defense has transformed to become the world's leading pure-play, platform independent, training and simulation business, providing solutions across all five battle-space domains. It is uniquely positioned to draw on CAE’s innovations in commercial aviation to transform training with the application of advanced analytics and leading-edge technologies. Our strong position in the market is evidenced by a record $2.0 billion adjusted order intake(1) in Defense & Security in fiscal 2023 (1.10x book-to-sales ratio(1)), with the recent post year-end strong wins with the US Army and US Air Force pointing to strong continued growth in the years ahead. Additionally, geopolitical events have galvanized national defence priorities in the U.S. and across NATO, and management expects increased spending and specific prioritization on defence readiness to translate into additional opportunities for CAE in the years ahead. Healthcare In fiscal 2023, Healthcare continued to gain share of the simulation market and to deliver double-digit revenue growth with our dynamic team and highly innovative solutions. Here too, we have been harnessing the power of our ‘One CAE’ mindset with a joint Civil and Healthcare presentation on the parallels between aviation and healthcare training to elevate quality and safety. Our teams recently collaborated at the industry’s largest simulation event, the International Meeting of Simulation in Healthcare, and is a great demonstration of CAE’s unique culture. 

Increasing our social impact and sustainability Climate change is one of the biggest global challenges facing the next generation and CAE is committed to supporting the decarbonization of our customers and the whole industry. As the first carbon-neutral Canadian aerospace company, CAE launched the development of an electric conversion kit for Piper Archer aircraft. We plan to convert two-thirds of our training fleet at CAE flight schools for a significant reduction of our Scope 1 emissions. All our facilities where we have operational control use either 100% sourced renewable electricity or are covered by renewable energy certificates. This year, CAE was admitted to the Climate Group’s RE100 initiative, a collective of 400 global companies most committed to the use of renewable energy worldwide. CAE’s admission to this group is further testament to the strength of its achievements and commitments toward renewable energy. CAE has embarked on the next leg of its sustainability journey by finalizing its five-year ESG roadmap for its next planning cycle, involving collaboration with 15 working groups from all business units and functions. CAE’s ambitious plan identifies precise objectives to monitor and report measurable progress on the priorities highlighted in our materiality matrix published in fiscal 2022. Focusing on our people CAE’s greatest strength continues to be the diverse talent of our people. Their exceptional passion and agile mindset are a key competitive differentiator that drives CAE’s success and upholds our One CAE culture. With talent development and employee engagement as top priorities, we are proud that CAE continued to maintain record- high employee engagement across the organization. CAEheartbeat, a global transformation we introduced this year, expands employee benefit availability and enhances work/life balance. We also launched two new initiatives, CAE Career Hubs and Gigs, to broaden employee career development support and career mobility opportunities. Pursuing exciting opportunities to define the future of our industry As we continue to take actions to transform our business, we are seeing solid proof in the efficacy of our strategy. CAE is growing and evolving to keep up with the pace of opportunities and set the stage for long-term growth and value creation. We are developing solutions to cross-sell, leverage jointly developed technologies, and differentiate our offerings across our businesses. In terms of our capital allocation priorities, we continue to focus on organic investments that are made in lockstep with customer demand. We’re on track to meeting our leverage target, which will further increase our financial flexibility. In summary, I am more excited than ever to be the leader of this highly unique company, whose cutting-edge training and critical operations solutions empower pilots, crew members, defence forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. We equip those in critical roles with the skills and expertise needed to move our world forward safely. CAE’s more than 13,000 employees worldwide are united by the values underpinning our mantra of ‘partner of choice,’ and are unwavering in their commitment to preparing our customers for the moments that matter. On behalf of CAE’s management, I wish to thank our employees for their ingenuity and dedication and recognize their essential contribution in making this vision a reality. I am pleased with the important progress we made last year, which expands further the opportunity set we have before us. We expect to continue making excellent progress in the year ahead and beyond.

Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2023
1.     HIGHLIGHTS

FINANCIAL
FOURTH QUARTER OF FISCAL 2023

(amounts in millions, except per share amounts, ROCE and book-to-sales ratio)		Q4-2023	Q4-2022	Variance $	Variance %
Performance
Revenue		$1,256.5	$955.0	$301.5	32%
Operating income		$186.6	$93.3	$93.3	100%
Adjusted segment operating income[1]		$201.9	$142.7	$59.2	41%
Net income attributable to equity holders of the Company		$98.4	$55.1	$43.3	79%
Basic and diluted earnings per share (EPS)		$0.31	$0.17	$0.14	82%
Adjusted EPS[1]		$0.35	$0.29	$0.06	21%
Net cash provided by operating activities		$180.6	$206.8	$(26.2)	(13%)
Free cash flow[1]		$172.0	$187.6	$(15.6)	(8%)
Liquidity and Capital Structure
Capital employed[1]		$7,621.4	$6,786.7	$834.7	12%
Adjusted return on capital employed (ROCE)[1]	%	5.7%	6.2
Total debt		$3,250.1	$3,046.2	$203.9	7%
Net debt[1]		$3,032.5	$2,700.1	$332.4	12%
Growth
Adjusted order intake[1]		$1,465.3	$1,321.1	$144.2	11%
Adjusted backlog[1]		$10,796.4	$9,577.5	$1,218.9	13%
Book-to-sales ratio[1]		1.17	1.38
Book-to-sales ratio for the last 12 months		1.20	1.21

FISCAL 2023

(amounts in millions, except per share amounts)		FY2023	FY2022	Variance $	Variance %
Performance
Revenue		$4,203.3	$3,371.3	$832.0	25%
Operating income		$474.0	$284.2	$189.8	67%
Adjusted segment operating income		$548.1	$444.5	$103.6	23%
Net income attributable to equity holders of the Company		$222.7	$141.7	$81.0	57%
Basic EPS		$0.70	$0.46	$0.24	52%
Diluted EPS		$0.70	$0.45	$0.25	56%
Adjusted EPS		$0.88	$0.84	$0.04	5%
Net cash provided by operating activities		$408.4	$418.2	$(9.8)	(2%)
Free cash flow		$335.7	$341.5	$(5.8)	(2%)

1 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2023 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2023 mean the fiscal year ending March 31, 2023;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2022;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of May 31, 2023. It is intended to enhance the understanding of our annual consolidated financial statements and notes for the year ended March 31, 2023 and should therefore be read in conjunction with this document. We have prepared it to help you understand our business, performance and financial condition for the year ended March 31, 2023. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). All quarterly information disclosed in the MD&A is based on unaudited figures.

The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-IFRS and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

2 I CAE Financial Report 2023

Management’s Discussion and Analysis

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

Liquidity and Capital Structure Measures
–Non-cash working capital;
–Capital employed;
–Return on capital employed (ROCE) and adjusted ROCE;
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 3.7 “Non-IFRS and other financial measure definitions" of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" for references where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.
CAE Financial Report 2023 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, strategic risks, such as cybersecurity, geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of our business, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, risk that we cannot assure investors that we will effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts and our continued reliance on certain parties and information; talent risks, such as talent management, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; environmental, social & governance (ESG) risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and more acute scrutiny and perception gaps regarding ESG matters; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information in Section 9 "Business risk and uncertainty" of this MD&A. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre) acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, and the absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this MD&A, refer to Section 9 "Business risk and uncertainty" of this MD&A.

4 I CAE Financial Report 2023

Management’s Discussion and Analysis

3.     ABOUT CAE
3.1       Who we are
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight, mission and medical simulators and training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission
To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision
To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
3.4       Our strategy
CAE's four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Efficient growth;
–Revolutionizing training and critical operations;
–Technology and market leadership;
–Skills and culture.

Efficient growth
Our business features a high degree of recurring revenues due to the underlying characteristics of our technology-enabled and software-based solutions as well as regulatory requirements across our markets. We seek to maximize the benefits of our strong competitive position to deliver premium growth and improving profitability through a focus on operational rigour, cost optimization, capital efficiency, and a disciplined approach to pursuing both organic and inorganic growth.

Revolutionizing training and critical operations
We are a global thought leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies. We seek to use data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets. The efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings. Furthermore, our technologies are deployed with a focus on driving sustainability.

Technology and market leadership
We have a rich and long-dated history of innovation and delivering state-of-the-art technology solutions that define the forefront of the industries we operate in. As a result, we constantly seek new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation. This drives technology leadership, deeper customer partnerships, and new customer development, enabling us to capitalize on the ample headroom in our large, growing addressable markets.

Skills and culture
Our core values are innovation, integrity, empowerment, and excellence. We employ these values across a diverse global team to drive a unique social impact. We seek to create an employee experience and environment that values teamwork, professional growth, and engagement. As a result, our employees across the globe share a passion to prepare our customers for the moments that matter.

CAE Financial Report 2023 I 5

Management’s Discussion and Analysis

3.5       Our operations
We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of approximately 70 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations, training services agreements and joint ventures with approximately 50 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilots, cabin crew and aircraft maintenance technicians, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 324 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE Rise), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, we operate the largest ab initio flight training network in the world and have over 20 cadet training programs globally. In resource management, we are a global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide. With our CAE flight operation solutions, we have further strengthened our position as a technology leader, complementing our flight simulator and training solutions while increasing our total addressable market.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, as we are entering a new era of aviation with Advanced Air Mobility (AAM), disruptive aerospace companies are building new aircraft types from the ground up. This will create a large demand for trained professional pilots to safely fly both passengers and cargo across markets. CAE has already partnered with five electric vertical takeoff and landing (eVTOL) developers in order to support the evolution of this new industry. We are positioned to develop the pilot workforce of the future and ensure safe introduction of eVTOL operations by leveraging our technologies and expertise in aviation safety.

We have established a wealth of experience in developing first‑to‑market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

We believe the Civil Aviation segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at approximately $6.5 billion, and headroom for growth.

Market drivers
Demand for training and flight operations solutions in the civil aviation market is driven by the following:
–Pilot and maintenance training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals;
–Complexity of flight operations solutions;
–Emergence of the newer market for advanced air mobility.

6 I CAE Financial Report 2023

Management’s Discussion and Analysis

Pilot and maintenance training and industry regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA) and the U.S. Federal Aviation Administration (FAA).

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License (MPL), with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA.

Safety and efficiency imperatives of commercial airlines and business aircraft operators
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Additionally, CAE offers business jet pilots one of the most advanced, respected and accessible training programs in the industry, covering a wide spectrum of business aircrafts. Partnering with CAE gives immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing fleet training options that suit their business.

Our pilot training system, CAE Rise, is well positioned to elevate the pilot training experience. This system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term secular global growth in air travel
The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training and flight operations solutions.

In commercial aviation, as per the International Air Transport Association (IATA), global air passenger demand, measured by revenue passenger-kilometers (RPKs), has shown a strong increase of 64% for calendar 2022 compared to calendar 2021. For the first three months of calendar 2023, worldwide passenger traffic increased by 58% compared to the first three months of calendar 2022. Passenger traffic in Europe grew by 45%, while in Asia and North America it increased by 126% and 28% respectively over the same period.

Air cargo has seen a reduction in demand in recent months, with cargo tonne-kilometers down 8% for calendar 2022 compared to calendar 2021. For the first three months of calendar 2023, cargo tonne-kilometers decreased by 10% compared to the first three months of calendar 2022.

In business aviation, both the FAA and Eurocontrol, the European Organisation for the Safety of Air Navigation have indicated signs of stabilization in flight activity. The FAA has shown an increase of 1% in the total number of business jet flights, which includes all domestic and international flights over the past 12 months. The European business jet market has also stabilized; according to Eurocontrol, the total number of business aviation flights in Europe have decreased by 1% over the same period.

On-going disruptions with supply chain and production activities have hindered parts of the Civil operations throughout the year. Additionally, high inflation, the on-going Russian invasion of Ukraine and labour shortages are also causing higher energy costs and supply chain and cargo related issues.

Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Short and medium-term growth in aircraft fleets will experience pressure as airlines realign fleet capacity to meet new demand levels and OEMs reduced production.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years including Dassault's Falcon 6X and the Bombardier Challenger 3500.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.
CAE Financial Report 2023 I 7

Management’s Discussion and Analysis

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, helicopter operators and now AAM.

Demand for trained aviation professionals
Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. We are well positioned in the training services market to address the training requirements of airline customers.The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfill this growing capacity.

In November 2020, we released our 2020-2029 Pilot Demand Outlook in which we estimate an expected global requirement of 264,000 new pilots in the civil aviation industry to sustain growth and support mandatory retirements over the next ten years. Furthermore, over the long-term, we expect additional demand for pilots from the emerging AAM in accordance with the expected future entry into service of eVTOLs.

Complexity of flight operations solutions
Airlines need to closely manage their operations which come with daily challenges. To help optimize these operations we offer a suite of flight service products. This suite of products provides solutions for flight operations including training management, crew management, flight management, airport management, in-flight services management and operations control. These products enable optimized management for schedule disruptions and allows for maximized resources for all personnel and aircrafts.

The benefits for flight management include reduced fuel and carbon emissions for both regular and irregular operations. Crew and airport management decreases disruption related crew costs and improved staff utilization. Finally, movement management decreases delay and cancellation costs for airlines.

Emergence of the newer market for advanced air mobility
AAM and the developing eVTOL aircraft are emerging into a new era of aviation. With this, comes a large demand for uniquely trained professional pilots to safely fly passenger and cargo across global markets.

We look at this new industry as an opportunity for pilot training. This technology is expected to promote community acceptance, instill confidence in the public, influence regulators to implement rules and policies that will stimulate growth, and ensure safety in this emerging industry.

8 I CAE Financial Report 2023

Management’s Discussion and Analysis

DEFENSE AND SECURITY MARKET
We are a platform-independent training and simulation solutions provider, preparing global defence and security forces for the mission ahead.
Defense and Security addresses the critical needs of its customers that face rapidly changing environments and challenges to global security. The shift in the nature of the geopolitical environment has expedited the need for the U.S. and its allies to prepare for the possibility of near-peer threats across multi‑domain operations in air, land, sea, space and cyber. Aligned with the priorities of U.S. and allied national defence strategies, we leverage our core training and simulation expertise with advanced digital technologies to deliver solutions that address military training modernization and enhanced security mission support requirements.

Our customers depend on synthetic training and next-generation situational awareness to ensure mission success through planning, preparation, and analysis in complex, multi-domain environments. Leveraging our immersive ecosystems, we enable defence forces to “train as they fight” with real-time training and rehearsal scenarios. From mixed-reality task training devices to high-fidelity full‑mission simulators, we support more than 70 different platforms across all domains. With over 145 sites, our cutting-edge technology optimizes training and enhances situational awareness to solve our customers’ challenges at the point of need.

CAE supports a broad range of solutions at customer sites to deliver products and services supporting efficacy at all proficiency levels. Our extensive suite of simulation-based technology supports training modernization and spans all domains. Through the Aerospace Simulator Integrated Support and Training (ASIST) program, we deliver scalable, high-fidelity, and critical training and simulator integration to the Australian Defence Force. We also support the Royal Australian Navy with the Platforms and Systems Training Contract (PSTC) to provide distributive mission training. These few examples demonstrate how we continue to build on decades of modeling and simulation expertise, developing solutions that address the increasingly complex challenges impacting global defence and security forces.

In addition to solutions delivered to customer sites, we provide comprehensive training at our CAE global training centres. At the CAE Dothan Training Center in Alabama, U.S. Army fixed-wing candidates enter initial training, while the U.S. Air Force (USAF) initial entry training is maintained at CAE’s Pueblo Training Center in Colorado. Outside of the U.S., we provide basic and advanced flight training at NATO Flight Training Centres across multiple sites in Canada. Leveraging our expertise and strategic partnerships, CAE has expanded training into Europe with the International Flight Training School in Italy, a joint venture with Leonardo Helicopters, along with providing ab initio training for the German Air Force at CAE’s Bremen Training Centre in Germany and a site in Montpellier, France.

Beyond our extensive government customer reach, CAE partners with leading OEMs, industry players, and global defence contractors. This includes partnerships with Lockheed Martin on global C-130 training solutions and Boeing to support mission‑critical platforms like the P-8 and CH-47. Our recent partnership with Bell Textron on the V-280 platform provides next‑generation training capabilities for the U.S. Army Future Long-Range Assault Aircraft (FLRAA) mission, a key component to help Army Aviation transform under the Future Vertical Lift (FVL) modernization priorities. Increasing complexities of contracts and systems drive the industry toward collaboration as we continue to leverage our strategic relationships and culture of innovation to meet the ever-changing market landscape.

The mission readiness of defence and security forces will require connecting customers, platforms and locations in a singular multi‑domain environment for training and rehearsal. These expanded capabilities increase the need to enhance operational test and training infrastructure to support distributed mission training and operations. As the prime contractor for the USAF Simulators Common Architecture Requirements and Standards (SCARS) effort, we lead the integration and standardization of aircraft simulators to operate and train together in a strict cyber secure environment. This real-time enterprise network is critical to multi-domain operations.

Global modernization of defence forces continues to be a priority, increasing requirements for efficiencies and secure operational capabilities. We are focused on transformational digital training solutions, next-generation situational awareness and enabling technology to ensure mission readiness. The vast complexity and scale of digital environments empower decision-makers at every level to test courses of action in rigorous, data-driven assessments. We leverage these technologies to provide a single visualization platform to support collaborative command and control decision-making enhanced by artificial intelligence (AI) and machine learning.

We believe the Defense and Security segment is positioned as a strategic partner for training and mission support across multi‑domain operations and continues to develop as a global leader in digitally immersive training and operational support solutions. We estimate our addressable defence market across all five domains to be approximately $14.3 billion.

CAE Financial Report 2023 I 9

Management’s Discussion and Analysis

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Increased defence spending;
–Expected stable demand on enduring platforms and increased opportunities on next-generation systems;
–Maximization of efficiencies through outsourced training and support services;
–Increased competition straining military aviation recruitment, training and retention;
–Demand for integrated network training systems to support multi-domain conflict;
–Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact.

Increased defence spending
According to the Stockholm International Peace Research Institute, global military expenditures increased by approximately 4% in 2022, reaching an all-time high of $2.2 trillion. Europe demonstrated the largest increase at 13% as countries reacted to the invasion of Ukraine and increased East Asia activity. The immediate challenges posed by geopolitical instability and possible near-peer threats across multi‑domain operations will drive expected increases in defence budgets over the next year. Economic headwinds and a potential need to reverse current levels of deficit spending could impact global defence; however, training is fundamental to achieving and maintaining mission readiness and budget pressures will push more training into the cost-effective virtual environment, thus creating increased opportunities for our products, services and digital capabilities.

Expected stable demand on enduring platforms and increased opportunities on next-generation systems
CAE generates a high degree of recurring business from our strong position on enduring platforms, including long-term service contracts. Defence forces in mature markets maximize the use of their existing platforms through upgrades, updates, and life extension programs of existing assets, creating opportunities for simulator upgrades and training support services. In addition, substantial demand for enduring platforms such as the C-130, P-8, F-16, C295, MH-60R, NH90 and MQ-9 in global defence markets requires new training systems and services. Opportunities continue to expand as defence forces prepare for next-generation platforms. Our significant experience and strategic relationships uniquely position us to support next-generation platforms, and enable the efficient transition from current to future state training.

Maximization of efficiencies through outsourced training and support services
Another driver for our expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to maximize efficiency and enhance readiness, which includes allowing active‑duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training and operational support services. We expect this trend to continue, which aligns directly with our strategy to grow long‑term, recurring services business. We believe governments will increasingly look to industry for training and operational support solutions to achieve faster delivery, lower capital investment requirements, and support required to meet the demand for producing aircrews and achieve desired readiness levels.

Increased competition straining military aviation recruitment, training and retention
High demand from the civil commercial and business aviation sector has impacted the recruitment, training and retention of military pilots. The challenge has led to defence forces looking at numerous initiatives to address the potential pilot shortage, including modernization efforts and initiatives related explicitly to training innovation, such as the U.S. Air Force Pilot Training Transformation project. Defence forces are considering outsourcing instructor pilot positions and adopting new technologies that help make pilot training more effective and efficient to increase throughput, creating opportunities for CAE’s products, services and solutions.

Demand for integrated network training systems to support multi-domain conflict
The shift in the nature of the geopolitical environment and the pivot to preparing for a near‑peer adversary, combined with limited personnel and budget pressures, have prompted defence forces globally to outsource the development, management and delivery of training systems required to support today’s complex environments. Increasingly, defence forces are considering a more integrated and holistic approach to training across all domains – air, land, sea, space and cyber. Defence forces are seeking to maximize commonality for increased efficiencies, cost savings, integration and immersive training across multi-domain operations. As a training systems integrator, we address the overall training enterprise to deliver comprehensive solutions, from platform-centric individual training through operational, joint all-domain mission training.

Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact
One of the underlying drivers for our expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are adopting synthetic environments for a greater percentage of their overall approach to improve training effectiveness, reduce operational demands on platforms, lower risks in training and significantly lower costs. Additional benefits of synthetic training mitigate our customers’ environmental impact by providing a safer form of multi-domain training with a significant reduction in the carbon footprint compared to live training in a real environment. At the same time, these digitally immersive synthetic environments, when combined with AI and cloud computing, can provide a tool for planning, course of action analysis, and mission support.

10 I CAE Financial Report 2023

Management’s Discussion and Analysis

HEALTHCARE MARKET
We offer healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, including interventional and imaging simulations, curricula, mixed-reality and digital learning, audiovisual debriefing solutions, centre management platforms and patient simulators.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners for the moments that matter: treating patients, handling critical situations and reducing medical errors. The experience and best practices gained over our more than 75-year simulation-based aviation training history apply seamlessly to healthcare, and we leverage those lessons to deliver innovative solutions that accelerate healthcare learning, enhance training and ultimately improve the quality and availability of patient care. The healthcare industry continues to face a challenging situation: increased demand for nurses complicated by decreased student access to both patients and clinical sites as well as an unchanging and lengthy education timeline. Based on our experiences in aviation and defence, we are well-suited to address the challenges of this evolving healthcare environment. As a result, we see potential growth in the healthcare training and simulation markets propelled by multiple secular tailwinds, including an aging population necessitating increased care; a global shortage of healthcare workers, especially nurses; an increase in preventable medical errors; a limited number of hospital beds; and continued attrition of the healthcare workforce. All of this necessitates innovation in and acceleration of healthcare education and certification, which can be accomplished through simulation. In 2020, only 17 U.S. states accepted simulation for 50 percent of clinical training hours. Today, nearly every state has introduced or passed such legislation.

We are well-positioned to capture growing demand for nursing and simulation-based training through our broad and innovative portfolios of medical training solutions, including patient, ultrasound and interventional simulators, audiovisual debriefing solutions, centre management platforms, augmented reality applications and e‑learning simulation-based curricula. We provide training solutions to customers in more than 110 countries, and are a leader in the design, development and delivery of patient simulators based on advanced models of human physiology that realistically reflect human responses to clinical interventions. We apply that same degree of rigour and innovation to our digital, remote and virtual simulation solutions. For example, CAE Vimedix, our advanced ultrasound simulator, offers augmented reality for remote and virtual learning, significantly reducing the time it takes to master ultrasound scanning and comprehend ultrasonographic anatomy. Our learning management system consolidates the delivery of digital learning solutions to augment simulation-centre-based training, giving learners the ability to learn anytime, anywhere and at their own pace, amplifying access to education and training, regardless of geographical limitations. We leverage advanced technologies to build sophisticated digital capabilities that improve patient outcomes and are gaining broad acceptance and adoption in the market. Mixed reality is featured across our portfolio, including patient simulation (CAE AresAR and CAE LucinaAR), interventional simulation (CAE CathLabVR), and ultrasound simulation (CAE VimedixAR). We provide these advanced technologies and innovative learning tools to hospitals and academic institutions, which represent the largest segments of the healthcare simulation market.

We see future opportunities arising in the Healthcare business, including supporting government customers; growing acceptance of new digital and virtual learning products and increased recognition of the value of simulation-based preparedness for pandemics and other high-risk scenarios. This is supported by professional organizations, such as the International Nursing Association of Clinical Simulation and Learning (INASCL) and the Society for Simulation in Healthcare (SSH), that have encouraged regulatory bodies and policymakers to demonstrate flexibility by replacing the clinical hours usually completed in a live healthcare setting with virtually simulated experiences.

We believe the Healthcare segment is positioned as a leader in developing healthcare professionals through technology, educational content and training, with an estimated healthcare simulation market of approximately US$1.7 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:
–Growing emphasis on patient safety and outcomes;
–Global shortage amid an increased demand for healthcare personnel;
–Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors;
–Limited access to patients for educational and clinical development purposes;
–Evolving medical technologies and growing use and acceptance of remote and virtual delivery methods;
–Increased focus on pandemic and disaster preparedness.

Growing emphasis on patient safety and outcomes
CAE expects increased adoption of simulation-based training and certification of healthcare professionals will improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market, which is primarily education-based. According to the WHO, patient harm due to unsafe care is one of the leading causes of death and disability worldwide. On average, about one in 10 patients suffers an adverse event while receiving hospital care in high-income countries, and up to 134 million adverse events occur due to unsafe care in hospitals in low- and middle-income countries, together contributing to around 2.6 million deaths every year. Two key strategic initiatives of the WHO Global Safety Action Plan carry significant relevance for implementing simulation-based training for healthcare professionals, including: assuring the safety of every clinical process and educating every health worker to contribute to the design and delivery of safe care systems. Simulation-based training can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. As the Medicare and Medicaid reimbursement structure in U.S. hospitals shifts from being based solely on the quantity of services to the quality of services (value-based care), including safety and patient outcomes, we expect more hospitals to implement simulation-based training to improve performance and reduce the risk of medical errors.

CAE Financial Report 2023 I 11

Management’s Discussion and Analysis

Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include Maintenance of Certification in Anesthesiology (MoCA) Cognitive Assessment and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards competency-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

Global shortage amid an increased demand for healthcare personnel
The World Health Organization (WHO) estimates 55 countries are facing significant health worker shortages, with a potential shortfall of 10 million health workers by 2030, mostly in low- and lower-middle income countries. However, countries at all levels of socioeconomic development face varying degrees of difficulties in the education, employment, deployment, retention, and performance of their workforce. This is exacerbated by the effects of the pandemic, which continue to strain the already limited supply of these valuable healthcare professionals. According to the International Council of Nurses, the pandemic contributed to higher nurse turnover, with the WHO projecting that the world will need an additional 9 million nurses and midwives by the year 2030.

According to the Association of American Medical Colleges (AAMC), the U.S. faces a projected shortage up to 124,000 physicians by 2034, with demand for physicians outpacing supply. Education and training are critical to creating a qualified pipeline of doctors. While the nation’s medical schools and teaching hospitals continue to invest in medical education and physician training to improve care, doctor shortages continue to threaten patients’ health and well-being, according to the AAMC.

Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors
The majority of product and service sales in healthcare simulation involve healthcare education. Together with our global distribution network, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed-reality simulators, patient simulators, interventional simulators, skills trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, delivers better patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs. Healthcare is expected to become increasingly relevant in a world more acutely aware of the benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis.

Limited access to patients for educational and clinical development purposes
Traditionally, medical education has adhered to an apprenticeship model in which students care for patients under the supervision of more experienced staff. In this model, students have limited access to high-risk procedures and rare complications, inhibiting their ability to practice critical decision‑making skills. The use of simulation in professional programs complements traditional learning and helps students hone their clinical and critical thinking skills for high-risk, low-frequency events. The U.S. National Council of State Boards of Nursing's national simulation guidelines, indicate a pre-licensure nursing education program may substitute simulation for up to 50% of its traditional clinical hours. In the U.K., the Nursing and Midwifery Council permanently increased the allowance of simulation activities to 600 hours for nursing students as part of their clinical practice. In addition, SSH and INACSL continue to call for more flexibility in replacing required clinical training hours with simulation hours for health science students, emphasizing that virtual simulation is an effective teaching method that results in improved student learning outcomes.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than a learner may experience in normal clinical practice settings. As an example, our CAE Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynecology medicine. As the training and education model continues to evolve, CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, inter-professional team training and major disaster response.

Evolving medical technologies and growing use and acceptance of remote and virtual delivery methods
Advancements in medical technology along with greater acceptance of remote and virtual delivery methods are driving the use of simulation. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well-suited. We continue to collaborate with OEMs to deliver innovative and custom training for the introduction of new interventional procedures. Additionally, we are broadening our use of remote and virtual learning through programs such as Maestro Evolve, an interactive virtual learning platform for remote instruction, and online digital learning courses focused on nurses and respiratory therapists.

Increased focus on pandemic and disaster preparedness
Recent global events highlighted the importance of preparedness in all sectors, including healthcare, and underscored the vital role of simulation-based training and education in ensuring readiness. We can support efforts to enhance trauma readiness, strengthen and assess the emergency response workforce, and prepare hospitals for medical surges through simulation-based training, readiness drills and human factors training. For example, through our partnership with a local simulation centre, we supported the Human Patient Simulation Network conference in 2023, India’s first multidisciplinary hybrid simulation event and with it the first air crash responder disaster drill.

12 I CAE Financial Report 2023

Management’s Discussion and Analysis

3.6       Foreign exchange
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates in the table below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2023	2022	(decrease)
U.S. dollar (US$ or USD)	1.35	1.25	8%
Euro (€ or EUR)	1.47	1.38	7%
British pound (£ or GBP)	1.67	1.64	2%

We used the average foreign exchange rates in the table below to value our revenues and expenses throughout the following periods:

			Increase /
	2023	2022	(decrease)
U.S. dollar (US$ or USD)	1.32	1.25	6%
Euro (€ or EUR)	1.38	1.46	(5%)
British pound (£ or GBP)	1.59	1.71	(7%)

For fiscal 2023, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $73.8 million and an increase in net income of $6.5 million, when compared to fiscal 2022. We calculated this by translating the current year’s foreign currency revenue and net income of our foreign operations using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 9 "Business risk and uncertainty" of this MD&A. A sensitivity analysis for foreign currency risk is included in Note 29 of our consolidated financial statements.

3.7       Non-IFRS and other financial measure definitions
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation, Defense and Security and Healthcare) since we analyze their results and performance separately.

CAE Financial Report 2023 I 13

Management’s Discussion and Analysis

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 3.9 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 3.9 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 3.9 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 3.9 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

14 I CAE Financial Report 2023

Management’s Discussion and Analysis

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in enterprise resource planning (ERP) and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 6.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Use of capital:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to Section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Return on capital employed (ROCE) and adjusted ROCE
ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company adjusting for net finance expense, after tax, divided by the average capital employed. Adjusted ROCE further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023), cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022) and impairments and other gains and losses incurred in relation to the COVID-19 pandemic (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2021). We use ROCE and adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 3.9 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

CAE Financial Report 2023 I 15

Management’s Discussion and Analysis

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, adjusted order intake is typically converted into revenue within one year, therefore we assume that adjusted order intake is equal to revenue.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

3.8       Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

16 I CAE Financial Report 2023

Management’s Discussion and Analysis

3.9       Non-IFRS measure reconciliations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Three months ended March 31	2023	2022	2023	2022	2023	2022	2023	2022
Operating income	$149.3	$58.1	$29.0	$25.8	$8.3	$9.4	$186.6	$93.3
Restructuring, integration and acquisition costs	13.6	26.6	1.5	9.2	0.2	0.2	15.3	36.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Cloud computing transition adjustment	—	11.6	—	1.8	—	—	—	13.4
Adjusted segment operating income	$162.9	$96.3	$30.5	$36.8	$8.5	$9.6	$201.9	$142.7

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Years ended March 31	2023	2022	2023	2022	2023	2022	2023	2022
Operating income	$430.3	$224.1	$35.7	$56.0	$8.0	$4.1	$474.0	$284.2
Restructuring, integration and acquisition costs	52.0	79.0	10.6	61.4	1.7	6.5	64.3	146.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	3.0	—	6.8	—	—	—	9.8	—
Cloud computing transition adjustment	—	11.6	—	1.8	—	—	—	13.4
Adjusted segment operating income	$485.3	$314.7	$53.1	$119.2	$9.7	$10.6	$548.1	$444.5

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2023	2022	2023	2022
Net income attributable to equity holders of the Company	$98.4	$55.1	$222.7	$141.7
Restructuring, integration and acquisition costs, after tax	12.5	27.1	49.4	110.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization, after tax	—	—	7.1	—
Cloud computing transition adjustment, after tax	—	9.8	—	9.8
Adjusted net income	$110.9	$92.0	$279.2	$261.5

Average number of shares outstanding (diluted)	318.7	318.5	318.4	312.9

Adjusted EPS	$0.35	$0.29	$0.88	$0.84

CAE Financial Report 2023 I 17

Management’s Discussion and Analysis

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2023	2022
Operating income	$474.0	$284.2
Depreciation and amortization	342.2	310.5
EBITDA	$816.2	$594.7
Restructuring, integration and acquisition costs	64.3	146.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	9.8	—
Cloud computing transition adjustment	—	13.4
Adjusted EBITDA	$890.3	$755.0

Net debt	$3,032.5	$2,700.1

Net debt-to-EBITDA	3.72	4.54
Net debt-to-adjusted EBITDA	3.41	3.58

18 I CAE Financial Report 2023

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS
4.1       Results from operations – fourth quarter of fiscal 2023

(amounts in millions, except per share amounts)		Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022
Revenue		$1,256.5	1,020.3	993.2	933.3	955.0
Cost of sales		$894.7	722.3	719.6	700.4	683.4
Gross profit		$361.8	298.0	273.6	232.9	271.6
As a % of revenue[2]	%	28.8	29.2	27.5	25.0	28.4
Research and development expenses		$40.0	30.2	32.2	40.7	34.9
Selling, general and administrative expenses		$149.7	138.1	128.0	145.1	143.6
Other (gains) and losses		$(10.5)	(6.7)	(3.2)	(2.4)	(20.9)
After tax share in profit of equity accounted investees		$(19.3)	(14.4)	(8.1)	(11.4)	(15.3)
Restructuring, integration and acquisition costs		$15.3	4.9	22.6	21.5	36.0
Operating income		$186.6	145.9	102.1	39.4	93.3
As a % of revenue[2]	%	14.9	14.3	10.3	4.2	9.8
Finance expense – net		$51.4	48.8	41.3	36.2	32.5
Earnings before income taxes		$135.2	97.1	60.8	3.2	60.8
Income tax expense (recovery)		$33.3	17.1	14.5	(0.5)	3.7
As a % of earnings before income taxes
(effective tax rate)%		25	18	24	(16)	6
Net income		$101.9	80.0	46.3	3.7	57.1
Attributable to:
Equity holders of the Company		$98.4	78.1	44.5	1.7	55.1
Non-controlling interests		$3.5	1.9	1.8	2.0	2.0
		$101.9	80.0	46.3	3.7	57.1
EPS attributable to equity holders of the Company
Basic and diluted		$0.31	0.25	0.14	0.01	0.17

Adjusted segment operating income[2]		$201.9	160.6	124.7	60.9	142.7
Adjusted net income[2]		$110.9	89.2	61.5	17.6	92.0
Adjusted EPS[2]		$0.35	0.28	0.19	0.06	0.29

Revenue was 32% higher compared to the fourth quarter of fiscal 2022
Revenue was $1,256.5 million this quarter, $301.5 million or 32% higher than the fourth quarter of fiscal 2022. Revenue variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$661.4	$432.7	$228.7	53%
Defense and Security	536.0	469.5	66.5	14%
Healthcare	59.1	52.8	6.3	12%
Revenue	$1,256.5	$955.0	$301.5	32%

You will find more details in Section 5 "Results by segment" of this MD&A.

Gross profit was 33% higher compared to the fourth quarter of fiscal 2022
Gross profit was $361.8 million this quarter (28.8% of revenue) compared to $271.6 million (28.4% of revenue) in the fourth quarter of fiscal 2022. The increase in gross profit compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue recognized during the period. The overall gross profit margin was stable compared to the fourth quarter of fiscal 2022.

2 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2023 I 19

Management’s Discussion and Analysis

Operating income was 100% higher compared to the fourth quarter of fiscal 2022
Operating income was $186.6 million this quarter (14.9% of revenue) compared to $93.3 million (9.8% of revenue) in the fourth quarter of fiscal 2022. Operating income variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$149.3	$58.1	$91.2	157%
Defense and Security	29.0	25.8	3.2	12%
Healthcare	8.3	9.4	(1.1)	(12%)
Operating income	$186.6	$93.3	$93.3	100%

You will find more details in Section 5 "Results by segment" of this MD&A.

Adjusted segment operating income was 41% million higher compared to the fourth quarter of fiscal 2022
Adjusted segment operating income was $201.9 million this quarter (16.1% of revenue) compared to $142.7 million (14.9% of revenue) in the fourth quarter of fiscal 2022. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$162.9	$96.3	$66.6	69%
Defense and Security	30.5	36.8	(6.3)	(17%)
Healthcare	8.5	9.6	(1.1)	(11%)
Adjusted segment operating income	$201.9	$142.7	$59.2	41%

You will find more details in Section 5 "Results by segment" of this MD&A.

Finance expense - net was 58% higher compared to the fourth quarter of fiscal 2022
The increase was mainly due to higher finance expense from an increased level of borrowing under credit facilities and an increase in variable interest rates.

We are incurring higher finance expense, commensurate with central bank monetary tightening policies.

Effective tax rate was 25% this quarter
Income tax expense this quarter amounted to $33.3 million, representing an effective tax rate of 25%, compared to an effective tax rate of 6% for the fourth quarter of fiscal 2022.

The effective tax rate was impacted by restructuring, integration and acquisition costs this quarter. In the fourth quarter of last year, the effective tax rate was also impacted by restructuring, integration and acquisition costs, as well as the cloud computing transition adjustment. Excluding the effect of these items, the effective tax rate would have been 24% this quarter compared to 15% in the fourth quarter of fiscal 2022. On this basis, the increase in the tax rate this quarter compared to the fourth quarter of fiscal 2022 was mainly attributable to the change in the mix of income from various jurisdictions.

20 I CAE Financial Report 2023

Management’s Discussion and Analysis

4.2       Results from operations – fiscal 2023

(amounts in millions, except per share amounts)		FY2023	FY2022
Revenue		$4,203.3	3,371.3
Cost of sales		$3,037.0	2,415.8
Gross profit		$1,166.3	955.5
As a % of revenue	%	27.7	28.3
Research and development expenses		$143.1	120.8
Selling, general and administrative expenses		$560.9	489.1
Other (gains) and losses		$(22.8)	(37.0)
After tax share in profit of equity accounted investees		$(53.2)	(48.5)
Restructuring, integration and acquisition costs		$64.3	146.9
Operating income		$474.0	284.2
As a % of revenue	%	11.3	8.4
Finance expense – net		$177.7	130.6
Earnings before income taxes		$296.3	153.6
Income tax expense		$64.4	3.6
As a % of earnings before income taxes (effective tax rate)%		22	2
Net income		$231.9	150.0
Attributable to:
Equity holders of the Company		$222.7	141.7
Non-controlling interests		$9.2	8.3
		$231.9	150.0
EPS attributable to equity holders of the Company
Basic		$0.70	0.46
Diluted		$0.70	0.45

Adjusted segment operating income		$548.1	444.5
Adjusted net income		$279.2	261.5
Adjusted EPS		$0.88	0.84

Revenue was 25% higher compared to last year
Revenue was $4,203.3 million this year, $832.0 million or 25% higher than last year. Revenue variances by segment were as follows:

(amounts in millions)
Years ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$2,166.4	$1,617.8	$548.6	34%
Defense and Security	1,844.2	1,602.1	242.1	15%
Healthcare	192.7	151.4	41.3	27%
Revenue	$4,203.3	$3,371.3	$832.0	25%

You will find more details in Section 5 "Results by segment" of this MD&A.

Gross profit was 22% higher compared to last year
Gross profit was $1,166.3 million this year (27.7% of revenue) compared to $955.5 million (28.3% of revenue) last year. The increase in gross profit compared to last year was mainly due to higher revenue recognized during the period. The lower overall gross profit margin this year was mainly due to the unfavourable contract profit adjustments recorded in Defense and Security in the first quarter of fiscal 2023.

CAE Financial Report 2023 I 21

Management’s Discussion and Analysis

Operating income was 67% higher compared to last year
Operating income was $474.0 million this year (11.3% of revenue) compared to $284.2 million (8.4% of revenue) last year. Operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$430.3	$224.1	$206.2	92%
Defense and Security	35.7	56.0	(20.3)	(36%)
Healthcare	8.0	4.1	3.9	95%
Operating income	$474.0	$284.2	$189.8	67%

You will find more details in Section 5 "Results by segment" of this MD&A.

Adjusted segment operating income was 23% higher compared to last year
Adjusted segment operating income was $548.1 million this year (13.0% of revenue) compared to $444.5 million (13.2% of revenue) last year. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2023	2022	Variance $	Variance %
Civil Aviation	$485.3	$314.7	$170.6	54%
Defense and Security	53.1	119.2	(66.1)	(55%)
Healthcare	9.7	10.6	(0.9)	(8%)
Adjusted segment operating income	$548.1	$444.5	$103.6	23%
You will find more details in Section 5 "Results by segment" of this MD&A.

Finance expense - net was $47.1 million higher than last year

FY2022 to
(amounts in millions)	FY2023
Finance expense - net, prior period	$130.6
Change in finance expense from the prior period:
Increase in finance expense on long-term debt (other than lease liabilities)	$37.5
Increase in finance expense on lease liabilities	2.3
Decrease in finance expense on royalty obligations	(1.0)
Increase in other finance expense	9.7
Increase in borrowing costs capitalized	(0.8)
Increase in finance expense from the prior period	$47.7
Change in finance income from the prior period:
Increase in interest income on loans and finance lease contracts	$(1.2)
Decrease in other finance income	0.6
Increase in finance income from the prior period	$(0.6)
Finance expense - net, current period	$177.7

The increase in finance expense on long-term debt is mainly due to an increased level of borrowing under credit facilities and an increase in variable interest rates.

We are incurring higher finance expense, commensurate with central bank monetary tightening policies.

Effective tax rate was 22% this year
Income tax expense this year amounted to $64.4 million, representing an effective tax rate of 22%, compared to an income tax expense of $3.6 million for the same period last year, representing an effective tax rate of 2%.

Last year, the effective tax rate was impacted by restructuring, integration and acquisition costs, and the cloud computing transition adjustment. The effective tax rate was not impacted by these items this year. Excluding the effect of these items last year, the effective tax rate would have been 14%. On this basis, the increase in the tax rate compared to last year was mainly attributable to the change in the mix of income from various jurisdictions, and the beneficial impact recognized on tax assets and positive impact of tax audits in Canada last year.

22 I CAE Financial Report 2023

Management’s Discussion and Analysis

4.3       Restructuring, integration and acquisition costs

	FY2023	FY2022	Q4-2023	Q4-2022
Integration and acquisition costs	$66.3	$87.8	$15.0	$23.6
Impairment of non-financial assets - net	2.3	37.1	—	6.5
Severances and other employee related costs	2.7	6.9	0.3	2.3
Other costs	2.8	15.1	—	3.6
Impairment reversal of non-financial assets following their
repurposing and optimization	(9.8)	—	—	—
Total restructuring, integration and acquisition costs	$64.3	$146.9	$15.3	$36.0

For the year ended March 31, 2023, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of L3H MT amounted to $17.6 million (2022 – $63.5 million) and those related to the fiscal 2022 acquisition of AirCentre amounted to $48.9 million (2022 – $18.1 million).

For the year ended March 31, 2023, cash provided by operating activities included payments related to the integration and acquisition costs for our acquired businesses and severances and other costs associated with our previously announced restructuring program amounting to approximately $79 million (2022 – $132 million).

Impairment reversal of non-financial assets following their repurposing and optimization
For the year ended March 31, 2023, restructuring, integration and acquisition costs include gains on the reversal of impairment of an intangible asset of $6.8 million in the Defense and Security segment and property, plant and equipment of $3.0 million in the Civil Aviation segment, following their repurposing and optimization and new customer contracts and opportunities.

4.4       Consolidated adjusted orders and adjusted backlog

Adjusted backlog3 13% higher compared to last year

(amounts in millions)	FY2023	FY2022
Obligated backlog[3], beginning of period	$7,871.4	$6,412.6
+ adjusted order intake	5,049.1	4,091.2
- revenue	(4,203.3)	(3,371.3)
+ / - adjustments	244.7	738.9
Obligated backlog, end of period	$8,961.9	$7,871.4
Joint venture backlog[3] (all obligated)	300.2	308.1
Unfunded backlog and options[3]	1,534.3	1,398.0
Adjusted backlog	$10,796.4	$9,577.5

Fiscal 2023 adjustments were mainly due to foreign exchange movements, partially offset by contract amendments and the revaluation of prior year contracts.

The book-to-sales ratio for the quarter was 1.17x. The ratio for the last 12 months was 1.20x.

You will find more details in Section 5 "Results by segment" of this MD&A.
3 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2023 I 23

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:
–Civil Aviation;
–Defense and Security;
–Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our financial results are presented in order of magnitude.

5.1       Civil Aviation
FISCAL 2023 EXPANSIONS AND NEW INITIATIVES

Expansions
–We announced the expansion of our commercial aviation training network in Toronto, Canada with the addition of a Boeing 737 MAX, a 787 FFS and a 777 FFS;
–We announced the expansion of our business aviation training network in Burgess Hill, U.K. with the addition of the first Dassault Falcon 6X FFS;
–We announced the signing of a 15-year agreement with the Qantas Group, to develop and operate a new state-of-the-art pilot training centre in Sydney, Australia;
–We expanded our business aviation footprint with the launch of our first West Coast U.S location offering Gulfstream, Embraer and Bombardier platforms located in Las Vegas, Nevada. We also announced a new training centre dedicated to training on Gulfstream platforms slated to open in early-2024 in Savannah, Georgia;
–Together with AirAsia India, we announced our collaboration to integrate the CAE Rise Training System into the airline’s simulator training program. AirAsia India is the first airline in India to adopt a data-driven training program using CAE Rise;
–Together with Clay Lacy Aviation we announced a two-way organizational cross-training and job-sharing agreement. This agreement calls for CAE instructors to be trained to company standards enabling them to fly with Clay Lacy, and for their senior pilots to be approved to conduct training and check flights for CAE;
–We have partnered with Jazz Aviation to meet the future needs for pilots through the Jazz Approach program, an ab-initio pilot training that provides cadets a direct pathway to a first officer position at Jazz Aviation;
–Together with AEGEAN, we announced our joint venture for a new flight-training location in Athens, Greece. The centre is expected to begin pilot and cabin crew training by the end of calendar 2023 and will be our first training centre in Southeastern Europe.

New programs and products
–We concluded a strategic partnership with Vertical Aerospace to be their exclusive global provider of VX4 pilot training and courseware;
–Together with Piper Aircraft Inc., we launched our electric aircraft modification program, where we will develop a conversion kit and bring an electric variant option of the aircraft to market. As a carbon neutral company, this program will allow CAE to further reduce it's direct carbon emissions at the source;
–We have launched our newest advancement in pilot training, the CAE 700MXR flight simulator. This high-fidelity flight simulator targets the eVTOL aircraft pilot training and will provide cost-effective, realistic and scalable flight training;
–Together with Spirit Airlines, we announced the launch of the Spirit Wings Pilot Pathway program that aims to expand the carrier’s pipeline of highly skilled, professional pilots. The program, located at CAE’s flight academy in Phoenix, Arizona, will put graduates on the fast track to a successful career as a Spirit Pilot.

24 I CAE Financial Report 2023

Management’s Discussion and Analysis

FISCAL 2023 ORDERS
Civil Aviation obtained contracts this quarter expected to generate future revenues of $841.5 million, including contracts for 19 FFSs. This brings the total civil order intake to $2,827.1 million and 62 FFSs for the year.

Notable FFS contract awards for the year included:
–Five Boeing 737 MAX and three Boeing 787 to United Airlines;
–One Boeing 737 MAX and one ATR 72-600 to CAE Simulation Training Private Limited, a joint venture between InterGlobe Enterprises and CAE;
–Two Airbus A320 Neo and one Boeing 737 MAX to American Airlines;
–One Phenom 100/300 and one Phenom 300 to Embraer-CAE Training Services, a joint venture between Embraer and CAE;
–One Airbus A350 and one ATR-72-600 to Fiji Airways;
–Two Boeing 737 MAX to Delta Air Lines;
–Two Airbus A320 to Blue Sky Aviation Training;
–Two Boeing 737 MAX to Allegiant Air;
–One Airbus A320 to Zhuhai Flight Training Centre;
–One ATR72 to Air New Zealand;
–One Airbus A220 to Qantas Group;
–One Airbus A220 to JetBlue;
–One Boeing 737 MAX to Singapore CAE Flight Training, a joint venture between Singapore Airlines and CAE;
–34 FFSs to undisclosed and other customers.

Notable contract awards for fiscal 2023 included:
–A 15-year commercial aviation training agreement with Qantas Group;
–A 3-year exclusive commercial aviation training agreement extension and 13-year commercial aviation training agreement with Mesa Airlines;
–An 8-year commercial aviation training agreement with GOL Airlines;
–A 5-year Pilot License cadet training agreement with Japan Airlines;
–A 10-year flight next-gen crew and operations manager agreement with SkyWest, Inc.;
–A 6-year business aviation training agreement with Delux Public Charter LLC (JSX Air);
–A 3-year business aviation training agreement with Tag Aviation Holdings;
–A 3-year business training agreement with Aerolineas Ejecutivas S.A. de C.V.

CAE Financial Report 2023 I 25

Management’s Discussion and Analysis

FINANCIAL RESULTS

(amounts in millions)		FY2023	FY2022	Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022
Revenue		$2,166.4	1,617.8	661.4	517.4	507.2	480.4	432.7
Operating income		$430.3	224.1	149.3	117.2	88.4	75.4	58.1
Adjusted segment operating income		$485.3	314.7	162.9	131.4	104.4	86.6	96.3
As a % of revenue[4]	%	22.4	19.5	24.6	25.4	20.6	18.0	22.3
Depreciation and amortization		$243.4	224.1	64.0	63.5	57.4	58.5	57.7
Property, plant and equipment
expenditures		$240.6	247.3	49.5	58.4	64.6	68.1	68.1
Intangible asset expenditures		$88.6	53.4	24.8	22.1	26.0	15.7	16.7
Capital employed[4]		$4,710.4	4,256.9	4,710.4	4,673.3	4,520.8	4,363.9	4,256.9
Adjusted backlog		$5,730.8	4,919.2	5,730.8	5,647.6	5,457.1	4,993.2	4,919.2

Supplementary non-financial information
Simulator equivalent unit		257	246	265	263	252	250	246
FFSs in CAE's network		324	316	324	323	315	318	316
Utilization rate	%	72	60	78	73	66	71	69
FFS deliveries		46	30	17	9	10	10	7

Revenue up 53% compared to the fourth quarter of fiscal 2022
The increase compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries, the integration into our results of AirCentre acquired in the fourth quarter of the prior year, higher utilization across our network, the foreign exchange impact on the translation of our foreign operations and the contribution from recently deployed simulators in our network.

Revenue was $2,166.4 million this year, $548.6 million or 34% higher than last year
The increase compared to last year was mainly due to higher utilization across our network, the integration into our results of AirCentre, higher revenue recognized from simulator sales, driven by the timing of production and other milestones on devices for which revenue was not recognized upon delivery and higher deliveries, and the contribution from recently deployed simulators in our network.

Operating income up 157% compared to the fourth quarter of fiscal 2022
Operating income was $149.3 million (22.6% of revenue) this quarter, compared to $58.1 million (13.4% of revenue) in the fourth quarter of fiscal 2022. This quarter’s operating income included restructuring, integration and acquisition costs of $13.6 million compared to $26.6 million in the fourth quarter of fiscal 2022.

The increase compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries and the timing of production of milestones, the contribution from recently deployed simulators in our network, lower restructuring, integration and acquisition costs, higher utilization across our network, the integration into our results of AirCentre and the cloud computing transition adjustment expense recognized in the prior year. The increase was partially offset by a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year.

Operating income was $430.3 million this year, $206.2 million or 92% higher than last year.
Operating income was $430.3 million (19.9% of revenue) this year, compared to $224.1 million (13.9% of revenue) last year. This year's operating income included restructuring, integration and acquisition costs of $52.0 million compared to $79.0 million last year.

The increase compared to last year was mainly due to higher utilization across our network, higher revenue recognized from simulator sales, driven by the timing of production and other milestones on devices for which revenue was not recognized upon delivery and higher deliveries, the integration into our results of AirCentre, the contribution from recently deployed simulators in our network and lower restructuring, integration and acquisition costs.

Adjusted segment operating income up 69% compared to the fourth quarter of fiscal 2022
Adjusted segment operating income was $162.9 million (24.6% of revenue) this quarter, compared to $96.3 million (22.3% of revenue) in the fourth quarter of fiscal 2022.

4 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
26 I CAE Financial Report 2023

Management’s Discussion and Analysis

The increase compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries and the timing of production of milestones, the contribution from recently deployed simulators in our network, higher utilization across our network and the integration into our results of AirCentre. The increase was partially offset by a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year.

Adjusted segment operating income was $485.3 million this year, $170.6 million or 54% higher than last year
Adjusted segment operating income was $485.3 million (22.4% of revenue) this year, compared to $314.7 million (19.5% of revenue) last year.

The increase compared to last year was mainly due to higher utilization across our network, higher revenue recognized from simulator sales, driven by the timing of production and other milestones on devices for which revenue was not recognized upon delivery and higher deliveries, the integration into our results of AirCentre and the contribution from recently deployed simulators in our network.

Property, plant and equipment expenditures were $49.5 million this quarter and $240.6 million for the year
Growth capital expenditures were $37.1 million for the quarter and $187.4 million for the year. Maintenance capital expenditures were $12.4 million for the quarter and $53.2 million for the year.

Capital employed increased by $37.1 million compared to last quarter and increased by $453.5 million compared to last year
The increase in capital employed compared to last quarter was due to higher right-of-use assets, movements in foreign exchange rates and higher property, plant and equipment. The increase is partially offset by a lower investment in non-cash working capital.

The increase in capital employed compared to last year was due to movements in foreign exchange rates, higher property, plant and equipment and higher right-of-use assets in support of training network expansions. The increase was partially offset by a lower investment in non-cash working capital.

Adjusted backlog up 16% compared to last year

(amounts in millions)	FY2023	FY2022
Obligated backlog, beginning of period	$4,718.3	$4,047.4
+ adjusted order intake	2,827.1	2,016.5
- revenue	(2,166.4)	(1,617.8)
+ / - adjustments	176.2	272.2
Obligated backlog, end of period	$5,555.2	$4,718.3
Joint venture backlog (all obligated)	175.6	200.9
Adjusted backlog	$5,730.8	$4,919.2

Fiscal 2023 adjustments were mainly due to foreign exchange movements, partially offset by contract amendments and the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 1.27x. The ratio for the last 12 months was 1.30x.

CAE Financial Report 2023 I 27

Management’s Discussion and Analysis

5.2       Defense and Security
FISCAL 2023 EXPANSIONS AND NEW INITIATIVES

Expansions
–We entered into a memorandum of understanding (MoU) with MBDA Deutschland to jointly develop virtual simulation environments that support the development, training and use of network-enabled, collaborative effectors to support the Future Combat Air System program and further develop the key technologies required for mission planning, collaborative algorithms and sensor data fusion;
–We entered into a MoU with Boeing to expand their collaboration and explore further teaming opportunities in defence aerospace training, leveraging the strengths, skills and advanced technologies of the two companies with the intent to further enhance innovation and competition through potential joint-offerings. This resulted in multi-mission platform collaboration in Canada, Germany and Norway to provide superior management, technical and cost-effective training solutions for the P-8A Poseidon program.

New programs and products
–The German government announced Boeing’s CH-47F Chinook was selected for the heavy helicopter program. CAE GmbH is a member of Boeing’s Team Chinook providing flight simulation technologies and training support services;
–The Royal Australian Navy awarded the Platforms and Systems Training Contract to CAE Australia Ltd. to deliver sustainable distributed training in support of naval training transformation;
–Piaggio Aerospace to deliver a P.180 Avanti II FFS (Level D) in support of the Italian Air Force;
–The U.S. Army announced Bell Textron’s V-280 was selected as the Future Long Range Assault Aircraft to support Future Vertical Lift. CAE is a member of Team Valor supporting the platform.

FISCAL 2023 ORDERS
Defense and Security was awarded $564.7 million in orders this quarter and $2,029.3 million in total for fiscal 2023, including notable contract awards from:
–L3 Harris to provide Program Management, Integrated Logistics & Support, Data Management System and Embedded Systems Engineering support for the CF-18 Systems Engineering Support Contract to the Royal Canadian Air Force;
–Rotorsim, a joint venture between CAE and Leonardo, to provide the training system in support of the Joint NH90 Training Program Full Mission Flight Trainer Maintenance Upgrade to the Netherlands Ministry of Defence;
–The Commonwealth of Australia for comprehensive training and sustainment support services under the Australian Defence Force ASIST program;
–The Public Works Government Services of Canada to provide a CH-149 Cormorant flight training device and maintenance and logistics support;
–The USAF for the continuation of KDAM training, contractor logistics support, and courseware development;
–The Naval Air Warfare Center Training Systems Division for a non-motion MH-60R Tactical Operational Flight Trainer configured for the Republic of Korea;
–The U.S. Army to continue fixed-wing flight training and support services at the CAE Dothan Training Center. Through a competitive recompete, the US Army also chose to award the program with options through 2032 and the addition of a new suite of technology in the fourth quarter;
–The USAF for the continuation of Initial Flight Training supported at the CAE Pueblo Training Center;
–An international customer for F-16 flight training device upgrades;
–Lockheed Martin to support the development of a C-130J weapons system trainer for the Royal New Zealand Air Force;
–The U.S. Army for advanced instructor pilot training support services to expand the scope of flight training and support services for both aircrew and non-aircrew personnel;
–The U.S. Navy to support T-44C simulator training and instructional services for the Chief of Naval Air Training;
–Lockheed Martin to support the development of a KC-130J weapons system trainer for the U.S. Marine Corp.

FINANCIAL RESULTS

(amounts in millions)		FY2023	FY2022	Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022
Revenue		$1,844.2	1,602.1	536.0	452.5	442.4	413.3	469.5
Operating income (loss)		$35.7	56.0	29.0	24.9	12.1	(30.3)	25.8
Adjusted segment operating income		$53.1	119.2	30.5	25.4	18.4	(21.2)	36.8
As a % of revenue	%	2.9	7.4	5.7	5.6	4.2	—	7.8
Depreciation and amortization		$86.8	73.4	23.2	21.7	21.0	20.9	20.1
Property, plant and equipment
expenditures		$25.4	21.6	11.9	4.8	3.5	5.2	6.0
Intangible asset expenditures		$28.2	24.9	9.4	5.6	6.4	6.8	6.9
Capital employed		$2,565.0	2,338.3	2,565.0	2,514.5	2,641.2	2,528.4	2,338.3
Adjusted backlog		$5,065.6	4,658.3	5,065.6	5,147.5	5,180.8	5,032.4	4,658.3

28 I CAE Financial Report 2023

Management’s Discussion and Analysis

Revenue up 14% compared to the fourth quarter of fiscal 2022
The increase compared to the fourth quarter of fiscal 2022 was mainly due to a higher level of activity on our North American programs and the foreign exchange impact on the translation of our foreign operations.

Revenue was $1,844.2 million this year, $242.1 million or 15% higher than last year
The increase compared to last year was mainly due to the integration into our results of L3H MT, acquired in the second quarter of the prior year, a higher level of activity on our North American programs and the foreign exchange impact on the translation of our foreign operations.

Operating income up 12% compared to the fourth quarter of fiscal 2022
Operating income was $29.0 million (5.4% of revenue) this quarter, compared to $25.8 million (5.5% of revenue) in the fourth quarter of fiscal 2022. This quarter’s operating income included restructuring, integration and acquisition costs of $1.5 million compared to $9.2 million in the fourth quarter of fiscal 2022.

The increase compared to the fourth quarter of fiscal 2022 was mainly due to lower restructuring, integration and acquisition costs, higher margins on our European programs and higher profitability in our joint ventures, partially offset by lower margins on certain North American programs and a lower net benefit from the remeasurement of long-term royalty obligations.

Operating income was $35.7 million this year, $20.3 million or 36% lower than last year
Operating income was $35.7 million (1.9% of revenue) this year, compared to $56.0 million (3.5% of revenue) last year. This year’s operating income included restructuring, integration and acquisition costs of $10.6 million compared to $61.4 million last year.

The decrease compared to last year was driven by lower margins on our North American programs, in part due to unfavourable contract profit adjustments on two U.S. programs in the first quarter of fiscal 2023, and higher selling, general and administrative expenses from higher bid and proposal costs associated with the pursuit of a larger Defense and Security pipeline, partially offset by lower restructuring, integration and acquisition costs and lower net research and development expenses.

Adjusted segment operating income down 17% compared to the fourth quarter of fiscal 2022
Adjusted segment operating income was $30.5 million (5.7% of revenue) this quarter, compared to $36.8 million (7.8% of revenue) in the fourth quarter of fiscal 2022.

The decrease compared to the fourth quarter of fiscal 2022 was mainly due to lower margins on certain North American programs and a lower net benefit from the remeasurement of long-term royalty obligations, partially offset by higher margins on our European programs and higher profitability in our joint ventures.

Adjusted segment operating income was $53.1 million this year, $66.1 million or 55% lower than last year
Adjusted segment operating income was $53.1 million (2.9% of revenue) this year, compared to $119.2 million (7.4% of revenue) last year.

The decrease compared to last year was driven by lower margins on our North American programs, in part due to unfavourable contract profit adjustments on two U.S. programs in the first quarter of fiscal 2023, and higher selling, general and administrative expenses from higher bid and proposal costs associated with the pursuit of a larger Defense and Security pipeline, partially offset by lower net research and development expenses.

Capital employed increased by $50.5 million compared to last quarter and increased by $226.7 million compared to last year
The increase compared to last quarter was mainly due to a higher investment in non-cash working capital, primarily due to higher contract assets, lower contract liabilities and higher inventories, partially offset by higher accounts payable and accrued liabilities.

The increase compared to last year was mainly due to movements in foreign exchange rates and lower other non-current liabilities.

CAE Financial Report 2023 I 29

Management’s Discussion and Analysis

Adjusted backlog up 9% compared to last year

(amounts in millions)	FY2023	FY2022
Obligated backlog, beginning of period	$3,153.1	$2,365.2
+ adjusted order intake	2,029.3	1,923.3
- revenue	(1,844.2)	(1,602.1)
+ / - adjustments	68.5	466.7
Obligated backlog, end of period	$3,406.7	$3,153.1
Joint venture backlog (all obligated)	124.6	107.2
Unfunded backlog and options	1,534.3	1,398.0
Adjusted backlog	$5,065.6	$4,658.3

Fiscal 2023 adjustments were mainly due to foreign exchange movements, partially offset by contract amendments.

This quarter's book-to-sales ratio was 1.05x. The ratio for the last 12 months was 1.10x.

In fiscal 2023, $821.6 million of unfunded backlog was transferred to obligated backlog and $816.6 million was added to the unfunded backlog.

5.3      Healthcare
FISCAL 2023 EXPANSIONS AND NEW INITIATIVES

Expansions
–We expanded our relationship with the Mayo Clinic College of Medicine and Science, finalizing a significant partnership for our LearningSpace centre management solution for its simulation centre in Rochester, Minnesota;
–Through efforts supported by CARES Act funding and Mon Health hospital system, we increased our presence and visibility in the U.S. to address West Virginia’s increased demand for nurses by introducing three statewide mobile nursing labs that use simulation to train students and healthcare providers;
–We secured several competitive deals with universities and colleges for our advanced patient simulators and our customizable centre management platform, CAE LearningSpace;
–We extended our geographic reach through a multi-location sale in India that included our Human Patient Simulator as well as CAE Luna, CAE Vimedix, CAE Blue Phantom and CAE LearningSpace;
–We were awarded contracts through our OEM program, for future research and development efforts as well as additional simulators to teach pacemaker placement;
–We expanded our relationship with the American Society of Anesthesiologists through a commitment to develop two additional SimSTAT modules for the MoCA.

New programs and products
–We introduced two new enhancements to our LearningSpace centre management platforms with the Standardized Patient Administration module that offers streamlined scheduling and communication with standardized patients via a dedicated mobile application and the updated NextGen Room View that optimizes the video interface for watching live or recorded simulation training sessions;
–We released an update for CAE VimedixAR that features enhanced animation and upgraded components that offers hands-free operation of selected controls for a better user experience.

FINANCIAL RESULTS

(amounts in millions)		FY2023	FY2022	Q4-2023	Q3-2023	Q2-2023	Q1-2023	Q4-2022
Revenue		$192.7	151.4	59.1	50.4	43.6	39.6	52.8
Operating income (loss)		$8.0	4.1	8.3	3.8	1.6	(5.7)	9.4
Adjusted segment operating income		$9.7	10.6	8.5	3.8	1.9	(4.5)	9.6
As a % of revenue	%	5.0	7.0	14.4	7.5	4.4	—	18.2
Depreciation and amortization		$12.0	13.0	2.2	3.1	3.5	3.2	3.1
Property, plant and equipment
expenditures		$2.8	3.3	1.5	0.2	0.5	0.6	0.6
Intangible asset expenditures		$9.6	12.3	2.3	1.9	2.5	2.9	2.6
Capital employed		$240.8	204.3	240.8	253.6	251.0	220.2	204.3

30 I CAE Financial Report 2023

Management’s Discussion and Analysis

Revenue up 12% compared to the fourth quarter of fiscal 2022
The increase compared to the fourth quarter of fiscal 2022 was mainly due to higher revenue from sales of patient simulators and the foreign exchange impact on the translation of our foreign operations.

Revenue was $192.7 million this year, $41.3 million or 27% higher than last year
The increase compared to last year was mainly due to higher revenue from sales of patient simulators and centre management solutions, driven by growth in our CAE LearningSpace simulation platform, key partnerships with OEMs and the foreign exchange impact on the translation of our foreign operations.

Operating income down 12% compared to the fourth quarter of fiscal 2022
Operating income was $8.3 million (14.0% of revenue) this quarter, compared to $9.4 million (17.8% of revenue) in the fourth quarter of fiscal 2022. This quarter’s operating income included restructuring, integration and acquisition costs of $0.2 million compared to $0.2 million in the fourth quarter of fiscal 2022.

The decrease compared to the fourth quarter of fiscal 2022 was mainly driven by the recognition of a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year. The decrease was partially offset by higher revenue, as described above.

Operating income was $8.0 million this year, $3.9 million or 95% higher than last year
Operating income was $8.0 million (4.2% of revenue) this year, compared to $4.1 million (2.7% of revenue) last year. This year’s operating income included restructuring, integration and acquisition costs of $1.7 million compared to $6.5 million last year.

The increase compared to last year was mainly due to higher revenue, as described above, a favourable product mix and lower restructuring, integration and acquisition costs. The increase was partially offset by higher net research and development expenses due to the recognition of previously unrecognized investment tax credits in the prior year, a gain on remeasurement of a contingent consideration liability in the prior year, and a lower net benefit from the remeasurement of long-term royalty obligations this year.

Adjusted segment operating income down 11% compared to the fourth quarter of fiscal 2022
Adjusted segment operating income was $8.5 million (14.4% of revenue) this quarter, compared to $9.6 million (18.2% of revenue) in the fourth quarter of fiscal 2022.

The decrease compared to the fourth quarter of fiscal 2022 was mainly driven by the recognition of a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year. The decrease was partially offset by higher revenue, as described above.

Adjusted segment operating income was $9.7 million this year, $0.9 million or 8% lower compared to last year
Adjusted segment operating income was $9.7 million (5.0% of revenue) this year, compared to $10.6 million (7.0% of revenue) last year.

The decrease compared to last year was mainly due to higher net research and development expenses due to the recognition of previously unrecognized investment tax credits in the prior year, a gain on remeasurement of a contingent consideration liability in the prior year and a lower net benefit from the remeasurement of long-term royalty obligations this year. The decrease was partially offset by higher revenue, as described above.

Capital employed decreased by $12.8 million compared to last quarter and increased by $36.5 million compared to last year
The decrease compared to last quarter was mainly due to lower non-cash working capital, driven by lower inventories and higher accounts payable and accrued liabilities.

The increase compared to last year was mainly due to higher non-cash working capital, driven by higher accounts receivable and inventories, and movements in foreign exchange rates.

CAE Financial Report 2023 I 31

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1       Consolidated cash movements

(amounts in millions)	FY2023	FY2022	Q4-2023	Q4-2022
Cash provided by operating activities*	$522.9	$395.7	$158.5	$83.2
Changes in non-cash working capital	(114.5)	22.5	22.1	123.6
Net cash provided by operating activities	$408.4	$418.2	$180.6	$206.8
Maintenance capital expenditures[5]	(62.8)	(55.4)	(14.8)	(16.1)
Change in ERP and other assets	(45.6)	(37.4)	(14.9)	(10.4)
Proceeds from the disposal of property, plant and equipment	5.7	8.4	0.9	0.3
Net (payments to) proceeds from equity accounted investees	(10.9)	(19.4)	(0.4)	0.5
Dividends received from equity accounted investees	40.9	27.1	20.6	6.5
Free cash flow[5]	$335.7	$341.5	$172.0	$187.6
Growth capital expenditures[5]	(206.0)	(216.8)	(48.1)	(58.6)
Capitalized development costs	(87.1)	(55.6)	(22.8)	(15.8)
Net proceeds from the issuance of common shares	16.3	696.1	0.8	0.6
Business combinations, net of cash acquired	(6.4)	(1,883.7)	—	(498.9)
Acquisition of investment in equity accounted investees	—	(4.3)	—	—
Other cash movements, net	(28.7)	7.4	3.1	9.3
Effect of foreign exchange rate changes on cash and cash equivalents	16.4	(16.7)	2.6	(8.8)
Net change in cash before proceeds and repayment of long-term debt	$40.2	$(1,132.1)	$107.6	$(384.6)
* before changes in non-cash working capital

Net cash provided by operating activities of $180.6 million this quarter
Net cash provided by operating activities was $26.2 million lower compared to the fourth quarter of fiscal 2022. The decrease was mainly due to a lower contribution from non-cash working capital, partially offset by higher net income from operating activities before non-cash items.

Net cash provided by operating activities of $408.4 million this year
Net cash provided by operating activities was $9.8 million lower than the same period last year. The decrease was mainly due to a lower contribution from non-cash working capital, partially offset by higher net income from operating activities before non-cash items.

Free cash flow of $172.0 million this quarter
Free cash flow was $15.6 million lower compared to the fourth quarter of fiscal 2022. The decrease was mainly due to a lower contribution from non-cash working capital, partially offset by higher cash provided by operating activities and higher dividends received from equity accounted investees.

Free cash flow of $335.7 million this year
Free cash flow was stable compared to last year. A lower contribution from non-cash working capital was partially offset by higher cash provided by operating activities.

Property, plant and equipment expenditures were $62.9 million this quarter and $268.8 million for the year
Growth capital expenditures were $48.1 million this quarter and $206.0 million for the year. Maintenance capital expenditures were $14.8 million this quarter and $62.8 million for the year.

5 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
32 I CAE Financial Report 2023

Management’s Discussion and Analysis

6.2       Sources of liquidity

We have a committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.

The total amount available through this revolving credit facility at March 31, 2023 was US$1.0 billion (2022 – US$850.0 million and $300.0 million, available through a Sidecar unsecured revolving credit facility). There was US$320.0 million drawn under the facility as at March 31, 2023 (2022 – US$270.0 million), and US$32.5 million was used for letters of credit (2022 – US$26.6 million). The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR/SOFR plus a margin based on the private credit rating.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$225.0 million (2022 – US$225.0 million). This is an uncommitted revolving facility strictly for the issuance of performance bonds, advance payment guarantees or similar instruments. As at March 31, 2023 the total outstanding for these instruments was $198.5 million (2022 – $182.9 million).

We manage an uncommitted receivable purchase facility of up to US$400.0 million (2022 – US$400.0 million), in which we sell interests in certain of our accounts receivable to third parties for cash consideration. As at March 31, 2023, the carrying amount of the original accounts receivable sold to financial institutions pursuant to the receivable purchase facility totalled $266.7 million (2022 – $213.9 million) of which $42.4 million (2022 – $21.0 million), corresponding to the extent of our continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

We have certain debt agreements which require the maintenance of standard financial covenants. As at March 31, 2023, we are compliant with all our financial covenants.

The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2023	2022
Total long-term debt	$3,250.1	$3,046.2
Less:
Current portion of long-term debt	133.4	142.8
Current portion of lease liabilities	81.2	99.0
Long-term portion of long-term debt	$3,035.5	$2,804.4

Term loans
In September 2022, we extended the maturity of our US$175.0 million variable interest-bearing term loan from July 2023 to July 2024.

In March 2023, we repaid a term loan of US$50.0 million.

Revolving credit facility amendments
In October 2022, we amended our US$850.0 million unsecured revolving credit facility to increase the total capacity to US$1.0 billion and extended the maturity by one year to September 2027. In addition, we terminated our $300.0 million Sidecar unsecured revolving credit facility, which had no borrowings and was coming to maturity in April 2023.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Our defined benefit pension plans are considered sufficiently funded. We expect to pay employer contributions and benefits of $35.5 million in fiscal 2024.

6.3       Government participation

We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2019, we announced a plan to invest in R&D innovations over the next five years, including Project Digital Intelligence. The aim has been to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Government of Canada, through the Strategic Innovation Fund (SIF), and the Government of Québec, through Investissement Québec (IQ), agreed to participate in the project through interest free loans of up to $150.0 million and $47.5 million, respectively, in relation to eligible costs incurred from fiscal 2019 to fiscal 2023. Government contributions for Project Digital Intelligence ended in fiscal 2023.

CAE Financial Report 2023 I 33

Management’s Discussion and Analysis

During fiscal 2021, we concluded a new financial participation agreement with IQ. Under this agreement, IQ agreed to invest up to $30.0 million in repayable contributions on eligible CAE spending of up to $82.4 million related to Healthcare R&D projects which support CAE's continued development of technologies, products and services that allow to make healthcare safer. Government contributions for this program ended on March 31, 2023.

During fiscal 2022, we concluded new financial participation agreements with the Government of Canada and the Government of Québec who will fund up to $190.0 million and $150.0 million, respectively, in the form of partially repayable loans for eligible spending related to R&D projects. The investments will fund Project Resilience, a plan to invest $1 billion in R&D innovations over the next five years with the aim to develop technologies of the future, including digitally immersive solutions using data ecosystems and AI in Civil Aviation, Defense and Security and Healthcare. The project will also allow CAE to position itself as a leader in end‑to-end technology, operational support and training solutions for AAM, as well as develop green light aircraft technologies.

6.4       Contingencies and commitments

Contingencies
During fiscal 2015, we received tax notices of reassessment from the Canada Revenue Agency (CRA) in connection with our characterization of amounts received under the Strategic Aerospace and Defence Initiative (SADI) program during our 2012 and 2013 taxation years. Under the SADI program, we received funding from the Government of Canada for our eligible spending in R&D projects, in the form of an unconditionally repayable interest-bearing loan, for which we commenced repayment of the principal and interest in fiscal 2016 in accordance with the terms of the agreement. The CRA has taken the position that amounts received under the SADI program qualify as government assistance. We filed notices of objection against the CRA’s reassessments and subsequently filed a notice of appeal to the Tax Court of Canada.

In September 2021, the Tax Court of Canada ruled in favour of the CRA’s contention and held that the amounts received under the SADI program qualified as government assistance. We subsequently filed an appeal to the Federal Court of Appeal against the Tax Court’s decision. In October 2022, the Federal Court of Appeal issued a decision in which it rejected the appeal. In December 2022, we filed an application for leave to appeal to the Supreme Court of Canada.

In May 2023, the Supreme Court of Canada denied the application for leave to appeal. We consider this matter closed as the Supreme Court’s decision cannot be appealed. The outcome did not have a material impact on our consolidated financial statements as at March 31, 2023.

Commitments
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five fiscal years and thereafter:

(amounts in millions)	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt (excluding interest)	$133.4	$486.7	$264.2	$171.5	$562.7	$1,175.7	$2,794.2
Lease liabilities	104.5	62.7	55.9	51.5	47.6	402.4	724.6
Purchase commitments	297.5	126.6	58.7	62.4	1.9	1.9	549.0
	$535.4	$676.0	$378.8	$285.4	$612.2	$1,580.0	$4,067.8

As at March 31, 2023, the Company had additional commitments of $80.2 million related to leases not yet commenced that have not been recognized as a lease liability nor included in the table above.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2023, we had other long-term liabilities that are not included in the table above such as employee benefits obligations and deferred tax liabilities. CAE’s cash obligation in respect of the employee benefits obligations depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry‑forwards available.

34 I CAE Financial Report 2023

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION
7.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2023	2022
Use of capital:
Current assets	$2,235.0	$2,148.6
Less: cash and cash equivalents	(217.6)	(346.1)
Current liabilities	(2,246.7)	(2,091.2)
Less: current portion of long-term debt	214.6	241.8
Non-cash working capital[6]	$(14.7)	$(46.9)
Property, plant and equipment	2,387.1	2,129.3
Intangible assets	4,050.8	3,796.3
Other long-term assets	1,763.6	1,504.6
Other long-term liabilities	(565.4)	(596.6)
Capital employed	$7,621.4	$6,786.7
Source of capital[6]:
Current portion of long-term debt	$214.6	$241.8
Long-term debt	3,035.5	2,804.4
Less: cash and cash equivalents	(217.6)	(346.1)
Net debt[6]	$3,032.5	$2,700.1
Equity attributable to equity holders of the Company	4,507.7	4,009.7
Non-controlling interests	81.2	76.9
Capital employed	$7,621.4	$6,786.7

Capital employed increased $834.7 million compared to last year
The increase was mainly due to higher other long-term assets, higher property, plant and equipment and higher intangible assets, as described below.

Return on capital employed (ROCE)6
ROCE was 4.9% this quarter, which compares to 4.3% in the fourth quarter of last year. Adjusted ROCE was 5.7% this quarter, which compares to 6.2% in the fourth quarter of last year and 5.5% last quarter.
Non-cash working capital increased by $32.2 million compared to last year
The increase was mainly due to higher contract assets, higher inventories and higher accounts receivable, partially offset by higher contract liabilities and higher accounts payable and accrued liabilities.

Property, plant and equipment increased by $257.8 million compared to last year
The increase was mainly due to movements in foreign exchange rates and capital expenditures in excess of depreciation.

Intangible assets increased by $254.5 million compared to last year
The increase was mainly due to movements in foreign exchange rates and additions in excess of depreciation.

Other long-term assets increased by $259.0 million compared to last year
The increase was mainly due to a higher investment in equity accounted investees, higher other non-current assets, mainly due to advance payments for property, plant and equipment, higher right-of-use assets in support of training network expansions, primarily due to additions and remeasurements in excess of depreciation, and higher employee benefits assets.

6 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2023 I 35

Management’s Discussion and Analysis

Total debt increased by $203.9 million compared to last year
The increase in total debt was mainly due to movements in foreign exchange rates and additions and remeasurements of lease liabilities.

Net debt7 increased by $332.4 million compared to last year

(amounts in millions)		FY2023	FY2022
Net debt, beginning of period		$2,700.1	$1,425.4
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		(40.2)	1,132.1
Effect of foreign exchange rate changes on long-term debt		223.3	(28.0)
Impact from business combinations		—	35.1
Non-cash lease liability movements		126.1	112.1
Other		23.2	23.4
Change in net debt during the period		$332.4	$1,274.7
Net debt, end of period		$3,032.5	$2,700.1

		As at March 31	As at March 31
Liquidity measures		2023	2022
Net debt-to-capital[7]	%	39.8%	39.8
Net debt-to-EBITDA[7]		3.72	4.54
Net debt-to-adjusted EBITDA[7]		3.41	3.58

Total equity increased by $502.3 million this year
The increase compared to last year was mainly due to changes in other comprehensive income, including foreign currency translation adjustments, and the net income realized this year.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 317,906,290 common shares issued and outstanding as at March 31, 2023 with total share capital of $2,243.6 million. In addition, we had 6,323,537 options outstanding under the Employee Stock Option Plan (ESOP).

As at April 30, 2023, we had a total of 317,946,890 common shares issued and outstanding and 6,279,862 options outstanding under the ESOP.

7.2       Off balance sheet arrangements

In the normal course of business, we manage an uncommitted receivable purchase facility in which we sell interests in certain of our accounts receivable to third parties for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Section 6.2 "Sources of Liquidity."

7 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 3.7 “Non-IFRS and other financial measure definitions" and Section 3.9 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
36 I CAE Financial Report 2023

Management’s Discussion and Analysis

7.3       Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:
–Cash and cash equivalents, restricted cash and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);
–Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;
–Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:
–Accounts payable and accrued liabilities, long-term debt, including interest payable, as well as lease liabilities and royalty obligations are classified at amortized cost;
–Contingent consideration arising on business combinations and derivative instruments not designated as hedging instruments in a hedge relationship are classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
–The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
–The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;
–The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
–The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

A description of the fair value hierarchy is discussed in Note 27 of our consolidated financial statements.

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

CAE Financial Report 2023 I 37

Management’s Discussion and Analysis

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are held with a wide range of commercial and government organizations and agencies. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 9 and Note 27 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates. A summary of our exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segments is included in Note 29 of our consolidated financial statements.

Client concentration risk
For the year ended March 31, 2023, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 22% (2022 – 23%) of consolidated revenue.

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, Euro and British pound). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.
38 I CAE Financial Report 2023

Management’s Discussion and Analysis

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving credit facilities and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2023, 73% (2022 – 75%) of the long-term debt bears fixed interest rates.

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments expense
We have entered into equity swap agreements with major Canadian financial institutions to reduce our exposure to fluctuations in our share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in our share price impacting the cost of the cash-settled share-based payments plans.

Hedge of net investments in foreign operations
As at March 31, 2023, we have designated a portion of our unsecured senior notes, term loans and revolving credit facility as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long‑term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 29 of our consolidated financial statements.

8.     BUSINESS COMBINATIONS
During the year ended March 31, 2023, we completed our assessment of the fair value of assets acquired and liabilities assumed of L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre) acquired in fiscal 2022.

Adjustments to the purchase price allocations of the L3H MT and AirCentre acquisitions resulted in increases of intangible assets of $27.0 million, other long-term liabilities of $6.4 million, and current liabilities of $4.0 million, and decreases of current assets of $11.9 million, other long-term assets of $2.6 million and deferred tax assets of $2.1 million.

During the year ended March 31, 2023, cash consideration of $6.4 million was paid for an acquisition realized in fiscal 2021.

You will find more details in Note 2 of our consolidated financial statements.
CAE Financial Report 2023 I 39

Management’s Discussion and Analysis

9.     BUSINESS RISK AND UNCERTAINTY
Risk strategy and philosophy
We operate in several industry segments which present a variety of risks and uncertainties. Our risk management strategy is forward‑looking and aligned with our business strategy. CAE’s risk-taking activities are undertaken with the understanding that risk‑taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations.

When making decisions about risk-taking and risk management, we place the highest priority on the following objectives:
–To protect the health and safety of our employees, customers, stakeholders and the general public;
–To protect our reputation and brand;
–To maintain financial strength;
–To effectively and prudently deploy capital invested by our shareholders; and
–To safeguard the expectations we have established with our shareholders, customers and creditors.

The risks and uncertainties described below are risks that we currently believe could materially and adversely affect our business, financial condition and results of operation. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.

Risk governance
We maintain strong risk governance practices. Management and the Board discuss the critical risks facing our business quarterly, annually during the strategic planning and budgeting processes, and on an ad hoc basis, as deemed necessary. To mitigate the risks that may impact our business or future performance, management has established an enterprise risk management (ERM) policy and a framework that provides a structured approach to identify, assess, manage, monitor and report on risks.

This framework relies on the Three Lines Model where the business segments, the risk management function and our internal audit function work in collaboration to manage critical risks and continuously improve the risk management process, as presented below.

CAE’s ERM Framework

Management develops and deploys risk strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the critical risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary.

Risk approach and implementation
CAE promotes a strong risk culture that allows individuals and groups to make better risk-informed decisions aligned with our strategic objectives and risk appetite. A strong risk culture also allows us to maximize opportunities. Early identification of risks also helps CAE be more proactive and prevent major incidents. A strong risk culture and common approach to risk management are integral to our risk management practices.

40 I CAE Financial Report 2023

Management’s Discussion and Analysis

Each business unit and functional group identifies and assesses critical and emerging risks on an ongoing basis. Risk owners are responsible for managing risks they own, and for reporting, via the chain of command, the evolution of their risk profile. All risks are either measured quantitatively or assessed qualitatively and aggregated at an enterprise level. Risk assessment criteria provide a consistent risk assessment process and risk ratings.

CAE’s comprehensive enterprise risk profile is updated on a regular basis as well as when a major shift occurs, such as for significant merger and acquisition activity. It is prepared considering CAE’s strategic and business plans and identifies an owner for each risk. It is presented to the Executive Management Committee, and a summary thereof to the Board together with risk management activities to address such risks. All risks or weaknesses are reported to the Executive Management Committee or the Senior Vice President, Investor Relations and Enterprise Risk Management, who assess their potential impact. Depending on the severity, a risk strategy is selected (risk acceptance, transference, avoidance or reduction), implemented, monitored and reported in accordance with the risk management process.

Risk Categories
We have grouped the risks that our business faces in the following categories and investors should read this Business Risk and Uncertainty section in full:
–Strategic: risks arising from inability to implement appropriate business plans or strategies, from inappropriate decision‑making processes or inappropriate utilization or allocation of resources and the inability to adapt to competition and changes in the market or financial environment;
–Operational: risks of loss arising from inadequate or failed internal processes, people, and systems or from external events;
–Talent: risks arising from failure to effectively manage talent recruitment, development, retention, key person reliance, wellbeing, health and safety, and resource allocation;
–Financial: risks arising from ineffective management of financial tools leading to a loss in revenue/profit, shareholder value and/or CAE’s overall stability;
–Regulatory: risks arising from failure to comply with local and international laws or to identify proper legal protection (e.g., patents) or to implement appropriate corporate governance practices to shield CAE from unfavourable consequences;
–Environmental, Social & Governance: risks arising from environmental, social and/or governance events, conditions or ineffective practices leading to a tarnished reputation, loss of confidence, legal sanctions, or financial impact;
–Reputational: risks of a tarnished reputation and/or loss of confidence and trust with customers and key stakeholders caused by reputational impacting events; and
–Technological: risks arising from ineffective practices related to IT infrastructure, technology investment, cybersecurity and privacy and records retention.

9.1      Strategic Risks

Cybersecurity
CAE could be negatively impacted by threats to the security of its information technology and operational technology systems. CAE is faced with the risk of disruption, loss, theft, misuse, or unauthorized access to pertinent sensitive data (e.g., intellectual property) and confidential information (e.g., customer, partner and employee information) stored on CAE’s systems and technologies and/or those of its partners, suppliers, and vendors and non-compliance with regulatory, legislative and commercial security requirements. Cybersecurity incidents related to our information technology systems, digital platforms and software supply chain are a threat to the integrity, reliability, and availability of technology and data. Cybersecurity incidents may take the form of system failures and non‑availability, software bugs or defects, cyber-attacks, cyber extortion (including ransomware), breaches of systems security, electronic crime, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial-of-service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems.

Continued use of remote work and use of video conferencing and collaborative platforms (initially implemented by CAE in response to the pandemic) has increased the pressure on our information technology infrastructure which, in turn, may increase CAE’s vulnerability to these risks. In addition, subcontractors may, based on the requirements of their participation in our processes, be granted access to our IT platform and software solutions, thereby exposing us to heightened IT and cybersecurity risks.

A successful breach of security of our information systems could lead to theft or misuse of our customers’, employees’, suppliers’, shareholders’, or business contacts’ proprietary, confidential, or personal data information and result in third-party claims against us, reputational harm, regulatory fines or financial loss.

IT, digital and cybersecurity risks could disrupt our operations and cause our airline customers’ operations to be significantly disrupted by having to ground their fleet or delay flights.

Cybersecurity risks include the risk of loss of, corruption of, or unauthorized disclosure or access to business information and data, confidential, classified or restricted information. This may include unauthorized access to information belonging to CAE, our employees, or our business partners, including aircraft OEMs, fixed based operations and customers. These risks expose us to client attrition, non-compliance with privacy legislation or any other laws in effect, litigation, regulatory fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation.
CAE Financial Report 2023 I 41

Management’s Discussion and Analysis

Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. This is accentuated by the increasing geopolitical stressors. In addition, the digital transformation and the adoption of emerging technologies, such as AI, automation and the increasing use of “frontier” cyber offensive techniques, call for continued focus and investment to manage our risks effectively.

Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. CAE may be impacted by cybersecurity risks and similar incidents at our customers, suppliers and partners. These parties have varying levels of cybersecurity maturity, expertise and safeguards. In addition, some of these parties may have an elevated threat condition due their involvement in government and defense contracts, which can similarly elevate the risk to CAE and the likelihood of the threats we face.

Geopolitical uncertainty
Geopolitical developments (e.g., political tensions, changes in government commitment, direction and regulatory requirements) can disrupt CAE’s operations and have a significant impact on CAE’s financial position. Throughout fiscal 2023, global uncertainty continued to intensify, and, in some parts of the world, political instability has become more pronounced, protracted and unpredictable. Such rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to delays or cancellation of orders, deliveries or projects, difficulties or increased costs related to repatriating capital or the expropriation of assets in which we have invested significant resources, particularly when the customers are state‑owned or state-controlled entities. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

Political developments impacting international trade, including trade disputes, increased tariffs and sanctions, particularly potentially conflicting policies from the U.S., European Union, Russia and China with ramifications beyond their borders, may negatively impact markets and cause weaker macroeconomic conditions or drive political or national sentiment, impacting CAE’s operating environment and financial position.

The war in Ukraine and the international response has had, and may continue to have, potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices, which may, in turn, increase inflationary pressures and interest rates. Certain countries, including Canada and the U.S., have imposed strict financial and trade sanctions against Russia, which have had, and may continue to have, far-reaching effects on the global economy and energy and commodity prices. CAE has suspended all services and training to Russian airlines, aircraft operators and healthcare distributors, which has impacted our results of operations in fiscal 2023 and will continue to impact our results going forward. The short, medium and long‑term implications of the war in Ukraine and the potential direct and indirect impacts on CAE remain uncertain and unpredictable. Depending on the extent, duration and severity of the war, it may have the effect of heightening many of the other risks described herein, including, without limitation, the risks of legal action from counterparties in the region to whom we have ceased providing products and/or services in light of the conflict, volatility in financial markets, increase in energy and commodity prices globally, supply shortages, reduced consumer purchasing power, significant disruptions in logistics infrastructure, telecommunications services and risks relating to the unavailability of information technology systems and infrastructure. The resulting impacts to the global economy, financial markets, inflation, interest rates and unemployment, among others, could adversely impact economic and financial conditions. In addition, we may experience other risks, difficulties and challenges in the way we conduct our business and operations generally as a result of the ongoing conflict, including an increased risk of cybersecurity attacks.

Global economic conditions
CAE’s results from operations are sensitive to and may be significantly impacted by changes in the economic conditions of the industries and geographic areas in which we operate. CAE may fail to anticipate and/or react in an agile manner to known and unanticipated global economic conditions (e.g., business cycles, trends, inflation, unemployment, financial soundness, and supplier and consumer confidence). Also, any prolonged or significant impact arising from difficult economic conditions may have an adverse effect on our business, results from operations and financial condition.

Competitive business environment
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unexpected moves by existing or new competitors. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Some of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

42 I CAE Financial Report 2023

Management’s Discussion and Analysis

Moreover, as we expand our product portfolio to software solutions, we face new competitors who are able to leverage a larger installed customer base and their involvement beyond software solutions to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our software at lower prices. We also face competition from niche companies that offer particular software solutions that attempt to address certain problems that our software solves or certain customer needs. We expect to continue to invest significant resources in research and development to continue to enhance our software solutions and leverage a high level of customer satisfaction, but there is no assurance that we can satisfy customer demands as they evolve.

Finally, economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

OEM leverage and encroachment
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unanticipated changes from existing and/or new OEMs. Also, we are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business and reap certain critical advantages; an OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

CAE, as an independent training provider and simulator manufacturer, has the ability to replicate certain aircraft platforms without data, parts and equipment from the OEM. Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open-source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Inflation
Our operations are vulnerable to increases in costs of significant inputs, such as energy, components, raw materials, and transportation. The global energy crisis, heightened by the conflict in Ukraine, could continue to contribute to global inflation, which has been substantial particularly given recent geopolitical events. Ongoing inflation would further drive up our overall operation costs. We may not be able to pass these higher costs to our customers in full or at all in a timely manner, successfully negotiate requests for equitable adjustment from our government customers, or otherwise offset such unforeseen cost increases through efficiencies and the like, and as a result any significant increases in our costs and/or the failure of our measures to limit their impact could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

International scope of our business
We have operations in over 40 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2023. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks inherent in conducting business abroad, including, among other things:
–Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof;
–Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions, trade, work or travel restrictions and other restrictions;
–Recessions and other economic crises in other regions or specific foreign economies and the impact on our cost of doing business in those regions;
–Acts of war, civil unrest, force majeure and terrorism;
–Social and economic instability;
–Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted;
–Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada;
–Difficulties, delays and expenditures that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; and
–Complexity and corruption risks of using foreign representatives and consultants.
CAE Financial Report 2023 I 43

Management’s Discussion and Analysis

While the impact of these risks is difficult to predict, any one of them could adversely affect our financial position, results of operations, reputation and/or cash flows.

Level and timing of defence spending
A significant portion of our revenue is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Australian, Canadian, European, UAE, U.K., U.S., and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions, the nature of the international threat environment and the risk of availability of funding influenced by customers’ budget cycles. Fluctuations in defence spending in the markets in which we operate or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations.

Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Potential impediments to steady growth include acts of terrorism, health crises, natural disasters, the interruption of global mobility, oil price volatility, increased global environmental regulations or other major world events. Commercial flight activity has continued to improve compared to fiscal year 2022, following the COVID-19 pandemic disruption. While we have seen an improvement in East Asia, there is a risk that we may experience a delayed recovery in air travel demand to pre-COVID levels in the event travel restrictions are reinstated. Decreased airline passenger and cargo traffic for an extended period could have a material and adverse effect on our financial and operating performance.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations, price and other competitive factors, fuel prices and geopolitical environment.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving airline customers could impact our revenues and limit our opportunity to generate profits from those customers.

Our ability to penetrate new markets
Penetration of new markets, including as a result of new technologies, represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us.

Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec and the Government of Canada. We also receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. and the U.K. on eligible R&D activities that we undertake. The level of government financial participation and investment tax credits we receive reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and R&D activities. Moreover, the investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and R&D activities. In addition, these credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions or reversals of grants, credits or contributions previously received.

Furthermore, our R&D investments in new products or technologies may or may not be successful. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may also incur cost overruns in developing and bringing to market new products.

Evolving standards and technology innovation and disruption
The civil aviation and defense and security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. CAE may fail to catch the next wave of market disruption and/or be displaced by disruptive technologies or services due to inadequate resourcing, organization and management of transformation. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers or penetrate new markets successfully. This could reduce our revenue and market share.

44 I CAE Financial Report 2023

Management’s Discussion and Analysis

The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to our fleet to update to the evolving technology. The adoption of new technologies, such as AI, machine learning and unmanned aerial systems or remotely piloted aircraft, presents opportunities for us, but may result in new and complex risks. Also, our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for Civil Aviation applications and from 6 to 24 months or longer for Defense and Security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Incurring these expenditures in a period that has no corresponding revenue will affect our operating results and financial position. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Business development and awarding of new contracts
We obtain most of our contracts through competitive bidding processes. As the competitive environment intensifies, the number of bid protests may increase. Significant costs and managerial time are required to prepare bids and proposals for contracts that may not ultimately be awarded to CAE or may be split with competitors. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our adjusted backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. Moreover, certain foreign governments increasingly rely on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor indefinite delivery/indefinite quantity (ID/IQ), General Services Administration Pricing Schedule and other supply chain leveraging strategies, which may result in greater competition and increased pricing pressure. Furthermore, our competitive environment is also affected by a significant number of bid protests from unsuccessful bidders on new program awards. Bid protests can result in contract modifications or the award decision being reversed and loss of the contract award. Even where a bid protest does not result in the loss of an award, the resolution can extend the time until the contract activity can begin, which can reduce our earnings in the period in which the contract would otherwise be performed.

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations, revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

CAE cannot assure investors that we will effectively manage our growth
Our growth has placed and may continue to place significant demands on our management and operational and financial infrastructure. As our operations grow in size, scope and complexity, and as we identify and pursue new opportunities, we may be subject to both transition and growth-related risks, including capacity constraints and pressure on our internal systems and controls, and may need to increase the scale of our infrastructure (financial, management, informational, personnel and otherwise). There can be no assurance we will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot anticipate. Our ability to manage future growth effectively requires us to continue to implement and improve financial, management and operational processes and systems and to expand, train and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture and efficiencies, including our ability to quickly develop and launch new and innovative products. Any of these difficulties could adversely impact our business performance and results of operations.

Estimates of market opportunity
The estimates of market opportunity included in this MD&A, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates. While our estimates of the addressable markets included in this report were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurately indicative of our future growth. Further, even if the estimates of our market opportunity do prove to be accurate, we could fail to capture a significant portion, or any portion, of the available markets.

Competing priorities
Responding to competing priorities as well as critical and time-sensitive matters as they emerge throughout the organization may divert management’s attention from our key strategic priorities, and cause us to reduce, delay, or alter initiatives that could otherwise increase our long-term value.
CAE Financial Report 2023 I 45

Management’s Discussion and Analysis

9.2      Operational Risks

Supply chain disruptions
Unpredictable shifts in supply and demand patterns on a global scale may cause delays in project delivery, increase price pressure from single sourced items and overall project costs and result in declining bid performance. The pandemic and widening geopolitical fractures intensified global supply chain imbalances. Further, conservative and protective behaviours from businesses and governments, such as increasing demand and hoarding, as well as increased competition for critical electrical components and products and commodities, commodity-based products have also intensified. In this context, supply chain disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs, finish projects or leave us with unsold materials or products, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations. Delays and volatility specific to our supply chain requirements could ultimately have an overall negative impact on our ability to compete on the market, our client relationships, our growth, reputation, financial performance and cash flows.

Program management and execution
CAE may fail to accurately estimate the resources and costs required to fulfill contract commitments, as well as to effectively manage and control our costs, which may impact our profitability.

When making proposals, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. We may bid on programs for which the work activities, deliverables, and timelines are vague or for which the solicitation incompletely describes the actual work, which may result in inaccurate pricing assumptions. Furthermore, we may realize the lost opportunity cost of not bidding on and winning other contracts that we may have pursued otherwise.

Contracts are often long-term and may involve new technologies, unforeseen events, such as technological difficulties, cost fluctuations, significant inflation, problems with suppliers, and cost overruns. These factors affect the cost estimates of the contracts we bid on, which can result in the contractual price becoming less favourable or even unprofitable for us. Our profitability could also be negatively affected if we continue to experience increased labour/material inflationary pressures, economic headwinds and global supply chain disruptions.

If we experience difficulties or do not meet program milestones, we may be unable to achieve program milestones as currently scheduled and may have to devote more resources than originally anticipated, which may impact timely execution and profitability.

Mergers and acquisitions
CAE may fail to achieve the expected strategy, synergies and outcomes associated with the integration of acquired entities. The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, technology investments, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise and where there is strong reliance and dependency on certain key suppliers.

Business continuity
CAE may be unable to recover from business interruptions, including pandemics, natural disasters, political/social unrest, terrorism, and IT disruptions including those at third-party suppliers and service providers, in an efficient and timely manner. Such disruptions may cause delays in the execution of certain programs which require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules to avoid penalties or sanctions under contracts or even the cancellation of some contracts. These business interruptions can also have a detrimental effect on our customers’ operations and may lead to aircraft being grounded and flights delayed. Our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks has also increased as a result of the COVID-19 pandemic, the increased geopolitical tensions and our recent acquisitions.

Subcontractors
We engage subcontractors for many of our contracts with whom we may have disputes, including with regard to the quality and timeliness of their work, customer concerns, or their failure to comply with applicable laws. Subcontractors may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems and warranty claims. In connection with our government contracts, we may be required to procure certain materials, components and parts from supply sources approved by government authorities and CAE relies on subcontractors and other suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials. Each of these subcontractor risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

46 I CAE Financial Report 2023

Management’s Discussion and Analysis

Fixed price and long-term supply contracts
We provide a number of our products and services through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts, including assumptions on future rates of inflation, or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, or we may not be able to successfully negotiate requests for equitable adjustment from our government customers, which could negatively affect the results of our operations. Other contracts involve new technologies and applications and unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, a significant increase in inflation, problems with our suppliers and cost overruns, can result in the contractual price becoming less favourable or even unprofitable to us over time. Some of our programs rely on the supply of OEM systems as specified by our customers and over which we may have limited control over pricing and against which our customer contracts may not sufficiently provision to cover unplanned price increases from such OEMs.

Continued reliance on certain parties and information
Following an acquisition closing date, CAE may remain reliant on the target’s personnel, good faith, expertise, historical performance, technical resources and information systems, timely support, proprietary information and judgment in providing the services to customers under a transitional services agreement. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with which we contract.

Although we strive to conduct a sufficient level of investigation in connection with any acquisition or related transaction, an unavoidable level of risk remains regarding the accuracy, quality and completeness of the information provided to CAE. There may also be liabilities, deficiencies or other claims associated with companies or assets we acquire that we failed to discover or were unable to quantify accurately or at all in our due diligence which may result in unanticipated costs. CAE may not be in a position to independently verify the accuracy or completeness of such information, and there may be events which may have occurred with respect to acquisition targets, or which may affect the completeness or accuracy of the information provided which are unknown to CAE.

9.3      Talent Risks

Talent management
CAE may be unable to attract, develop and retain top talent, key people and critical roles to achieve CAE’s global strategic objectives. To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce. Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups. Since the pandemic and as broadly reflected in the industry, CAE has been faced with new talent-related challenges and risks, including higher employee mobility, a re-evaluation of employee’s relationship with their workplace and a highly competitive employee marketplace which may make it more difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and causing human impacts that may, in turn, negatively impact our business.

Key personnel and management
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience, including technology developers of our intellectual property. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business. If we were to experience a shortfall, illness or a substantial turnover in our leadership or other key employees or teams, our business, results from operations and financial condition could be materially adversely affected. The emergency succession plan put in place to deal with any situation which requires immediate replacement of our key personnel and management presents logistical challenges in its application and incremental costs to CAE. Failure to successfully implement such a succession plan, where relevant, for key roles, could impair our business until qualified replacements are found.

Corporate culture
We believe that a critical contributor to our success has been our corporate culture, which is based on our core values of One CAE, Innovation, Empowerment, Excellence and Integrity. As we continue to grow and develop, we must effectively integrate, develop and motivate a growing number of new employees, based in various countries around the world, some of whom come to us via acquisitions. In addition, we must preserve our ability to execute quickly in further developing our products and services and implementing new features and initiatives. As a result, maintaining our corporate culture could potentially be challenging, which would affect the engagement of our employees and could limit our ability to innovate and operate effectively. Any failure to preserve our culture and evolve it to adapt to our new reality could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy effectively and efficiently.

CAE Financial Report 2023 I 47

Management’s Discussion and Analysis

Labour relations
Approximately 2,400 employees are represented by unions and are covered by 55 collective agreements as of March 31, 2023. These differing collective bargaining agreements have various expiration dates, including that of our largest employee group in Montreal, Canada which is expiring in June 2023 and is currently in the process of being renewed. If we experience difficulties with renewals and renegotiations of existing collective agreements or if our employees pursue new collective representation, we could incur additional expenses and may be subject to work stoppages, slow-downs or other labour-related disruptions. Any such expenses or delays could adversely affect our programs served by employees who are covered by such agreements or representation.

9.4      Financial Risks

Availability of capital
We depend, in part, upon our debt funding and access to capital markets. We have various debt facilities, including lease liabilities, with maturities ranging between calendar 2023 and 2053, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including significant instability or disruptions of the capital markets, a deterioration in or weakening of our financial position due to internal or external factors, restrictions or prohibitions on CAE’s access to these facilities, or significant increase in the cost of one or more of these facilities, including credit facilities or the issuance of medium- and long-term debt, which may adversely affect our ability to fund our operations and contractual or financing commitments.

Our unsecured senior notes, term loans and revolving credit facility include standard events of default and covenant provisions whereby accelerated repayment and/or termination of the agreements may result if we were to default on payment or violate certain covenants. In the event that we are unable to maintain compliance with such covenants, we may have restricted access to capital, and we would be required to obtain amendments or waivers from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach.

Customer credit risk
We are exposed to credit risk on accounts receivable from our customers. Adverse changes in a customer's financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results.

Foreign exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our global network of training, software and services operations, our production operations abroad (mainly in Germany, and the U.S.) and our production operations in Canada as a significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars.

For our Canadian operations, when the Canadian dollar increases in value, it negatively affects the translation of our foreign currency denominated revenue and hence our financial results since results are consolidated in Canadian dollars for financial reporting purposes. However, when the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility.

Business conducted through our foreign operations are substantially based in local currencies which are translated to Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Effectiveness of internal controls over financial reporting
Our disclosure controls and procedures and internal controls over financial reporting may fail to prevent certain errors and fraud. A control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to these inherent limitations, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

Any failure of our internal controls could have an adverse effect on our results of operations, harm our reputation and limit our ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in our reported financial information. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.
48 I CAE Financial Report 2023

Management’s Discussion and Analysis

Liquidity risk
CAE faces liquidity risks which stem from holding assets that cannot be readily converted to cash when needed. The pandemic and increased geopolitical uncertainty have amplified the unpredictability of business and transaction cycles, thereby bringing uncertainty as to the cash we expect to generate from our operations and our ability to meet financial requirements in the foreseeable future.

Interest rates
We are exposed to risk on the interest rate of our debt. If interest rates increase, our floating rate long-term debt would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially and adversely affect CAE’s financial condition and operating results. Increasing interest rates may also restrict our ability to expand into new markets if we do not have access to debt or equity capital on acceptable terms, which in turn may negatively affect our competitiveness and results of operations. Similarly, changes in interest rates may negatively affect the ability of our customers to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand and ability to pay for our products and services.

Returns to shareholders
Payment of dividends and other cash or capital returns to our shareholders are at the discretion of the Board of Directors and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as our dividend and other policies which may be reviewed from time to time.

No assurance can be given as to whether or when CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, there is no assurance that shareholders who currently have their common shares enrolled in CAE’s Dividend Reinvestment Plan (DRIP) will continue to have their common shares participate in the DRIP, which may have an impact on our cash flows.

Estimates used in accounting
Accounting for our contracts, notably contracts for the design, engineering, and manufacturing of training devices, requires judgment associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Because of the significance of the judgments and estimation processes involved in accounting for our contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

Impairment risk
The carrying amounts of our non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists. Factors that may result in a change in circumstances, indicating that the carrying value of our goodwill or non-financial assets may not be recoverable include reduced future estimated cash flows, slower growth rates than forecasted and a decline in our stock price and market capitalization. Change in key assumptions, such as a failure to meet our five-year strategic plan or other unanticipated circumstances may affect the accuracy or validity of our estimates. Because of the significance of our goodwill and other non-financial assets, any future impairment of these assets could require material non-cash charges to our operating results, which also could have a material adverse effect on our financial condition.

Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, thereby negatively impacting our earnings, cash flow and shareholders' equity.

Indebtedness
CAE may achieve strategic growth objectives by financing costs of acquisitions out of available liquidities, including cash on hand and/or advances or drawdowns under one or more of our revolving credit facility or other debt financing. Such borrowings could have material adverse consequences for CAE, including: limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; limiting our ability to declare dividends on our common shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing CAE at a competitive disadvantage compared to our competitors that have incurred less debt; making CAE more vulnerable in a downturn in general economic conditions; increasing our financial expense and reducing our profitability; and making it more difficult for us to satisfy our covenants with respect to our indebtedness. There is no guarantee that we will be able to obtain additional indebtedness or other financing on terms favourable to us or at all in order to repay the principal on such indebtedness when it becomes due.

CAE Financial Report 2023 I 49

Management’s Discussion and Analysis

If we are unable to generate sufficient funds to meet our obligations under our outstanding indebtedness, we may be required to refinance, restructure or otherwise amend or waive some or all of such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favourable as our current financing or that amendments or waivers would be obtained, that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.

Acquisition and integration costs
We incur a number of costs associated with completing acquisitions and integrating the operations of CAE and acquired companies. The substantial majority of these costs are non-recurring expenses resulting from an acquisition and will consist of transaction costs related to the acquisition, including financial, legal and accounting costs, facilities and systems consolidation costs and employment‑related costs. Such expenses are difficult to estimate accurately and may exceed estimates. We may also fail to accurately forecast the financial impact of an acquisition or other strategic transaction, including tax and accounting charges. Accordingly, the benefits from an acquisition may be offset by unexpected costs incurred in integrating the businesses, which could cause our revenue assumptions to be inaccurate.

Sales of additional common shares
Any future issuance of common shares, or other securities convertible into common shares, may result in dilution to present and prospective common shareholders as well as dilution in earnings per share. CAE cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares will have on the market price of the common shares. Issuances of a substantial number of additional common shares (or securities convertible into common shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the common shares.

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control and are unrelated to our performance. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Following a significant decline in the market price of a company’s securities, there may be instances of securities class action litigation being instituted against such company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, financial condition, operating results and future prospects.

Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles. We expect these trends to continue, but may be disturbed by the volatile geopolitical environment, supply chain and/or labour disruptions.

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation, such as the introduction of Pillar Two Model Rules designed to ensure large multinational enterprises pay a minimum level of tax on income arising in each jurisdiction they operate, could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

Adjusted Backlog
Adjusted backlog represents management’s estimate of the aggregate amount of the revenues expected to be realized in the future. The termination, modification, delay, or suspension of multiple contracts may have a material and adverse effect on future revenues and profitability. We cannot guarantee that the revenues initially anticipated in our new orders will be realized in full, in a timely manner, or at all, or that, even if realized, such revenues will result in profits or cash generation as expected, and any shortfall may be significant.

50 I CAE Financial Report 2023

Management’s Discussion and Analysis

9.5      Regulatory Risks

Data rights and governance
In providing services and solutions to clients, we collect, utilize, store and communicate confidential, personal, classified and proprietary information that may be highly sensitive. Any security breach, improper use and other types of unauthorized access or misappropriation of such information could not only lead to regulatory penalties, audits or investigations by various government agencies relating to our compliance with applicable laws, but also damage to our reputation or loss of confidence in our products and services.

Further, the management, use and protection of personal information (or personal data) are becoming increasingly important, particularly given the high value attributed to such information and the potential exposure to operational risks, reputational risks, and regulatory compliance risks, including compliance with the European Union’s General Data Protection Regulation, the U.K.’s General Data Protection Regulation, Canada’s federal Personal Information Protection and Electronic Documents Act and substantially similar equivalents at the provincial level, the California Consumer Privacy Act, and the proliferation of similar regulatory frameworks in other regions. Compliance with these requirements may prove to be complex and may add to our compliance costs. Further, our use of AI poses evolving risks, including data risks, as we continue to incorporate AI systems into our operations.

U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into a FOCI mitigation agreement with the U.S. Department of Defense that enable these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. government. Specifically, the mitigation agreement is a Special Security Agreement (SSA) for CAE USA Inc. If CAE fails to maintain compliance with the SSA, the facility security clearances for CAE USA Inc. could be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and could lose the right to perform certain existing contracts with the U.S. government to completion.

Compliance with laws and regulations
CAE operates in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, health and medical devices, national security and aviation safety of each country. These laws and regulations may change without notice, which could impact our sales and operations in ways which we cannot predict. Any change could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition. For instance, changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities, could mean that we will not be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue. We could also be required to make unplanned modifications to our products and services, causing delays, higher inventory levels or resulting in postponed or cancelled sales or changes to sales predictions. Our compliance with government import-export regulations (e.g., International Traffic in Arms Regulations) may also be investigated or audited and we can be subject to potential liabilities associated with those matters.

Export control restrictions could also negatively impact our operations. For example, CAE’s technology and services may be subject to export permit approvals and regulatory requirements which could take several months to obtain, thereby resulting in potential delays in obtaining export permits or even preventing us from exporting to certain countries, entities or people in or from a country. Also, failure to comply with export control requirements could lead to fines and/or being excluded from government contracts or subcontracts and reputational damages, which would negatively affect our revenue from operations and profitability and could have a negative effect on our ability to procure other government contracts in the future.

As a contractor to various governments, CAE must comply with procurement regulations and other specific legal requirements. These regulations and other requirements, although often customary in government contracting, increase our contract performance risks and compliance costs and are regularly evolving. In various jurisdictions, governments have been pursuing and may continue to pursue policies that could negatively impact our profitability, including seeking to shift additional responsibility and performance risks to the contractor.

In addition, CAE’s global operations are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), the U.K. Bribery Act and other anti-corruption laws. Failure by CAE and its employees or by any business partner or supplier working on our behalf to comply with anti-corruption requirements could result in administrative, civil, or criminal liabilities, including suspension and debarment from bidding for or performing government contracts

Insurance coverage potential gaps
CAE products, services and/or operations can result in injury or damage to customers and other third parties, exposing CAE to substantial claims and litigation. Such claims could relate to, among other things, personal injury, loss of life, property damage and financial loss.

CAE Financial Report 2023 I 51

Management’s Discussion and Analysis

As part of its business operations, CAE maintains a certain level of insurance coverage, subject to varying limits, deductibles or retentions. There can be no assurance that the available insurance will be sufficient in limits and comprehensive in scope to respond to potential claims. Our insurance is purchased from a number of third-party insurers, often in layered insurance arrangements. In the event that limits purchased or coverage may be inadequate, CAE may be forced to bear substantial costs, resulting in an adverse impact on our financial condition, cash flows, or operating results. Moreover, any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could significantly impact the cost and availability of adequate insurance in the future.

Product-related liabilities
Simulators, software solutions and other products sold by CAE may contain defects or may be subject to human error which may present a safety risk. Said defects, or human error due to manual input, could result in warranty claims, potential product liability and personal injury claims and/or major disruption in the operations of our customers. CAE may incur significant costs to issue a product recall or to modify or retrofit these products to ensure their safety, whether these are mandated by aviation authorities or otherwise. In addition to litigation and settlement costs related to liability claims, an adverse judgment against CAE or customers’ fleet being grounded due to potential safety risks in our software solutions may cause reputational damage and have a significant adverse effect on our business and operating results.

CAE may also be subject to product liability claims relating to equipment and services of discontinued operations or businesses sold, whereby CAE has retained past liabilities.

Environmental laws and regulations
CAE is exposed to various environmental risks and is subject to complying with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations could result in penalties, lawsuits and potential harm to our reputation.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Government audits and investigations
Government agencies routinely audit and investigate government contractors, as well as recipients of government grants and contributions, thereby increasing performance and compliance costs. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed or a reduction or reversal of government grants and contributions to R&D programs. Although we work with governments to assess the merits of claims and, where appropriate, reserve for amounts disputed, we could be required to provide repayments to governments which could have a negative effect on our results of operations. We may continue to experience an increased number of audits and challenges to government accounting matters and business systems for current and past years, as well as a lengthened period of time required to close open audits, an increased number of broad requests for information and an increased risk of withholding of payments. If an audit or investigation were to uncover improper or illegal activities, we could be subject to further fines, administrative actions, termination of contracts, forfeiture of profits, suspension of payments or debarment from business with the government. The government could impose additional payment withholds or seek consideration for material not in compliance with associated sourcing standards.

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents, industrial designs, trademarks, and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim. As the partner of choice elevating safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party licence agreements. Additionally, in certain of our flight training organizations, we outsource some flying to third-party providers, but ultimately remain accountable for their performance operating for our brand. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.

Third-party intellectual property
Our products contain sophisticated software and computer systems that are supplied to us by third parties. Moreover, our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to such software, systems and data sets on reasonable terms, or at all. Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop certain functionalities, designs, and processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all. The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

52 I CAE Financial Report 2023

Management’s Discussion and Analysis

Foreign private issuer status
As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the U.S., to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (SEC), although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In relying on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, CAE is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between our corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. CAE is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker‑dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in our securities on the basis of the information.

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and we voluntarily comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

Enforceability of civil liabilities against our directors and officers
CAE is governed by the Canada Business Corporations Act with our principal place of business in Canada. Most of our directors and officers reside in Canada or elsewhere outside the U.S. The majority of our assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon CAE or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. Similarly, some of CAE’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons.

9.6      Environmental, Social & Governance Risks

Extreme climate events and the impact of natural or other disasters (including effects of climate change)
Extreme climate events or natural or other disasters, such as earthquakes, fires, floods and similar events (including effects of climate change) could disrupt our internal operations, damage our infrastructure or properties, endanger our employee's health and safety, impact the availability and cost of materials and resources, decrease air travel, increase insurance and other operating costs and have a material adverse effect on our operating results, financial position or liquidity as well as our business model. In addition, we cannot be certain that our insurance coverage will be sufficient to cover all significant risk exposures. We are exposed to liabilities that are unique to the products and services that we provide. Insurance may not be available, or limits may not be adequate to cover all significant risk exposures.

More acute scrutiny and perception gaps regarding ESG matters
Evolving stakeholder expectations with respect to ESG matters may pose risks to CAE’s competitive advantage, brand and reputation, ability to attract and retain talent, financial outlook, cost of capital, global supply chain and business continuity, which may impact our ability to achieve long-term business objectives. Increased public awareness and growing concerns about climate change (including the “anti-flying” movement and tendencies towards sustainable travel initiatives) and the global transition to a low carbon economy result in a broad range of impacts, including potential risks for CAE and its business partners’ market outlook.

CAE may fail to adequately monitor the emerging risks in a rapidly changing ecosystem and to sufficiently address evolving expectations related to corporate culture, business conduct and ethics, responsible management of its supply chain, transparency, respect for human rights, working and safety conditions as well as diversity and inclusion, among other factors, which could affect corporate profitability and reputation.

Additional ESG-related regulations, changes in reporting frameworks and guidance, emergence of ‘’greenwashing’’ legal actions by activist groups, increasing regulatory expectations as well as continuing reforms pertaining to mandatory disclosure create a new and evolving set of compliance risks. Gaps in perception and acceptability of how ESG factors in shareholder value also call for increased vigilance when it comes to ESG reporting and communication.
CAE Financial Report 2023 I 53

Management’s Discussion and Analysis

More acute generalized scrutiny also adds pressure to secure reliable and precise ESG data with clear accountability across the organization and to deploy robust data collection processes with effective controls that will allow external verification in the near future. A lack of precise, auditable and complete data accurately reflecting the progress on CAE’s multi-year roadmap could hinder our credibility as an ESG leader in the industry.

As CAE’s ESG performance is assessed by proxy advisory agencies, we could also face governance issues if we do not meet their expectations.

9.7      Reputational Risks

Reputational risk
Reputational risk may arise under many situations including, among other things:
–Quality or performance issues on our products or services and new technologies we launch;
–Inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies;
–Failure to maintain ethically and socially responsible operations;
–Relationships or dealings with customers and other counterparties that could expose CAE to ethics, compliance and reputational risks;
–Negative perceptions regarding the defence and security industry and related product and service offerings;
–Injuries or death arising from health and safety incidents during the operation process or training activities; and
–Alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/or business partners.

Any negative publicity about CAE or damage to our image and reputation could have a negative adverse impact on customers' and other key stakeholders’ perception and trust, may prevent CAE to recruit necessary talent and may cause the cancellation of current work or negatively influence our ability to obtain contracts. Many of CAE’s other risks intersect with reputational risk and may therefore amplify this risk.

9.8      Technological Risks

Information technology
We depend on information technology infrastructure and systems, hosted internally or outsourced, to conduct day-to-day operations and for the effective operation of our business. In expanding our product portfolio to software solutions and increasing our focus on digital strategy and AI, this dependence on information technology infrastructure and systems has only grown in importance. Our business also requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs, national defence forces and customers.

Any material interruption in our technology systems could have a material adverse effect on our business, financial condition, prospects and/or results of operations. Similarly, any material technological issue with our software solutions or with the data feeds, infrastructure or systems provided by our suppliers may lead to financial loss and/or impairment in the operations of our customers.

We may, from time to time, replace or update our information technology networks and systems, including the migration of our customers to new environments as part of the transition plan under the AirCentre acquisition. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.

Failure to maintain, upgrade, replace or properly implement such new information technology systems could result in increased risk of a cybersecurity incident and have an adverse effect on operational efficiency, revenue or reputation. In addition, the digital transformation and the adoption of emerging technologies, such as AI and machine learning, call for continued focus and investment to manage our risks effectively.

Reliance on third-party providers for information technology systems and infrastructure management
We have outsourced certain information technology systems maintenance and support services and infrastructure management functions to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and that of our clients. We may also not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, privacy concerns and/or security vulnerability, and can have a negative impact on our reputation.

Third-party providers services are often subscription-based subjecting us to various subscription pricing models based on market trends, and strategic renegotiation of such agreements can be lengthy.
54 I CAE Financial Report 2023

Management’s Discussion and Analysis

10.  RELATED PARTY TRANSACTIONS
A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 30 of our consolidated financial statements.

Outstanding balances with our equity accounted investees are as follows:

(amounts in millions)	2023	2022
Accounts receivable	$59.5	$49.7
Contract assets	25.6	23.0
Other non-current assets	17.1	12.8
Accounts payable and accrued liabilities	5.7	5.1
Contract liabilities	58.0	46.5
Other non-current liabilities	—	1.5

Transactions with our equity accounted investees are as follows:

(amounts in millions)	2023	2022
Revenue	$223.0	$111.8
Purchases	4.6	3.5
Other income	1.2	3.8

Compensation of key management personnel
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for CAE and include members of the Board and certain executive officers. The compensation expense of key management for employee services recognized in income are as follows:

(amounts in millions)	2023	2022
Salaries and other short-term employee benefits	$7.6	$8.4
Post-employment benefits – defined benefit plans	4.4	2.2
Share-based payments expense	1.7	6.6
	$13.7	$17.2

For the year ended March 31, 2023, the compensation earned by non-employee Directors amounted to $2.9 million (2022 –  $2.4 million), which include the grant date fair value of deferred share units (DSUs) as well as cash payments.

CAE Financial Report 2023 I 55

Management’s Discussion and Analysis

11.   CHANGES IN ACCOUNTING POLICIES
11.1     New and amended standards adopted

Certain amendments to accounting standards were applied for the first time on April 1, 2022 but did not have an impact on our consolidated financial statements.

11.2     New and amended standards not yet adopted
Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of accounting policies
In February 2021, the IASB issued an amendment to IAS 1 - Presentation of financial statements and IFRS Practice Statement 2 - Making materiality judgements. The amendments will require the disclosure of material, rather than significant, accounting policy information. For CAE, amendments to IAS 1 and IFRS Practice Statement 2 will be effective for the fiscal period beginning on April 1, 2023.

Amendment to IAS 8 - Accounting policies, changes in accounting estimates and errors
In February 2021, the IASB issued an amendment to IAS 8 - Accounting policies, changes in accounting estimates and errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. For CAE, amendments to IAS 8 will be effective for the fiscal period beginning on April 1, 2023.

Amendment to IAS 12 - Income taxes
In May 2021, the IASB issued an amendment to IAS 12 - Income taxes, which narrows the scope exemption when recognizing deferred taxes. In specified circumstances, entities are exempt from recognizing deferred income taxes when they recognize assets or liabilities for the first time. The amendments clarify that the exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. For CAE, amendments to IAS 12 will be effective for the fiscal period beginning on April 1, 2023. We have concluded our current accounting policies are in line with the amended standard and therefore this amendment will have no impact on its consolidated financial statements.

Amendment to IAS 1 - Presentation of financial statements
In October 2022, the IASB issued an amendment to IAS 1 - Presentation of financial statements, which specifies that covenants to be complied with after the reporting date do not affect the classification of long-term debt as current or non-current at the reporting date. Instead, the standard requires disclosures about these covenants in the notes to the financial statements. For CAE, amendments to IAS 1 will be effective for the fiscal period beginning on April 1, 2023.

11.3     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. We believe that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

To estimate the fair value of the intangible assets of the L3Harris Technologies’ Military Training business and Sabre’s AirCentre airline operations portfolio acquisitions, the multi-period excess earnings method was used to value the customer relationship and the relief from royalty method was used to value the technology and software. Significant judgment is applied in estimating the fair value of customer relationships and the technology acquired, which involves the use of significant assumptions with respect to projected revenue.

56 I CAE Financial Report 2023

Management’s Discussion and Analysis

During the measurement period, for up to 12 months following the acquisition, we recorded adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
Our impairment test for goodwill is based on internal estimates of the recoverable amount of the cash generating unit (CGU) or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Key assumptions on which management based its determination of the recoverable amount include expected growth rates and discount rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Timing of satisfaction of performance obligations
For contracts where revenue is recognized over time using the cost input method, we apply judgement in estimating the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of our estimated costs to complete as well as our revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 19 of our consolidated financial statements for further details regarding assumptions used.

Government royalty repayments
In determining the amount of repayable government royalties, assumptions and estimates are made in relation to expected revenues and the expected timing of revenues. Revenue projections consider past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 3.0% to 9.0%, over the period of repayments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligations at March 31, 2023 by approximately $1.1 million (2022 - $1.7 million). A 1% decrease to the growth rates would have an opposite impact on the royalty obligations.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

CAE Financial Report 2023 I 57

Management’s Discussion and Analysis

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

12.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of March 31, 2023, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Executive Vice President, Finance and Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2023.

There were no changes in the Company’s internal control over financial reporting that occurred during the fourth quarter and fiscal year 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

13.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

58 I CAE Financial Report 2023

Management’s Discussion and Analysis

15.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the past three fiscal years.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2023
Revenue	$933.3	993.2	1,020.3	1,256.5	4,203.3
Net income	$3.7	46.3	80.0	101.9	231.9
Equity holders of the Company	$1.7	44.5	78.1	98.4	222.7
Non-controlling interests	$2.0	1.8	1.9	3.5	9.2
Basic and diluted EPS attributable to equity holders of the Company	$0.01	0.14	0.25	0.31	0.70
Adjusted EPS	$0.06	0.19	0.28	0.35	0.88
Average number of shares outstanding (basic)	317.1	317.8	317.9	317.9	317.7
Average number of shares outstanding (diluted)	318.2	318.4	318.3	318.7	318.4
Average exchange rate, U.S. dollar to Canadian dollar	1.28	1.30	1.36	1.35	1.32
Average exchange rate, Euro to Canadian dollar	1.36	1.31	1.38	1.45	1.38
Average exchange rate, British pound to Canadian dollar	1.61	1.54	1.59	1.64	1.59
Fiscal 2022
Revenue	$752.7	814.9	848.7	955.0	3,371.3
Net income	$47.3	17.2	28.4	57.1	150.0
Equity holders of the Company	$46.4	14.0	26.2	55.1	141.7
Non-controlling interests	$0.9	3.2	2.2	2.0	8.3
Basic EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.46
Diluted EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.45
Adjusted EPS	$0.19	0.17	0.19	0.29	0.84
Average number of shares outstanding (basic)	293.6	316.5	316.9	317.0	311.0
Average number of shares outstanding (diluted)	295.8	318.7	318.7	318.5	312.9
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.26	1.26	1.27	1.25
Average exchange rate, Euro to Canadian dollar	1.48	1.48	1.44	1.42	1.46
Average exchange rate, British pound to Canadian dollar	1.72	1.74	1.70	1.70	1.71
Fiscal 2021
Revenue	$550.5	704.7	832.4	894.3	2,981.9
Net (loss) income	$(110.0)	(6.0)	49.7	18.8	(47.5)
Equity holders of the Company	$(110.6)	(5.2)	48.8	19.8	(47.2)
Non-controlling interests	$0.6	(0.8)	0.9	(1.0)	(0.3)
Basic and diluted EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	0.07	(0.17)
Adjusted EPS	$(0.11)	0.13	0.22	0.22	0.47
Average number of shares outstanding (basic)	265.7	265.8	271.7	285.2	272.0
Average number of shares outstanding (diluted)	265.7	265.8	273.0	287.3	272.0
Average exchange rate, U.S. dollar to Canadian dollar	1.39	1.33	1.30	1.27	1.32
Average exchange rate, Euro to Canadian dollar	1.53	1.56	1.55	1.53	1.54
Average exchange rate, British pound to Canadian dollar	1.72	1.72	1.72	1.75	1.73

Selected annual information for the past three fiscal years

(amounts in millions, except per share amounts and exchange rates)	2023	2022	2021
Financial position:
Total assets	$10,436.5	$9,578.8	$8,748.4
Total non-current financial liabilities(1)	3,179.6	2,959.9	2,330.3
Total net debt	3,032.5	2,700.1	1,425.4

(1) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

CAE Financial Report 2023 I 59

CAE INC.

CONSOLIDATED FINANCIAL STATEMENTS

60 | CAE Financial Report 2023

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice President, Finance and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ Marc Parent                                                   /s/ Sonya Branco
President and Chief Executive Officer                Executive Vice President, Finance and Chief Financial Officer

May 31, 2023

CAE Financial Report 2023 | 61

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CAE Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of CAE Inc. and its subsidiaries (together, the Company) as of March 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

62 | CAE Financial Report 2023

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Estimated costs to complete certain contracts in the Defense and Security and Civil Aviation segments
As described in Notes 1, 3 and 10 to the consolidated financial statements, the Company recognizes revenue from contracts with customers for the design, engineering, and manufacturing of training devices over time using the cost input method when the Company determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. For the year ended March 31, 2023, a portion of total consolidated revenue of the Defense and Security and Civil Aviation segments in the amounts of $1,844.2 million and $2,166.4 million respectively were related to revenue recognized from contracts with customers over time using the cost input method. The measure of progress toward complete satisfaction of the performance obligation is generally determined by comparing the actual direct costs incurred to date to the total estimated direct costs for the entire contract. Management applies judgment in estimating the work performed to date as a proportion of the total work to be performed.

The principal considerations for our determination that performing procedures relating to revenue recognition for estimated costs to complete certain contracts in the Defense and Security and Civil Aviation segments is a critical audit matter are that there was judgment applied by management in determining the estimated costs to complete the contracts. This in turn led to a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to the cost assumptions applied by management in determining the estimated costs to complete the contracts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process including controls over the determination of estimated costs to complete the contracts. These procedures also included, among others, testing management’s process for determining estimated costs to complete the contracts in the Defense and Security and Civil Aviation segments for a sample of contracts, which included testing the completeness, accuracy and relevance of the data used in the estimate of the work performed to date as a proportion of the total work to be performed, and evaluating the reasonableness of cost assumptions used by management.

Evaluating the reasonableness of cost assumptions used by management involved assessing, on a sample basis, management’s ability to reasonably estimate costs to complete contracts by comparing changes in estimated costs with the prior year estimate or estimated costs to complete contracts for new contracts; performing a lookback analysis to assess variances between actual and estimated costs for completed contracts; and performing procedures to evaluate the timely identification of circumstances which may warrant a modification to a previous cost estimate.

/s/PricewaterhouseCoopers LLP1

Montréal, Canada
May 31, 2023

We have served as the Company’s auditor since 1991.

_____________________________________________________________________________________________

1 CPA auditor, public accountancy permit No. A123498
CAE Financial Report 2023 | 63

Consolidated Financial Statements

Consolidated Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2023	2022
Revenue	3	$4,203.3	$3,371.3
Cost of sales		3,037.0	2,415.8
Gross profit		$1,166.3	$955.5
Research and development expenses		143.1	120.8
Selling, general and administrative expenses		560.9	489.1
Other (gains) and losses	4	(22.8)	(37.0)
Share of after-tax profit of equity accounted investees	3	(53.2)	(48.5)
Restructuring, integration and acquisition costs	5	64.3	146.9
Operating income		$474.0	$284.2
Finance expense – net	6	177.7	130.6
Earnings before income taxes		$296.3	$153.6
Income tax expense	7	64.4	3.6
Net income		$231.9	$150.0
Attributable to:
Equity holders of the Company		$222.7	$141.7
Non-controlling interests		9.2	8.3
Earnings per share attributable to equity holders of the Company
Basic	8	$0.70	$0.46
Diluted	8	$0.70	$0.45

The accompanying notes form an integral part of these Consolidated Financial Statements.

64 | CAE Financial Report 2023

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2023	2022
Net income		$231.9	$150.0
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations		$331.1	$(101.4)
Net (loss) gain on hedges of net investment in foreign operations		(112.6)	15.8
Reclassification to income of gains on foreign currency exchange differences		(6.4)	(4.7)
Net loss on cash flow hedges		(14.0)	(6.0)
Reclassification to income of gains on cash flow hedges		(5.5)	(7.0)
Income taxes	7	9.9	(2.0)
		$202.5	$(105.3)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	19	$74.2	$125.6
Net loss on financial assets carried at fair value through OCI		—	(0.1)
Income taxes	7	(19.7)	(33.4)
		$54.5	$92.1
Other comprehensive income (loss)		$257.0	$(13.2)
Total comprehensive income		$488.9	$136.8
Attributable to:
Equity holders of the Company		$475.6	$129.8
Non-controlling interests		13.3	7.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial Report 2023 | 65

Consolidated Financial Statements

Consolidated Statement of Financial Position

As at March 31
(amounts in millions of Canadian dollars)	Notes	2023	2022
Assets
Cash and cash equivalents		$217.6	$346.1
Accounts receivable	9	615.7	556.9
Contract assets	10	693.8	608.3
Inventories	11	583.4	519.8
Prepayments		64.1	56.7
Income taxes recoverable		48.3	33.2
Derivative financial assets		12.1	27.6
Total current assets		$2,235.0	$2,148.6
Property, plant and equipment	12	2,387.1	2,129.3
Right-of-use assets	14	426.9	373.0
Intangible assets	13	4,050.8	3,796.3
Investment in equity accounted investees	30	530.7	454.0
Employee benefits assets	19	51.1	—
Deferred tax assets	7	125.1	117.4
Derivative financial assets		9.2	10.5
Other non-current assets	15	620.6	549.7
Total assets		$10,436.5	$9,578.8

Liabilities and equity
Accounts payable and accrued liabilities	16	$1,036.7	$975.1
Provisions	17	26.7	36.7
Income taxes payable		21.1	22.7
Contract liabilities	10	905.7	788.3
Current portion of long-term debt	18	214.6	241.8
Derivative financial liabilities		41.9	26.6
Total current liabilities		$2,246.7	$2,091.2
Provisions	17	20.1	20.6
Long-term debt	18	3,035.5	2,804.4
Royalty obligations		119.4	126.0
Employee benefits obligations	19	91.9	109.7
Deferred tax liabilities	7	129.3	93.7
Derivative financial liabilities		6.5	1.0
Other non-current liabilities	20	198.2	245.6
Total liabilities		$5,847.6	$5,492.2
Equity
Share capital	8	$2,243.6	$2,224.7
Contributed surplus		42.1	38.6
Accumulated other comprehensive income	22	167.2	(31.2)
Retained earnings		2,054.8	1,777.6
Equity attributable to equity holders of the Company		$4,507.7	$4,009.7
Non-controlling interests		81.2	76.9
Total equity		$4,588.9	$4,086.6
Total liabilities and equity		$10,436.5	$9,578.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

66 | CAE Financial Report 2023

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company
		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income (Note 22)	earnings	Total	interests	equity
Balances as at March 31, 2021		293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income		—	$—	$—	$—	$141.7	$141.7	$8.3	$150.0
Other comprehensive (loss) income		—	—	—	(104.1)	92.2	(11.9)	(1.3)	(13.2)
Total comprehensive (loss) income		—	$—	$—	$(104.1)	$233.9	$129.8	$7.0	$136.8
Issuance of common shares upon conversion of
subscription receipts	8	22,400,000	677.2	12.5	—	—	689.7	—	689.7
Exercise of stock options	23	1,268,660	31.3	(4.2)	—	—	27.1	—	27.1
Share-based payments expense	23	—	—	7.8	—	—	7.8	—	7.8
Transfer of realized cash flow hedge losses related
to business combinations		—	—	—	14.8	—	14.8	—	14.8
Transactions with non-controlling interests		—	—	—	—	—	—	(2.4)	(2.4)
Balances as at March 31, 2022		317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income		—	$—	$—	$—	$222.7	$222.7	$9.2	$231.9
Other comprehensive income		—	—	—	198.4	54.5	252.9	4.1	257.0
Total comprehensive income		—	$—	$—	$198.4	$277.2	$475.6	$13.3	$488.9
Exercise of stock options	23	882,167	18.9	(2.6)	—	—	16.3	—	16.3
Share-based payments expense	23	—	—	6.1	—	—	6.1	—	6.1
Transactions with non-controlling interests		—	—	—	—	—	—	(9.0)	(9.0)
Balances as at March 31, 2023		317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial Report 2023 | 67

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2023	2022
Operating activities
Net income		$231.9	$150.0
Adjustments for:
Depreciation and amortization	3	342.2	310.5
Impairment (reversal) of non-financial assets – net	3	(2.4)	41.8
Share of after-tax profit of equity accounted investees		(53.2)	(48.5)
Deferred income taxes		10.4	(32.4)
Investment tax credits		(5.4)	(27.5)
Share-based payments expense		(10.3)	6.4
Defined benefit pension plans		4.8	13.7
Other non-current liabilities		(15.9)	(65.9)
Derivative financial assets and liabilities – net		(2.5)	11.3
Other		23.3	36.3
Changes in non-cash working capital	21	(114.5)	22.5
Net cash provided by operating activities		$408.4	$418.2
Investing activities
Business combinations, net of cash acquired	2	$(6.4)	$(1,883.7)
Acquisition of investment in equity accounted investees	30	—	(4.3)
Property, plant and equipment expenditures	12	(268.8)	(272.2)
Proceeds from disposal of property, plant and equipment		5.7	8.4
Advance payments for property, plant and equipment		(30.1)	—
Intangible assets expenditures	13	(126.4)	(90.6)
Net payments to equity accounted investees		(10.9)	(19.4)
Dividends received from equity accounted investees		40.9	27.1
Other		(4.7)	(2.4)
Net cash used in investing activities		$(400.7)	$(2,237.1)
Financing activities
Net proceeds from borrowing under revolving credit facilities	18	$44.5	$344.6
Proceeds from long-term debt	18	31.2	429.1
Repayment of long-term debt	18	(161.0)	(132.1)
Repayment of lease liabilities	18	(83.4)	(89.5)
Net proceeds from the issuance of common shares		16.3	696.1
Other		(0.2)	7.4
Net cash (used in) provided by financing activities		$(152.6)	$1,255.6
Effect of foreign currency exchange differences on cash and cash equivalents		$16.4	$(16.7)
Net decrease in cash and cash equivalents		$(128.5)	$(580.0)
Cash and cash equivalents, beginning of year		346.1	926.1
Cash and cash equivalents, end of year		$217.6	$346.1

The accompanying notes form an integral part of these Consolidated Financial Statements.
68 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on May 31, 2023.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations
CAE equips people in critical roles with the expertise and solutions to create a safer world. As a technology company, CAE digitalizes the physical world, deploying software-based simulation training and critical operations support solutions.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through three segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions;
(ii)Defense and Security – A platform-independent training and simulation solutions provider, preparing global defence and security forces for the mission ahead;
(iii)Healthcare – Provides healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, including interventional and imaging simulations, curricula, mixed-reality and digital learning, audiovisual debriefing solutions, centre management platforms and patient simulators.

CAE Inc. is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Basis of preparation
The key accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, financial instruments at fair value through other comprehensive income (OCI) and liabilities for cash-settled share-based arrangements.

Basis of consolidation
Subsidiaries
Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. Subsidiaries are fully consolidated from the date control is obtained and they are no longer consolidated on the date control ceases. All intercompany accounts and transactions have been eliminated.

Joint arrangements
Joint arrangements are arrangements in which the Company exercises joint control as established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangement’s returns. When the Company has the rights to the net assets of the arrangement, the arrangement is classified as a joint venture and is accounted for using the equity method. When the Company has rights to the assets and obligations for the liabilities relating to an arrangement, the arrangement is classified as a joint operation and the Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profits or losses and movements in OCI of the investee. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures.

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s share in the joint venture. For sales of products or services from the Company to its joint ventures, the elimination of unrealized profits is considered in the carrying value of the investment in equity accounted investees in the consolidated statement of financial position and in the share in profit or loss of equity accounted investees in the consolidated income statement.

CAE Financial Report 2023 | 69

Notes to the Consolidated Financial Statements
Business combinations
Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in income.

Contingent consideration classified as a liability is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured and its subsequent settlement is recorded within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting.

Non-controlling interests
Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships
Recognition, classification and measurement
A financial instrument is any contract that gives rise to a financial asset in one entity and a financial liability or equity instrument in another entity. Financial assets and financial liabilities, including derivatives, are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value.

Financial instruments are subsequently measured based on their classification, which are:
–Financial instruments measured at amortized cost;
–Financial instruments measured at fair value through profit or loss (FVTPL);
–Financial instruments measured at fair value through other comprehensive income (FVOCI).

Financial assets
A financial asset is measured at amortized cost if it meets both of the following conditions:
–     The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
–  The contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost include accounts receivable and advances to a portfolio investment.

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, and financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not SPPI are classified and measured at FVTPL, irrespective of the business model. Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial assets at FVTPL include cash and cash equivalents, and derivative instruments not designated as hedging instruments in a hedge relationship.

Financial assets at FVOCI are equity investments the Company has irrevocably elected to classify at FVOCI. This classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never transferred to income. Dividends are recognized in the income statement when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI.

Financial assets are not reclassified subsequent to their initial recognition, unless the Company changes its business model for managing a specific financial asset.

70 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Financial liabilities
Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments that are not designated as hedging instruments in a hedge relationship. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Financial liabilities at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial liabilities measured at FVTPL include contingent liabilities arising on business combinations and also derivative instruments not designated as hedging instruments in a hedge relationship.

Financial liabilities at amortized cost are subsequently measured using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process. The Company’s financial liabilities at amortized cost include accounts payables, accrued liabilities, long-term debt, including interest payable, and royalty obligations.

Transaction costs
Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified as FVTPL and FVOCI) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the EIR method.

Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has an unconditional and legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Hedge accounting
The Company uses derivative financial instruments, such as forward currency contracts, cross currency swaps and interest rate swaps to hedge its foreign currency risks and interest rate risks, respectively. A hedging relationship qualifies for hedge accounting when it meets all of the following effectiveness requirements:
–There is ‘an economic relationship’ between the hedged item and the hedging instrument;
–The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship;
–The hedge ratio of the hedging relationship is the same as that resulting from the quantities of:
–The hedged item that the Company actually hedges; and
–The hedging instrument that the Company actually uses to hedge that quantity of hedged item.

For the purpose of hedge accounting, hedges are classified as:
–Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probably forecast transaction or the foreign currency risk in an unrecognized firm commitment;
–Hedges of a net investment in a foreign operation;
–Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

Documentation
At the inception of a hedge relationship, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Cash flow hedge
The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial items, gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial items are derecognized or amortized.

Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized in income immediately.

CAE Financial Report 2023 | 71

Notes to the Consolidated Financial Statements
Hedge of net investments in foreign operations
The Company has designated certain long-term debts as a hedging item of the Company’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI and is limited to the translation gain or loss on the net investment.

Derecognition
Financial assets
A financial asset is derecognized when:
–The rights to receive cash flows from the asset have expired; or
–The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Company is involved in a program in which it sells interests in certain of its accounts receivable. The Company continues to act as a collection agent. Under the program the Company transfers some significant risks and rewards of the accounts receivable it sells and retains others. The accounts receivable are derecognized up to an amount corresponding to the extent of the Company's continuing involvement, which represents its maximum retained exposure.

Impairment of financial assets
The Company uses the expected credit loss (ECL) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original or credit adjusted effective interest rate. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Foreign currency translation
Foreign operations
CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which they operate. Determination of the functional currency may involve certain judgements to determine the primary economic environment in which the subsidiary operates. Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. Revenue and expenses are translated at the average exchange rates. The resulting translation adjustments are included in OCI.

When CAE Inc. and its subsidiaries have a long-term intercompany balance receivable from or payable to a foreign operation for which settlement is not planned in the foreseeable future, such item is considered, in substance, a part of the Company’s net investment in that foreign operation. Gains or losses arising from the translation of those intercompany balances denominated in foreign currencies are also included in OCI.

Transactions and balances
Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income, except when deferred in OCI as qualifying cash flow hedges and qualifying net investment hedges.

72 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Cash and cash equivalents
Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable
Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of credit loss allowances, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are recognized in income.

Inventories
Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value.

Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to generate revenue. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

Property, plant and equipment
Property, plant and equipment are recorded at cost less any accumulated depreciation and impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs, such as updates on training devices, are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits will flow to the Company and the cost of the item can be reliably measured; otherwise, they are expensed.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income.

Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Depreciation rate/period
Buildings and improvements	Declining balance/Straight-line	2.5% to 10%/3 to 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	20% to 35%/2 to 15 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3500 hours

As at March 31, 2023, the average remaining depreciation period for full-flight simulators is 11.6 years (2022 – 11.8 years).

Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee
The Company recognizes a right-of-use asset and liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

CAE Financial Report 2023 | 73

Notes to the Consolidated Financial Statements
The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. If it is reasonably certain that the Company will obtain ownership by the end of the lease term through a purchase option, the leased asset is depreciated over its useful life. The depreciation periods, residual values (only applicable when it is reasonably certain that the Company will obtain ownership by the end of the lease term) and depreciation methods are as follows:

	Method	Depreciation period
Buildings and land	Straight-line	Not exceeding 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Straight-line	Not exceeding 7 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3500 hours

In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Lease payments comprise of fixed payments, including in-substance fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period that the Company is reasonably certain to exercise and penalties for early termination of a lease if the Company is reasonably certain to terminate.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, the estimate of the amount expected to be payable under a residual value guarantee or the Company’s assessment of whether it will exercise a purchase, renewal or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Lease modifications
A lease modification is a change in the scope of a lease, or the consideration for a lease, that was not part of its original terms and conditions. A lease modification is accounted for as a separate lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets and the consideration for the lease increases by an amount commensurate with the stand-alone price that reflects the circumstances of the contract. Any other modification is not accounted for as a separate lease.

For a lease modification resulting in a decrease in the scope of the lease, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments and the carrying amount of the right-of-use asset is reduced to reflect the partial or full termination of the lease. The difference between the reduction in the lease liability and the reduction in the corresponding right-of-use asset’s carrying value is recognized in profit or loss.

For all other lease modifications, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments, with a corresponding adjustment to the right-of-use asset.

Short-term leases and leases of low-value assets
The Company recognizes the payments associated with short-term leases and leases of low-value assets as an expense on a straight-line basis over the lease term.

Sale and leaseback transaction
In a sale and leaseback transaction the transfer of an asset is recognized as a sale when the customer has obtained control of the underlying asset which is aligned with the Company’s revenue recognition policy, otherwise the Company continues to recognize the transferred asset on the balance sheet and record a financial liability equal to the proceeds transferred. When the transfer of an asset satisfies the Company’s revenue recognition policy to be accounted for as revenue, a partial recognition of the profit from the sale is recorded immediately after the sale, which is equivalent to the proportion of the asset not retained by the Company through the lease. The proportion of the asset retained by the Company through the lease is recognized as a right-of-use asset and the lease liability is measured as the present value of future lease payments.

The Company as a lessor
The Company determines, at lease commencement, whether each lease is a finance or an operating lease. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual values of leased assets are presented as investment in finance leases. Finance income is recognized over the term of the lease based on the effective interest method. Revenue from operating leases is recognized on a straight-line basis over the term of the corresponding lease.
74 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
When the Company subleases one of its leases it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Intangible assets
Goodwill
Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the aggregate of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration and the acquisition-date fair value of any previous held equity interest in the acquiree, over the fair value of the net identifiable assets of the acquiree at the acquisition date.

Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.

Research and development (R&D)
Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use as intended by management and is included in research and development expenses.

Other intangible assets
Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

Configuration or customization costs in a cloud computing arrangement are also included when they meet the specific capitalization criteria.

Amortization
Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

Amortization period
Capitalized development costs	3 to 10 years
Customer relationships	3 to 20 years
Licenses	3 to 20 years
Technology, software and ERP	3 to 12 years
Other intangible assets	2 to 40 years

As at March 31, 2023, the average remaining amortization period for the capitalized development costs is 6.3 years (2022 ‑ 5.8 years). Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists.

The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such cases, the CGU that the asset belongs to is used to determine the recoverable amount.

For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

CAE Financial Report 2023 | 75

Notes to the Consolidated Financial Statements
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of each asset in the respective CGU. Impairment losses are recognized in income.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for use as intended by management. All other borrowing costs are recognized as finance expense in income, as incurred.

Other assets
Restricted cash
The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs
Deferred financing costs related to the revolving credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions for estimated contract losses are recognized as an onerous contract provision in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Restoration and simulator removal
In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and building where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure, these restoration costs are also capitalized.

Restructuring
Restructuring costs consist mainly of severances and other related costs.

Legal claims
The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in income. Management’s best estimate is that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2023.

76 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Warranties
A provision is recognized for expected warranty claims on products sold based on historical experience of the level of repairs and returns. It is expected that most of these costs will be incurred in a period ranging from 1 to 7 years. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold.

Long-term debt
Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of tax, is recognized as a deduction from equity.

Revenue recognition
The Company recognizes revenue when it transfers the control of the promised goods or services to the customer. The transaction price is the amount of consideration to which the Company is expected to be entitled to in exchange for transferring promised goods or services. Variable consideration is included in the transaction price when it is highly probable that there will be no significant reversal of revenue in the future. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. The Company identifies the various performance obligations of the contract and allocates the transaction price based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation.

The Company’s performance obligations are satisfied over time or at a point in time depending on the transfer of control to the customer.

Sales of goods and services
Customized training devices
Revenue from contracts with customers for the design, engineering, and manufacturing of training devices are recognized over time using the cost input method when the Company determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. The measure of progress toward complete satisfaction of the performance obligation is generally determined by comparing the actual direct costs incurred to date to the total estimated direct costs for the entire contract. When the Company determines that there is an alternative use for these devices, revenue is recognized at a point in time, when the customer obtains control of the device.

Standardized training and medical devices
Revenue from contracts with customers for the manufacturing of standardized training and medical devices is recognized at a point in time, when the customer obtains control of the device.

Training services
Revenue from the sale of training hours or training courses are recognized at a point in time, when services are rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. For both phases, revenue is recognized over time, using the time elapsed input method.

Product maintenance, support and updates
Revenue from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method or costs incurred method. Revenue from update services, to enhance a training device currently owned by a customer, are recognized over time, using the cost input method.

Spare parts
Revenue from the sale of spare parts is recognized at a point in time, which is generally on delivery to the customer.

CAE Financial Report 2023 | 77

Notes to the Consolidated Financial Statements
Software arrangements
Revenue from software arrangements that provide the Company’s customers with the right to use the software without any significant development or integration work is recognized at a point in time, on delivery. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized over time using the cost input method. Revenue from Software as a service (SaaS) arrangements provide the Company's customers with the right to access a cloud-based environment that the Company provides and manages, the right to receive support and to use the software, however the customer does not have the right to take possession of the software. Revenue from SaaS arrangements is recognized over time, using the time elapsed output method.

Other
Significant financing component
The Company accounts for a significant financing component on contracts of more than 12 months where timing of cash receipts and revenue recognition differ substantially. The transaction price for such contracts is adjusted for the time value of money, using the rate that would be reflected in a separate financing transaction between the Company and its customers at contract inception, to take into consideration the significant financing component.

Non-monetary transactions
The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the most reliable measure of the fair value of the asset or service given up or fair value of the asset or service received.

Contract modifications
Contract modifications, which consist of an increase in the scope or price of a contract, are accounted for as a separate contract when the additional goods or services to be delivered are distinct from those delivered prior to the contract modification and when the price increases by an amount of consideration that reflects its stand-alone selling price. Contract modifications are treated prospectively when the additional goods or services are distinct, but the price increase does not reflect the stand-alone selling price. When the remaining goods or services are not distinct, the Company recognizes an adjustment to revenue of the initial contract on a cumulative catch-up basis at the date of the contract modification.

Costs to obtain and to fulfill a contract
The Company recognizes incremental costs of obtaining a contract as an asset when they are expected to be recovered over a period of more than one year. The Company recognizes costs directly related to fulfilling a contract with a customer as an asset when they generate or enhance resources that will be used to satisfy the performance obligation in the future, and they are expected to be recovered. These assets are amortized on a systematic basis that is consistent with the Company’s transfer of the related goods or services to the customer.

Right to invoice
If the Company has the right to invoice a customer in an amount that directly corresponds with the value of the Company’s performance to date, then revenue can be recognized at the invoice amount.

Contract balances
The timing of revenue recognition, billing and cash collections results in accounts receivable, contract assets and contract liabilities on the consolidated financial position.

Contract assets are recognized when revenue is recognized in excess of billings or when the Company has a right to consideration and that right is conditional to something other than the passage of time. Contract assets are subsequently transferred to accounts receivable when the right to payment becomes unconditional.

Contract liabilities are recognized when payments received from customers are in excess of revenue recognized. Contract liabilities are subsequently recognized in revenue when the Company satisfies its performance obligations.

Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period and are classified as current based on the Company's normal operating cycle.

Employee benefits
Defined benefit pension plans
The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings.

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligations are actuarially determined for each plan using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using the interest rate of high-quality corporate bonds that are denominated in the currency in which the benefit will be paid and that have terms to maturity approximating the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.
78 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
The value of any employee benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent that they require paying contributions to cover an existing shortfall. Plan assets can only be used to fund employee benefits, are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value of plan assets is based on market price information.

The Company determines the net pension cost of its Canadian defined benefit plans utilizing individual discount rates derived from the yield curve.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense as incurred at the earlier of when the plan amendment or curtailment occurs and when the entity recognizes related termination benefits.

Defined contribution pension plans
The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligation to pay further amounts if the fund does not hold sufficient assets to pay the benefits to all employees. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided.

Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions
The Company’s share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the stock option plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

For the equity-settled plan, the cost of equity-settled transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for equity-settled transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately. When the stock options are exercised, the Company issues new common shares and the proceeds received net of any directly attributable transaction costs are credited to share capital.

For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the stock purchase plan is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU plans, RSU plans and PSU plan.

Restructuring, integration and acquisition costs
Restructuring costs
Restructuring costs are part of a program that is planned and controlled by management, and materially changes either the scope of a business undertaken by the Company or the manner in which that business is conducted. Restructuring costs include costs directly related to significant exit activities, such as the sale or termination of a line of business, the closure of business locations or the relocation of business activities, significant changes in management structure, or fundamental reorganizations that have a material effect on the nature and focus of the Company’s operations.

For the Company, restructuring costs include severances and other employee related costs, cost associated with the impairment (or reversal of impairment) of non-financial assets, including property, plant and equipment, right-of-use assets, intangible assets and inventory, and other direct costs associated with the closing or relocation of facilities, the closing of a product line or activity, or the downsizing of operations.

CAE Financial Report 2023 | 79

Notes to the Consolidated Financial Statements
Restructuring costs are expensed when incurred, or when a legal or constructive obligation exists. A restructuring provision is only recognized when an obligating event has arisen.

Integration costs
Integration costs represent incremental costs directly related to the integration of acquired businesses in the Company’s ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities.

Acquisition costs
Acquisition costs represent costs directly related to business combinations, successful or not. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

Current and deferred income tax
Income tax expense comprises current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income, and any adjustment to tax payable or receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the financial position liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements, except for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred tax asset will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred tax asset will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized simultaneously.

Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

Earnings per share
Earnings per share is calculated by dividing the net income for the period attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of stock options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. Only the Company’s stock options have a dilutive potential on common shares.

Government participation
Government contributions are recognized when there is reasonable assurance that the contributions will be received, and all attached conditions will be complied with by the Company. Government contributions related to the acquisition of non-financial assets are recorded as a reduction of the cost of the related asset while government contributions related to current expenses are recorded as a reduction of the related expenses.

80 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Royalty obligations
The Company receives partial funding from government entities for eligible spending related to specified R&D projects. In exchange, the Company repays a percentage of certain revenue during specified years. The initial measurement of the royalty obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating and range from 6.0% to 10.2%. The difference between the funding received and the discounted value of the royalty obligation is accounted for as a government contribution. The current portion of the royalty obligation is included as part of accrued liabilities.

R&D obligations
The Company enters into loans with below market interest rates with government entities to fund a portion of eligible spending related to specified R&D projects. The initial measurement of the R&D obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the funding received and the discounted value of the R&D obligation is accounted for as a government contribution. R&D obligations are presented as part of the long-term debt.

Investment tax credits
Investment tax credits are deemed to be equivalent to government contributions. These government contributions are received for costs incurred in R&D projects. Investment tax credits expected to be recovered beyond 12 months are classified in Other non-current assets.

Comparative figures
Certain comparative figures in the notes to the consolidated financial statements have been reclassified to conform to the presentation adopted in the current year.

New and amended standards adopted by the Company
Certain amendments to accounting standards were applied for the first time on April 1, 2022 but did not have an impact on the consolidated financial statements of the Company.

New and amended standards not yet adopted by the Company
Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of accounting policies
In February 2021, the IASB issued an amendment to IAS 1 - Presentation of financial statements and IFRS Practice Statement 2 - Making materiality judgements. The amendments will require the disclosure of material, rather than significant, accounting policy information. For the Company, amendments to IAS 1 and IFRS Practice Statement 2 will be effective for the fiscal period beginning on April 1, 2023.

Amendment to IAS 8 - Accounting policies, changes in accounting estimates and errors
In February 2021, the IASB issued an amendment to IAS 8 - Accounting policies, changes in accounting estimates and errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. For the Company, amendments to IAS 8 will be effective for the fiscal period beginning on April 1, 2023.

Amendment to IAS 12 - Income taxes
In May 2021, the IASB issued an amendment to IAS 12 - Income taxes, which narrows the scope exemption when recognizing deferred taxes. In specified circumstances, entities are exempt from recognizing deferred income taxes when they recognize assets or liabilities for the first time. The amendments clarify that the exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. For the Company, amendments to IAS 12 will be effective for the fiscal period beginning on April 1, 2023. The Company has concluded its current accounting policies are in line with the amended standard and therefore this amendment will have no impact on its consolidated financial statements.

Amendment to IAS 1 - Presentation of financial statements
In October 2022, the IASB issued an amendment to IAS 1 - Presentation of financial statements, which specifies that covenants to be complied with after the reporting date do not affect the classification of long-term debt as current or non-current at the reporting date. Instead, the amendment requires disclosures about these covenants in the notes to the financial statements. For the Company, amendments to IAS 1 will be effective for the fiscal period beginning on April 1, 2023.

CAE Financial Report 2023 | 81

Notes to the Consolidated Financial Statements
Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. The Company believes that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While the Company uses its best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

To estimate the fair value of the intangible assets of the L3Harris Technologies’ Military Training business and Sabre’s AirCentre airline operations portfolio acquisitions, the multi-period excess earnings method was used to value the customer relationship and the relief from royalty method was used to value the technology and software. Significant judgment is applied in estimating the fair value of customer relationships and the technology acquired, which involves the use of significant assumptions with respect to projected revenue.

During the measurement period, for up to 12 months following the acquisition, the Company records adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
The Company’s impairment test for goodwill is based on internal estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Key assumptions on which management based its determination of the recoverable amount include expected growth rates and discount rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, the Company estimates the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Timing of satisfaction of performance obligations
For contracts where revenue is recognized over time using the cost input method, the Company applies judgement in estimating the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete as well as its revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

82 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year. Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 19 for further details regarding assumptions used.

Government royalty repayments
In determining the amount of repayable government royalties, assumptions and estimates are made in relation to expected revenues and the expected timing of revenues. Revenue projections consider past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 3.0% to 9.0%, over the period of repayments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligations at March 31, 2023 by approximately $1.1 million (2022 – $1.7 million). A 1% decrease to the growth rates would have an opposite impact on the royalty obligations.

Income taxes
The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.
CAE Financial Report 2023 | 83

Notes to the Consolidated Financial Statements
NOTE 2 – BUSINESS COMBINATIONS
Year ended March 31, 2023
During the year ended March 31, 2023, the Company completed its assessment of the fair value of assets acquired and liabilities assumed of L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre) acquired in fiscal 2022.

Adjustments to the purchase price allocations of the L3H MT and AirCentre acquisitions resulted in increases of intangible assets of $27.0 million, other long-term liabilities of $6.4 million, and current liabilities of $4.0 million, and decreases of current assets of $11.9 million, other long-term assets of $2.6 million and deferred tax assets of $2.1 million.

During the year ended March 31, 2023, cash consideration of $6.4 million was paid for an acquisition realized in fiscal 2021.

Year ended March 31, 2022
L3Harris Technologies’ Military Training business
On July 2, 2021, the Company concluded the acquisition of L3Harris Technologies’ Military Training business (L3H MT) for cash consideration of $1,337.7 million, subject to additional purchase price adjustments. L3H MT includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. The acquisition expands the Company’s position as a platform-agnostic training systems integrator by diversifying its training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing its training and simulation capabilities in space and cyber.

In March 2021, in order to mitigate the potential impact on the purchase price of variations in the foreign exchange rate, the Company entered into forward foreign currency contracts to hedge a portion of the purchase price of the L3H MT acquisition (US$800 million). The Company applied hedge accounting and the change in fair value of these financial instruments prior to the L3H MT acquisition date was recorded in other comprehensive income. On July 2, 2021, these financial instruments were exercised in connection with the closing of the L3H MT acquisition, and the realized cash flow hedge losses of $17.1 million, less income tax recovery of $2.3 million, were transferred from accumulated other comprehensive income and included as an adjustment to the purchase consideration.

As at March 31, 2022, the preliminary determination of the fair value of the net assets acquired and liabilities assumed arising from the L3H MT acquisition are as follows:

L3H MT
Current assets	$110.0
Current liabilities	(130.8)
Property, plant and equipment	96.3
Right-of-use assets	31.6
Intangible assets	1,342.8
Deferred tax	41.2
Other non-current assets	7.7
Long-term debt, including current portion	(33.9)
Other non-current liabilities	(104.0)
Total purchase consideration, including the hedge of the purchase price	$1,360.9
Purchase price adjustment payable	(8.4)
Total cash consideration paid on acquisition date	$1,352.5
During the year ended March 31, 2022, the purchase price adjustment of $8.4 million was paid to the seller.

The preliminary fair value of the acquired intangible assets amounts to $1,342.8 million and consists of goodwill of $1,025.6 million ($868.3 million is deductible for tax purposes), customer relationships of $217.7 million and technology of $99.5 million.

The fair value and the gross contractual amount of the acquired accounts receivable were $41.9 million.

The revenue and adjusted segment operating income included in the fiscal 2022 consolidated income statement from L3H MT since the acquisition date was $409.9 million and $49.1 million respectively. Had L3H MT been consolidated from April 1, 2021, the fiscal 2022 consolidated income statement would have shown revenue and adjusted segment operating income of approximately $549.0 million and $65.3 million respectively. These pro-forma amounts are estimated based on the operations of the acquired businesses prior to the business combinations by the Company and assuming that the purchase price allocations were effective April 1, 2021.

The net assets acquired, including intangibles, of L3H MT are included in the Defense and Security segment.

The purchase price allocation was preliminary as at March 31, 2022.

84 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Sabre’s AirCentre airline operations portfolio
On February 28, 2022, the Company concluded the acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre), a suite of flight and crew management and optimization solutions, for cash consideration (net of cash acquired) of $498.9 million. The transaction provides the Company with the Sabre AirCentre product portfolio, related technology and intellectual property as well as the transfer of its highly talented workforce. The acquisition further expands the Company’s reach across its broad customer base beyond pilot training and establishes itself as a technology leader in the growing market for industry-leading, digitally‑enabled flight and crew operations solutions.

As at March 31, 2022, the preliminary determination of the fair value of the net assets acquired and liabilities assumed arising from the AirCentre acquisition are as follows:

AirCentre
Current assets	$42.0
Current liabilities	(3.4)
Right-of-use assets	0.3
Intangible assets	423.2
Deferred tax	1.2
Other non-current assets	36.9
Long-term debt, including current portion	(0.3)
Other non-current liabilities	(1.0)
Fair value of net assets acquired, excluding cash acquired	$498.9
Cash acquired	3.8
Total cash consideration paid on acquisition date	$502.7

The preliminary fair value of the acquired intangible assets amounts to $423.2 million and consists of goodwill of $257.8 million ($191.0 million is deductible for tax purposes), customer relationships of $101.8 million and technology and software of $63.6 million.

The revenue and adjusted segment operating income included in the fiscal 2022 consolidated income statement from AirCentre since the acquisition date was $10.5 million and $2.2 million respectively. Had AirCentre been consolidated from April 1, 2021, the fiscal 2022 consolidated income statement would have shown revenue and adjusted segment operating income of approximately $151.5 million and $18.9 million respectively. These pro-forma amounts are estimated based on the operations of the acquired businesses prior to the business combinations by the Company and assuming that the purchase price allocations were effective April 1, 2021.

The net assets acquired, including intangibles, of AirCentre are included in the Civil Aviation segment.

The purchase price allocation was preliminary as at March 31, 2022.

Other fiscal 2022 business combinations
RB Group
On April 1, 2021, the Company acquired the remaining 79% equity interest in the RB Group, a leading provider of fully integrated solutions that modernize the way airlines and business aircraft operators interact with their crew. This acquisition further supports the Company’s expansion into digital flight crew management in its goal to drive additional software-enabled Civil aviation services. Prior to this transaction, the Company's 21% ownership interest in the RB Group was accounted for using the equity method.

GlobalJet Services
On June 10, 2021, the Company acquired GlobalJet Services (GlobalJet), a provider of aviation maintenance training that is recognized around the world for its services for both business and helicopter sectors. This acquisition expands the Company’s aircraft platform addressability in the maintenance training market through world-class, regulatory approved training programs.

Medicor Lab Inc.
On July 5, 2021, the Company acquired the shares of Medicor Lab Inc. (Medicor), a company which specializes in task trainer and realistic synthetic skin production. This acquisition augments the Company’s portfolio of products and expands its capabilities to offer improved quality simulators for a better customer experience.

The aggregate purchase price for the acquisitions of the RB Group, GlobalJet and Medicor consist of cash consideration (net of cash acquired) of $19.0 million, a long‑term payable of $1.2 million and a contingent consideration of up to $4.0 million if certain targets are met, and are mainly allocated to goodwill and intangible assets.

The net assets acquired, including intangibles, of the RB Group and GlobalJet are included in the Civil Aviation segment, and those of Medicor are included in the Healthcare segment.

CAE Financial Report 2023 | 85

Notes to the Consolidated Financial Statements
Other
During the year ended March 31, 2022, the Company completed its assessment of the fair value of assets acquired and liabilities assumed of Flight Simulation Company B.V., Merlot Aero Limited and TRU Simulation + Training Canada acquired in fiscal 2021 as well as the RB Group, GlobalJet and Medicor acquired in fiscal 2022.

Total acquisition costs of $38.4 million were incurred during fiscal 2022 relating to the Company's acquisitions and are included in Restructuring, integration and acquisition costs in the consolidated income statement (Note 5).

During the year ended March 31, 2022, adjustments to preliminary purchase price allocations of acquisitions realized in fiscal 2021 resulted in increases of intangible assets of $19.2 million, current liabilities of $15.2 million, and deferred tax assets of $3.8 million, and a decrease of current assets of $7.8 million.

During the year ended March 31, 2022, net cash considerations of $4.9 million were paid for acquisitions realized in prior years.

NOTE 3 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance. For the years ended March 31, 2023 and 2022, impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (Note 5) and the cloud computing transition adjustment (Note 4).

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

			Defense
	Civil Aviation		and Security		Healthcare			Total
	2023	2022	2023	2022	2023	2022	2023	2022
External revenue	$2,166.4	$1,617.8	$1,844.2	$1,602.1	$192.7	$151.4	$4,203.3	$3,371.3
Depreciation and amortization	243.4	224.1	86.8	73.4	12.0	13.0	342.2	310.5
Impairment (reversal) of non-financial assets – net	1.2	34.5	(3.5)	3.0	(0.1)	4.3	(2.4)	41.8
Share of after-tax profit of equity accounted investees	47.0	42.1	6.2	6.4	—	—	53.2	48.5
Operating income	430.3	224.1	35.7	56.0	8.0	4.1	474.0	284.2
Adjusted segment operating income	485.3	314.7	53.1	119.2	9.7	10.6	548.1	444.5

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security		Healthcare			Total
	2023	2022	2023	2022	2023	2022	2023	2022
Operating income	$430.3	$224.1	$35.7	$56.0	$8.0	$4.1	$474.0	$284.2
Restructuring, integration and acquisition costs (Note 5)	52.0	79.0	10.6	61.4	1.7	6.5	64.3	146.9
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets following
their repurposing and optimization (Note 5)	3.0	—	6.8	—	—	—	9.8	—
Cloud computing transition adjustment (Note 4)	—	11.6	—	1.8	—	—	—	13.4
Adjusted segment operating income	$485.3	$314.7	$53.1	$119.2	$9.7	$10.6	$548.1	$444.5

86 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	2023	2022
Civil Aviation	$329.2	$300.7
Defense and Security	53.6	46.5
Healthcare	12.4	15.6
Total capital expenditures	$395.2	$362.8

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	2023	2022
Assets employed
Civil Aviation	$5,852.4	$5,269.6
Defense and Security	3,436.2	3,163.1
Healthcare	310.1	269.2
Assets not included in assets employed	837.8	876.9
Total assets	$10,436.5	$9,578.8
Liabilities employed
Civil Aviation	$1,142.0	$1,012.7
Defense and Security	871.2	824.8
Healthcare	69.3	64.9
Liabilities not included in liabilities employed	3,765.1	3,589.8
Total liabilities	$5,847.6	$5,492.2

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	2023	2022
Products	$1,570.8	$1,403.6
Training, software and services	2,632.5	1,967.7
Total external revenue	$4,203.3	$3,371.3

CAE Financial Report 2023 | 87

Notes to the Consolidated Financial Statements
Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	2023	2022
External revenue
Canada	$372.0	$366.8
United States	2,184.7	1,682.5
United Kingdom	264.2	208.5
Rest of Americas	89.6	78.4
Europe	574.0	473.4
Asia	627.0	472.2
Oceania and Africa	91.8	89.5
	$4,203.3	$3,371.3

	2023	2022
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada	$1,641.2	$1,570.8
United States	4,049.8	3,554.2
United Kingdom	383.9	370.4
Rest of Americas	180.8	177.0
Europe	982.4	916.3
Asia	519.8	498.1
Oceania and Africa	112.5	79.5
	$7,870.4	$7,166.3

NOTE 4 – OTHER (GAINS) AND LOSSES

	2023	2022
Net gain on foreign currency exchange differences	$(11.7)	$(0.9)
Cloud computing transition adjustment	—	13.4
Remeasurement of royalty obligations	(8.8)	(23.8)
Remeasurement of contingent consideration arising on business combinations	2.6	(11.4)
Other	(4.9)	(14.3)
Other (gains) and losses	$(22.8)	$(37.0)
Cloud computing transition adjustment
In fiscal 2022, the IFRS Interpretations Committee published a final agenda decision that clarified how to recognize certain configuration and customization expenditures related to cloud computing arrangements with retrospective application. Costs that do not meet the capitalization criteria should be expensed as incurred. The Company modified its accounting policy to align with the agenda decision and previously capitalized costs of $13.4 million that no longer qualified for capitalization were expensed in fiscal 2022.

88 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
NOTE 5 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	2023	2022
Integration and acquisition costs	$66.3	$87.8
Impairment of non-financial assets – net	2.3	37.1
Severances and other employee related costs	2.7	6.9
Other costs	2.8	15.1
Impairment reversal of non-financial assets following their repurposing and optimization	(9.8)	—
Total restructuring, integration and acquisition costs	$64.3	$146.9

For the year ended March 31, 2023, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of L3H MT amounted to $17.6 million (2022 – $63.5 million) and those related to the fiscal 2022 acquisition of AirCentre amounted to $48.9 million (2022 – $18.1 million).

Impairment reversal of non-financial assets following their repurposing and optimization
For the year ended March 31, 2023, restructuring, integration and acquisition costs include gains on the reversal of impairment of an intangible asset of $6.8 million in the Defense and Security segment and property, plant and equipment of $3.0 million in the Civil Aviation segment, following their repurposing and optimization and new customer contracts and opportunities.

NOTE 6 – FINANCE EXPENSE – NET

	2023	2022
Finance expense:
Long-term debt (other than lease liabilities)	$141.6	$104.1
Lease liabilities	18.3	16.0
Royalty obligations	10.9	11.9
Employee benefits obligations (Note 19)	3.3	5.3
Other	24.9	13.2
Borrowing costs capitalized	(7.9)	(7.1)
Finance expense	$191.1	143.4
Finance income:
Loans and investment in finance leases	$(10.3)	$(9.1)
Other	(3.1)	(3.7)
Finance income	$(13.4)	$(12.8)
Finance expense – net	$177.7	$130.6

NOTE 7 – INCOME TAXES
Income tax expense
The reconciliation of income taxes at Canadian statutory rates with the income tax expense is as follows:

	2023	2022
Earnings before income taxes	$296.3	$153.6
Canadian statutory income tax rates	26.53%	26.54%
Income taxes at Canadian statutory rates	$78.6	$40.8
Effect of differences in tax rates in other jurisdictions	(3.5)	(16.8)
Unrecognized tax benefits and tax benefits not previously recognized	1.4	2.2
(Non-taxable revenues) Non-deductible expenses	(2.8)	1.5
Tax impact on after-tax profit of equity accounted investees	(13.0)	(12.1)
Prior years' tax adjustments	0.5	(1.5)
Other	3.2	(10.5)
Income tax expense	$64.4	$3.6
Effective tax rate	22%	2%

The Company's applicable tax rate corresponds to the combined Canadian tax rates applicable in the provinces where the Company operates.

CAE Financial Report 2023 | 89

Notes to the Consolidated Financial Statements
Significant components of the provision for the income tax expense are as follows:

	2023	2022
Current income tax expense :
Current year	$53.2	$30.4
Prior years' tax adjustments	0.8	3.1
Deferred income tax (recovery) expense:
Tax benefit not previously recognized used to reduce the deferred tax expense	(2.2)	(4.1)
Change in income tax rates	—	(6.6)
Origination and reversal of temporary differences	12.6	(19.2)
Income tax expense	$64.4	$3.6

Deferred tax assets and liabilities
During the year ended March 31, 2023, movements in temporary differences are as follows:

						Foreign
	Balance					currency
	beginning	Recognized	Recognized	Recognized	Business	exchange	Balance
	of year	in income	in OCI	in equity	combinations	differences	end of year
Non-capital loss carryforwards	$96.9	$(3.3)	$—	$—	$—	$5.7	$99.3
Unclaimed research & development expenditures	86.6	75.8	—	—	—	(0.1)	162.3
Capital loss carryforwards	4.4	4.9	—	—	—	—	9.3
Investment tax credits	(85.4)	3.3	—	—	—	—	(82.1)
Property, plant and equipment and right-of-use of assets	(86.2)	(23.8)	—	—	(2.8)	(7.0)	(119.8)
Intangible assets	(90.2)	(19.6)	—	—	—	(4.9)	(114.7)
Deferred revenues, contract assets and contract liabilities	1.2	(21.6)	—	—	1.5	(0.3)	(19.2)
Foreign currency exchange difference	2.6	(8.9)	4.2	—	—	(0.3)	(2.4)
Derivative financial assets and liabilities	(0.2)	5.0	5.7	—	(0.8)	(1.1)	8.6
Defined benefit obligation	27.2	0.2	(19.7)	—	—	—	7.7
Amounts not currently deductible	83.1	(4.7)	—	—	—	1.9	80.3
Other	(16.3)	(17.7)	—	—	—	0.5	(33.5)
Net deferred tax assets (liabilities)	$23.7	$(10.4)	$(9.8)	$—	$(2.1)	$(5.6)	$(4.2)

During the year ended March 31, 2022, movements in temporary differences are as follows:

						Foreign
	Balance					currency
	beginning	Recognized	Recognized	Recognized	Business	exchange	Balance
	of year	in income	in OCI	in equity	combinations	differences	end of year
Non-capital loss carryforwards	$48.1	$48.3	$—	—	$0.2	$0.3	$96.9
Unclaimed research & development expenditures	70.8	15.9	—	—	(0.1)	—	86.6
Capital loss carryforwards	1.1	1.0	—	—	2.3	—	4.4
Investment tax credits	(76.4)	(9.0)	—	—	—	—	(85.4)
Property, plant and equipment and right-of-use of assets	(75.2)	(6.5)	—	—	(4.6)	0.1	(86.2)
Intangible assets	(92.5)	8.3	—	—	(5.9)	(0.1)	(90.2)
Deferred revenues, contract assets and contract liabilities	1.5	(42.2)	—	—	41.6	0.3	1.2
Foreign currency exchange difference	(1.4)	9.2	(4.9)	—	—	(0.3)	2.6
Derivative financial assets and liabilities	(6.5)	6.2	0.6	—	—	(0.5)	(0.2)
Defined benefit obligation	57.2	4.3	(33.4)	—	—	(0.9)	27.2
Amounts not currently deductible	65.0	4.6	—	—	13.5	—	83.1
Other	(10.3)	(10.2)	—	3.7	—	0.5	(16.3)
Net deferred tax (liabilities) assets	$(18.6)	$29.9	$(37.7)	$3.7	$47.0	$(0.6)	$23.7

As at March 31, 2023, net deferred tax assets of $81.5 million (2022 – $88.7 million) were recognized in jurisdictions that incurred losses this fiscal year or the preceding fiscal year. Based upon the level of historical taxable income or projections for future taxable income, management believes it is probable that the Company will realize the benefits of these net deferred tax assets.

As at March 31, 2023, a deferred income tax liability on taxable temporary differences of $2,866.1 million (2022 – $2,468.6 million) related to investments in subsidiaries and interests in joint ventures has not been recognized, because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.
90 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
The non-capital losses incurred in various jurisdictions expire as follows:

Expiry date	Unrecognized	Recognized
2024-2028	$31.4	$18.4
2029-2043	26.8	149.9
No expiry date	146.0	212.2
	$204.2	$380.5

As at March 31, 2023, the Company has $115.5 million (2022 – $118.8 million) of deductible temporary differences for which deferred tax assets have not been recognized. The Company also has $19.9 million of capital losses for which deferred tax assets have not been recognized with no expiry date.

NOTE 8 – SHARE CAPITAL AND EARNINGS PER SHARE
Share capital
Authorized and issued shares
The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

As at March 31, 2023, the number of common shares issued and fully paid was 317,906,290 (2022 – 317,024,123).

Issuance of common shares upon conversion of subscription receipts
On July 2, 2021, concurrent with the completion of the fiscal 2022 acquisition of L3H MT, 22,400,000 outstanding subscription receipts were converted into CAE common shares in accordance with the terms of the subscription receipts, on a one‑for‑one basis. Proceeds from the issuance of the subscription receipts of $700.0 million together with interest earned of $0.4 million were released from escrow and used to fund the L3H MT acquisition. Total issuance-related costs amounted to $31.0 million, less income tax recovery of $8.2 million.

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	2023	2022
Weighted average number of common shares outstanding	317,660,608	311,016,278
Effect of dilutive stock options	756,871	1,885,078
Weighted average number of common shares outstanding for diluted earnings per share calculation	318,417,479	312,901,356

As at March 31, 2023, stock options to acquire 2,176,800 common shares (2022 – 663,430) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

CAE Financial Report 2023 | 91

Notes to the Consolidated Financial Statements
NOTE 9 – ACCOUNTS RECEIVABLE
Details of accounts receivable are as follows:

	2023	2022
Current trade receivables	$280.6	$230.4
Past due trade receivables
1-30 days	68.4	50.4
31-60 days	28.3	29.0
61-90 days	16.8	15.0
Greater than 90 days	85.2	121.2
Total trade receivables	$479.3	$446.0
Investment in finance leases (Note 14)	13.5	21.6
Receivables from related parties (Note 31)	57.5	40.3
Other receivables	90.9	76.9
Credit loss allowances	(25.5)	(27.9)
Total accounts receivable	$615.7	$556.9

Changes in credit loss allowances are as follows:

	2023	2022
Credit loss allowances, beginning of year	$(27.9)	$(34.4)
Additions	(3.2)	(4.7)
Amounts charged off	4.7	8.9
Unused amounts reversed	1.9	0.8
Foreign currency exchange differences	(1.0)	1.5
Credit loss allowances, end of year	$(25.5)	$(27.9)

NOTE 10 – BALANCE FROM CONTRACTS WITH CUSTOMERS
Net contract liabilities are as follows:

	2023	2022
Contract assets - current	$693.8	$608.3
Contract assets - non-current (Note 15)	41.9	34.1
Contract liabilities - current	(905.7)	(788.3)
Contract liabilities - non-current (Note 20)	(94.0)	(130.3)
Net contract liabilities	$(264.0)	$(276.2)
During the year ended March 31, 2023, the Company recognized revenue of $632.2 million (2022 – $482.6 million) that was included in the contract liability balance at the beginning of the year.
During the year ended March 31, 2023, the Company recognized a reduction of revenue of $11.3 million (2022 – recognized revenue of $55.5 million) related to performance obligations partially satisfied in previous years. This primarily relates to estimate at completion adjustments that impacted revenue and measures of completion.
Remaining performance obligations
As at March 31, 2023, the amount of the revenues expected to be realized in future years from performance obligations that are unsatisfied, or partially unsatisfied, was $5,956.0 million. The Company expects to recognize approximately 40% of these remaining performance obligations as revenue by March 31, 2024, an additional 26% by March 31, 2025 and the balance thereafter.
NOTE 11 – INVENTORIES

	2023	2022
Work in progress	$282.4	$291.5
Raw materials, supplies and manufactured products	301.0	228.3
Total inventories	$583.4	$519.8

During the year ended March 31, 2023, the use of inventory recognized in cost of sales amounted to $494.0 million (2022 ⁃ $413.9 million), and the impairment of inventories to net realizable value amounted to $5.6 million (2022 – $5.2 million).

92 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Net book value as at March 31, 2021	$282.1	$1,423.1	$48.3	$76.1	$139.8	$1,969.4
Additions	29.4	14.5	15.5	1.6	211.2	272.2
Business combinations (Note 2)	52.1	18.7	21.5	2.1	2.1	96.5
Disposals	(2.2)	(0.4)	(0.1)	(1.1)	—	(3.8)
Depreciation	(21.4)	(101.1)	(19.3)	(5.2)	—	(147.0)
Impairment	(13.8)	(10.5)	—	—	—	(24.3)
Purchase of assets under lease (Note 14)	—	21.7	—	—	—	21.7
Transfers and others	1.1	97.6	1.1	(1.0)	(95.5)	3.3
Foreign currency exchange differences	(7.2)	(48.5)	(0.8)	(1.0)	(1.2)	(58.7)
Net book value as at March 31, 2022	$320.1	$1,415.1	$66.2	$71.5	$256.4	$2,129.3
Additions	34.6	20.1	16.7	0.2	197.2	268.8
Disposals	(3.6)	(3.2)	(0.1)	(0.6)	—	(7.5)
Depreciation	(23.3)	(113.2)	(21.2)	(5.4)	—	(163.1)
(Impairment) reversal – net	—	2.1	(0.1)	(0.3)	—	1.7
Purchase of assets under lease (Note 14)	—	34.6	—	—	—	34.6
Transfers and others	27.6	208.8	(5.5)	6.0	(231.5)	5.4
Foreign currency exchange differences	13.7	88.6	3.1	5.1	7.4	117.9
Net book value as at March 31, 2023	$369.1	$1,652.9	$59.1	$76.5	$229.5	$2,387.1

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Cost	$561.9	$2,180.7	$209.2	$89.4	$256.4	$3,297.6
Accumulated depreciation and impairment	(241.8)	(765.6)	(143.0)	(17.9)	—	(1,168.3)
Net book value as at March 31, 2022	$320.1	$1,415.1	$66.2	$71.5	$256.4	$2,129.3
Cost	$623.9	$2,558.1	$208.9	$103.1	$229.5	$3,723.5
Accumulated depreciation and impairment	(254.8)	(905.2)	(149.8)	(26.6)	—	(1,336.4)
Net book value as at March 31, 2023	$369.1	$1,652.9	$59.1	$76.5	$229.5	$2,387.1

During the year ended March 31, 2023, depreciation of $161.5 million (2022 – $145.0 million) has been recorded in cost of sales, nil  (2022 – $0.5 million) in research and development expenses and $1.6 million (2022 – $1.5 million) in selling, general and administrative expenses.

NOTE 13 – INTANGIBLE ASSETS

		Capitalized			Technology,	Other
(amounts in millions)		development	Customer		software	intangible
	Goodwill	costs	relationships	Licenses	and ERP	assets	Total
Net book value as at March 31, 2021	$1,173.2	$215.7	$297.5	$279.4	$71.5	$18.5	$2,055.8
Additions – internal development	—	55.6	—	—	35.0	—	90.6
Business combinations (Note 2)	1,316.8	2.2	323.7	—	169.7	—	1,812.4
Amortization	—	(32.7)	(40.7)	(16.0)	(18.3)	(1.8)	(109.5)
Impairment	—	(4.2)	—	—	—	—	(4.2)
Cloud computing transition adjustment (Note 5)	—	—	—	—	(13.4)	—	(13.4)
Transfers and others	—	(2.1)	(0.1)	(0.1)	0.4	—	(1.9)
Foreign currency exchange differences	(25.7)	(0.1)	(5.4)	(0.5)	(1.2)	(0.6)	(33.5)
Net book value as at March 31, 2022	$2,464.3	$234.4	$575.0	$262.8	$243.7	$16.1	$3,796.3
Additions – internal development	—	87.1	—	—	39.3	—	126.4
Business combinations (Note 2)	35.8	—	(11.8)	—	3.0	—	27.0
Amortization	—	(31.1)	(44.4)	(16.1)	(29.5)	(1.8)	(122.9)
Impairment reversal – net	—	6.3	—	—	—	—	6.3
Transfers and others	—	(3.7)	(1.3)	—	(0.9)	0.4	(5.5)
Foreign currency exchange differences	163.2	1.7	36.8	6.7	14.0	0.8	223.2
Net book value as at March 31, 2023	$2,663.3	$294.7	$554.3	$253.4	$269.6	$15.5	$4,050.8

CAE Financial Report 2023 | 93

Notes to the Consolidated Financial Statements

		Capitalized			Technology,	Other
		development	Customer		software	intangible
	Goodwill	costs	relationships	Licenses	and ERP	assets	Total
Cost	$2,501.8	$480.9	$794.7	$312.8	$445.4	$51.1	$4,586.7
Accumulated amortization and impairment	(37.5)	(246.5)	(219.7)	(50.0)	(201.7)	(35.0)	(790.4)
Net book value as at March 31, 2022	$2,464.3	$234.4	$575.0	$262.8	$243.7	$16.1	$3,796.3
Cost	$2,699.7	$573.3	$829.6	$320.9	$513.2	$54.0	$4,990.7
Accumulated amortization and impairment	(36.4)	(278.6)	(275.3)	(67.5)	(243.6)	(38.5)	(939.9)
Net book value as at March 31, 2023	$2,663.3	$294.7	$554.3	$253.4	$269.6	$15.5	$4,050.8

During the year ended March 31, 2023, amortization of $92.9 million (2022 – $77.2 million) has been recorded in cost of sales, $29.0 million (2022 – $30.6 million) in research and development expenses and $1.0 million (2022 – $1.7 million) in selling, general and administrative expenses.

Goodwill
The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

		Defense
	Civil Aviation	and Security	Healthcare	Total
Net book value as at March 31, 2021	$789.2	$279.3	$104.7	$1,173.2
Business combinations (Note 2)	283.4	1,025.6	7.8	1,316.8
Foreign currency exchange differences	(25.8)	0.9	(0.8)	(25.7)
Net book value as at March 31, 2022	$1,046.8	$1,305.8	$111.7	$2,464.3
Business combinations (Note 2)	25.6	10.2	—	35.8
Foreign currency exchange differences	53.2	101.3	8.7	163.2
Net book value as at March 31, 2023	$1,125.6	$1,417.3	$120.4	$2,663.3

Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below.

The Company performed its annual impairment test for goodwill during the fourth quarter of fiscal 2023. The Company determined the recoverable amount of the Civil Aviation, Defense and Security and Healthcare CGUs based on fair value less costs of disposal calculations. The recoverable amount of each CGU is calculated using estimated cash flows derived from the Company's five-year strategic plan as approved by the Board of Directors. The cash flows derived from the Company's five-year strategic plan are based on management’s expectations of market growth, industry reports and trends, and past performance. Cash flows subsequent to the five‑year period were extrapolated using a constant growth rate of 2% to 3%. These growth rates were consistent with forecasts included in industry reports specific to the industry in which each CGU operates. The discount rates used to calculate the recoverable amounts reflect each CGUs’ specific risks and market conditions and range from 8% to 15%.

During the year ended March 31, 2023, the estimated recoverable amount of each CGU exceeded their carrying amount. As a result, there was no impairment identified.

Variations in the Company assumptions and estimates, particularly in the expected growth rates embedded in its cash flow projections and the discount rate could have a significant impact on fair value. For the year ended March 31, 2023, an increase of 1% in the discount rate or a decrease of 1% in the growth rate would not have resulted in an impairment charge in any of our CGUs or group of CGUs.

94 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
NOTE 14 – LEASES
Leases as lessee

Right-of-use assets

			Machinery
	Buildings		and
	and land	Simulators	equipment	Aircraft	Total
Net book value as at March 31, 2021	$212.0	$65.9	$18.1	$12.5	$308.5
Additions and remeasurements	59.4	60.0	0.2	—	119.6
Business combinations (Note 2)	32.7	—	—	—	32.7
Depreciation	(31.2)	(13.8)	(2.6)	(0.8)	(48.4)
Impairment	(8.1)	—	—	—	(8.1)
Purchase of assets under lease (Note 12)	—	(21.7)	—	—	(21.7)
Transfers and others	(3.3)	0.5	(0.2)	—	(3.0)
Foreign currency exchange differences	(6.2)	(0.4)	—	—	(6.6)
Net book value as at March 31, 2022	$255.3	$90.5	$15.5	$11.7	$373.0
Additions and remeasurements	120.9	7.3	—	—	128.2
Depreciation	(36.6)	(9.9)	(2.8)	(0.8)	(50.1)
Purchase of assets under lease (Note 12)	—	(34.6)	—	—	(34.6)
Transfers and others	(6.1)	(2.3)	(0.3)	—	(8.7)
Foreign currency exchange differences	13.2	5.9	—	—	19.1
Net book value as at March 31, 2023	$346.7	$56.9	$12.4	$10.9	$426.9
During the year ended March 31, 2023, depreciation of $47.5 million (2022 – $46.0 million) has been recorded in cost of sales and $2.6 million (2022 – $2.4 million) in selling, general and administrative expenses.

Short-term leases, leases of low-value assets and variable lease payments
During the year ended March 31, 2023, expenses of $16.8 million (2022 – $15.4 million) have been recognized in net income relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities.

Leases as lessor

Operating Leases
As at March 31, 2023, the net book value of property, plant and equipment leased under operating leases to third parties was $76.1 million (2022 – $51.8 million).

Undiscounted lease payments to be received under operating leases are as follows:

	2023	2022
Less than 1 year	$33.0	$36.3
Between 1 and 2 years	32.6	24.1
Between 2 and 3 years	30.0	23.3
Between 3 and 4 years	21.7	21.0
Between 4 and 5 years	16.5	13.6
More than 5 years	13.8	26.8
Total undiscounted lease payments receivable	$147.6	$145.1

CAE Financial Report 2023 | 95

Notes to the Consolidated Financial Statements
Finance Leases
Undiscounted lease payments to be received under finance leases are as follows:

	2023	2022
Less than 1 year	$16.6	$24.9
Between 1 and 2 years	14.6	12.0
Between 2 and 3 years	15.1	12.9
Between 3 and 4 years	16.3	11.1
Between 4 and 5 years	13.6	11.8
More than 5 years	128.2	114.5
Total undiscounted lease payments receivable	$204.4	$187.2
Unearned finance income	(68.0)	(59.1)
Discounted unguaranteed residual values of leased assets	(10.7)	(9.4)
Total investment in finance leases	$125.7	$118.7
Current portion (Note 9)	13.5	21.6
Non-current portion (Note 15)	$112.2	$97.1

NOTE 15 – OTHER NON-CURRENT ASSETS

	2023	2022
Contract assets (Note 10)	$41.9	$34.1
Prepaid rent to a portfolio investment	13.4	18.2
Advances to a portfolio investment	10.7	10.5
Advance payments for property, plant and equipment	30.7	—
Investment in finance leases (Note 14)	112.2	97.1
Non-current receivables	42.8	42.0
Investment tax credits	325.3	315.1
Other	43.6	32.7
	$620.6	$549.7

NOTE 16 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2023	2022
Accounts payable trade	$522.1	$436.2
Accrued and other liabilities	498.6	514.7
Amount due to related parties (Note 31)	5.7	5.1
Current portion of royalty obligations	10.3	19.1
	$1,036.7	$975.1
96 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
NOTE 17 – PROVISIONS
Changes in provisions are as follows:

	Restoration
	and simulator	Restructuring
	removal	(Note 5)	Legal	Warranties	Other	Total
Provisions, as at March 31, 2022	$9.4	$9.2	$8.0	$25.0	$5.7	$57.3
Additions	0.2	4.3	0.1	9.8	1.7	16.1
Amount used	—	(10.8)	(5.8)	(11.3)	—	(27.9)
Reversal of unused amounts	(1.0)	(1.6)	(0.6)	(0.1)	(0.6)	(3.9)
Foreign currency exchange differences	0.4	0.2	0.1	0.2	0.4	1.3
Transfers and others	0.2	(0.2)	—	0.3	3.6	3.9
Provisions, as at March 31, 2023	$9.2	$1.1	$1.8	$23.9	$10.8	$46.8
Current portion	—	1.1	1.5	15.5	8.6	26.7
Non-current portion	$9.2	$—	$0.3	$8.4	$2.2	$20.1

NOTE 18 – DEBT FACILITIES
Long-term debt, net of transaction costs is as follows:

			Repayment		2023		2022
Notional amount			period	Current	Non-current	Current	Non-current
Unsecured senior notes
U.S. dollar, fixed rate - 3.60% to 4.90%	US$	947.0	2024-2034	$18.5	$1,257.9	$17.4	$1,176.5
Canadian dollar, fixed rate - 4.15%		$24.3	2024-2027	2.9	21.4	2.9	24.2
Term loans
U.S. dollar, variable rate	US$	350.0	2024-2025	67.0	405.4	69.7	443.1
Canadian dollar, variable rate		$29.6	2023-2028	5.6	23.8	5.6	29.4
Other			2023-2026	15.2	47.4	14.1	58.4
Lease liabilities
U.S. dollar			2023-2053	55.7	241.3	66.1	164.6
Other			2023-2043	25.5	133.4	32.9	131.4
R&D obligations
Canadian dollar			2023-2042	24.2	471.9	33.1	439.9
Revolving credit facilities
U.S. dollar, variable rate				—	433.0	—	336.9
Total long-term debt				$214.6	$3,035.5	$241.8	$2,804.4

Term loans
In September 2022, the Company extended the maturity of a US$175.0 million variable interest-bearing term loan from July 2023 to July 2024.

In March 2023, the Company repaid a term loan of US$50.0 million.

Revolving credit facility amendments
In October 2022, the Company amended its US$850.0 million unsecured revolving credit facility to increase the total capacity to US$1.0 billion and extended the maturity by one year to September 2027. In addition, the Company terminated its $300.0 million Sidecar unsecured revolving credit facility, which had no borrowings and was coming to maturity in April 2023.

CAE Financial Report 2023 | 97

Notes to the Consolidated Financial Statements
Information on the change in long-term debt for which cash flows have been classified as financing activities in the statement of cash flows are as follows:

	Unsecured				Revolving
	senior	Term	Lease	R&D	credit
	notes	loans	liabilities	obligations	facility	Total
Net book value as at March 31, 2021	$1,249.5	$331.2	$347.2	$423.6	$—	$2,351.5
Changes from financing cash flows
Net repayment from borrowing under
revolving credit facilities	—	—	—	—	344.6	344.6
Proceeds from long-term debt	—	402.3	—	26.8	—	429.1
Repayment of long-term debt	(20.5)	(110.8)	—	(0.8)	—	(132.1)
Repayment of lease liabilities	—	—	(89.5)	—	—	(89.5)
Total changes from financing cash flows	$(20.5)	$291.5	$(89.5)	$26.0	$344.6	$552.1
Non-cash changes
Business combinations (Note 2)	—	0.2	34.9	—	—	35.1
Foreign currency exchange differences	(8.5)	(4.1)	(7.8)	—	(7.7)	(28.1)
Additions and remeasurement of lease liabilities	—	—	119.6	—	—	119.6
Accretion	—	—	—	25.3	—	25.3
Other	0.5	1.5	(9.4)	(1.9)	—	(9.3)
Total non-cash changes	$(8.0)	$(2.4)	$137.3	$23.4	$(7.7)	$142.6
Net book value as at March 31, 2022	$1,221.0	$620.3	$395.0	$473.0	$336.9	$3,046.2
Changes from financing cash flows
Net proceeds from borrowing under
revolving credit facilities	—	—	—	—	44.5	44.5
Proceeds from long-term debt	—	—	—	31.2	—	31.2
Repayment of long-term debt	(21.8)	(106.1)	—	(33.1)	—	(161.0)
Repayment of lease liabilities	—	—	(83.4)	—	—	(83.4)
Total changes from financing cash flows	$(21.8)	$(106.1)	$(83.4)	$(1.9)	$44.5	$(168.7)
Non-cash changes
Foreign currency exchange differences	101.1	48.9	21.7	—	51.6	223.3
Additions and remeasurement of lease liabilities	—	—	128.2	—	—	128.2
Accretion	—	—	—	25.0	—	25.0
Other	0.4	1.3	(5.6)	—	—	(3.9)
Total non-cash changes	$101.5	$50.2	$144.3	$25.0	$51.6	$372.6
Net book value as at March 31, 2023	$1,300.7	$564.4	$455.9	$496.1	$433.0	$3,250.1
The Company's unsecured senior notes, term loans and revolving credit facility include standard events of default and covenant provisions whereby accelerated repayment and/or termination of the agreements may result if the Company were to default on payment or violate certain covenants. As at March 31, 2023, the Company is in compliance with all of its covenants, as amended from time to time.

NOTE 19 – EMPLOYEE BENEFITS OBLIGATIONS
Defined benefit pension plans
The Company has three registered funded defined benefit pension plans in Canada (two for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a funded pension plan for employees in the United Kingdom that provides benefits based on similar provisions.

The Company’s annual contributions, to fund both benefits accruing in the year and deficits accumulated over prior years, and the plans’ financial position are determined based on actuarial valuations. Applicable pension legislations prescribe minimum funding requirements.

In addition, the Company maintains unfunded plans in Canada, United States and Germany that provide defined benefits based on length of service and final average earnings. These unfunded plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2023, the Company has issued letters of credit totalling $56.5 million (2022 – $67.0 million) to collateralize the obligations under the Canadian plans.

The funded plans are trustee administered funds. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies jointly with the Company and the board of trustees.
98 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
The employee benefits obligations are as follows:

	2023	2022
Funded defined benefit pension obligations	$590.7	$638.7
Fair value of plan assets	641.7	623.9
Funded defined benefit pension obligations – net	$(51.0)	$14.8
Unfunded defined benefit pension obligations	91.8	94.9
Employee benefits obligations - net	$40.8	$109.7
Employee benefit assets	$(51.1)	$—
Employee benefit obligations	$91.9	$109.7

Changes in funded defined benefit pension obligations and fair value of plan assets are as follows:

			2023			2022
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$631.8	$6.9	$638.7	$687.0	$74.5	$761.5
Current service cost	32.5	—	32.5	35.0	1.4	36.4
Interest cost	23.9	0.2	24.1	19.2	0.6	19.8
Past service cost	—	—	—	—	(5.9)	(5.9)
Actuarial loss (gain) arising from:
Experience adjustments	25.5	0.2	25.7	(2.6)	0.2	(2.4)
Economic assumptions	(102.8)	(1.8)	(104.6)	(92.1)	(1.7)	(93.8)
Demographic assumptions	2.6	(0.1)	2.5	—	—	—
Employee contributions	9.2	—	9.2	7.8	0.3	8.1
Pension benefits paid	(25.5)	(0.2)	(25.7)	(22.5)	(1.2)	(23.7)
Settlements	(11.7)	—	(11.7)	—	(60.3)	(60.3)
Foreign currency exchange differences	—	—	—	—	(1.0)	(1.0)
Pension obligations, end of year	$585.5	$5.2	$590.7	$631.8	$6.9	$638.7
Fair value of plan assets, beginning of year	$617.1	$6.8	$623.9	$574.7	$67.2	$641.9
Interest income	23.9	0.2	24.1	16.4	0.5	16.9
Return on plan assets, excluding amounts
included in interest income	(10.1)	(0.9)	(11.0)	16.6	1.6	18.2
Employer contributions	33.0	0.4	33.4	25.1	(0.1)	25.0
Employee contributions	9.2	—	9.2	7.8	0.3	8.1
Pension benefits paid	(25.5)	(0.2)	(25.7)	(22.5)	(1.2)	(23.7)
Settlements	(11.7)	—	(11.7)	—	(60.3)	(60.3)
Administrative costs	(0.6)	—	(0.6)	(1.0)	(0.1)	(1.1)
Foreign currency exchange differences	—	0.1	0.1	—	(1.1)	(1.1)
Fair value of plan assets, end of year	$635.3	$6.4	$641.7	$617.1	$6.8	$623.9

Changes in unfunded defined benefit pension obligations are as follows:

			2023			2022
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$82.6	$12.3	$94.9	$88.6	$14.0	$102.6
Current service cost	4.1	1.0	5.1	4.4	0.8	5.2
Interest cost	3.0	0.3	3.3	2.2	0.2	2.4
Past service cost	—	0.2	0.2	—	0.3	0.3
Actuarial loss (gain) arising from:
Experience adjustments	5.5	(0.6)	4.9	0.3	(0.4)	(0.1)
Economic assumptions	(11.0)	(2.7)	(13.7)	(9.8)	(1.3)	(11.1)
Pension benefits paid	(2.9)	(0.6)	(3.5)	(3.1)	(0.6)	(3.7)
Foreign currency exchange differences	—	0.6	0.6	—	(0.7)	(0.7)
Pension obligations, end of year	$81.3	$10.5	$91.8	$82.6	$12.3	$94.9

CAE Financial Report 2023 | 99

Notes to the Consolidated Financial Statements
Net pension cost is as follows:

			2023			2022
Canadian		Foreign	Total	Canadian	Foreign	Total
Funded plans
Current service cost	$32.5	$—	$32.5	$35.0	$1.4	$36.4
Interest cost	23.9	0.2	24.1	19.2	0.6	19.8
Interest income	(23.9)	(0.2)	(24.1)	(16.4)	(0.5)	(16.9)
Past service cost	—	—	—	—	(5.9)	(5.9)
Administrative cost	0.6	—	0.6	1.0	0.1	1.1
Net pension cost of funded plans	$33.1	$—	$33.1	$38.8	$(4.3)	$34.5
Unfunded plans
Current service cost	$4.1	$1.0	$5.1	$4.4	$0.8	$5.2
Interest cost	3.0	0.3	3.3	2.2	0.2	2.4
Past service cost	—	0.2	0.2	—	0.3	0.3
Net pension cost of unfunded plans	$7.1	$1.5	$8.6	$6.6	$1.3	$7.9
Total net pension cost	$40.2	$1.5	$41.7	$45.4	$(3.0)	$42.4

During the year ended March 31, 2023, pension costs of $20.9 million (2022 – $17.9 million) have been charged in cost of sales, $5.8 million (2022 – $7.7 million) in research and development expenses, $8.5 million (2022 – $9.8 million) in selling, general and administrative expenses, and $3.3 million (2022 – $5.3 million) in finance expense. In addition, pension costs of $3.2 million (2022 – $1.7 million) were capitalized.

 Fair value of the plan assets, by major categories, are as follows:

(amounts in millions)			2023			2022
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Canadian plans
Equity funds
Canadian	$—	$45.6	$45.6	$—	$72.9	$72.9
Foreign	—	174.8	174.8	—	145.4	145.4
Bond funds
Government	—	133.3	133.3	—	115.4	115.4
Corporate	—	74.4	74.4	—	105.7	105.7
Private and property investments	—	191.7	191.7	—	164.8	164.8
Cash and cash equivalents	—	14.4	14.4	—	12.1	12.1
Other	—	1.1	1.1	—	0.8	0.8
Total Canadian plans	$—	$635.3	$635.3	$—	$617.1	$617.1
Foreign plans
Equity instruments	$2.3	$—	$2.3	$2.6	$—	$2.6
Debt instruments
Corporate	3.3	—	3.3	3.6	—	3.6
Other	—	0.8	0.8	—	0.6	0.6
Total Foreign plans	$5.6	$0.8	$6.4	$6.2	$0.6	$6.8
Total plans	$5.6	$636.1	$641.7	$6.2	$617.7	$623.9

As at March 31, 2023 and March 31, 2022, there were no common shares of the Company in the pension plan assets.

Significant assumptions (weighted average) used are as follows:

		Canadian		Foreign
	2023	2022	2023	2022
Pension obligations as at March 31:
Discount rate	5.05%	4.14%	4.70%	2.41%
Compensation rate increases	3.66%	3.65%	2.54%	2.66%
Net pension cost for years ended March 31:
Discount rate	4.14%	3.32%	2.41%	1.06%
Compensation rate increases	3.65%	3.65%	2.66%	2.06%

100 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and mortality tables and experience in each territory. The mortality tables and the average life expectancy in years for a member age 45 and 65 are as follows:

As at March 31, 2023		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.7	22.2	26.1	24.8
Germany	Heubeck RT2018G	23.4	20.6	26.3	24.0
United Kingdom	S2PxA CMI 2020	22.6	21.6	24.6	23.4
United States	CPM private tables	24.9	23.5	26.4	25.1

As at March 31, 2022		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.6	22.1	25.7	24.4
Germany	Heubeck RT2018G	23.2	20.5	26.2	23.9
United Kingdom	S2PxA CMI 2020	23.1	22.1	25.2	24.0
United States	CPM private tables	24.9	23.4	26.4	25.0

As at March 31, 2023, the weighted average duration of the defined benefit obligation is 16 years.

The impact on the defined benefit obligation as a result of a 0.25% change in the significant assumptions as at March 31, 2023 are as follows:

		Funded plans	Unfunded plans
Canadian		Foreign	Canadian	Foreign	Total
Discount rate:
Increase	$(22.7)	$(0.1)	$(2.3)	$(0.3)	$(25.4)
Decrease	24.1	0.1	2.4	0.3	26.9
Compensation rate:
Increase	8.4	—	0.3	—	8.7
Decrease	(8.0)	—	(0.3)	—	(8.3)

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant being the exposure to asset volatility, to changes in bond yields and to changes in life expectancy. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields, if plan assets underperform against this yield, this will create a deficit. A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings. The plans’ obligations are to provide benefits for the duration of the life of its members, therefore, increases in life expectancy will result in an increase in the plans’ liabilities.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. The expected employer contributions and expected benefits paid for the next fiscal year are as follows:

	Canadian	Foreign	Total
Expected employer contributions in funded plans	$31.9	$—	$31.9
Expected benefits paid in unfunded plans	2.9	0.7	3.6

NOTE 20 – OTHER NON-CURRENT LIABILITIES

	2023	2022
Contract liabilities (Note 10)	$94.0	$130.3
Share-based payments liabilities (Note 23)	63.2	70.0
Contingent consideration arising on business combinations	—	3.7
Interest payable	8.8	14.4
Other	32.2	27.2
	$198.2	$245.6

CAE Financial Report 2023 | 101

Notes to the Consolidated Financial Statements
NOTE 21 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

	2023	2022
Cash provided by (used in) non-cash working capital:
Accounts receivable	$4.1	$34.2
Contract assets	(66.6)	(49.3)
Inventories	(65.6)	107.3
Prepayments	(9.7)	(5.6)
Income taxes	(13.2)	(11.5)
Accounts payable and accrued liabilities	21.8	(24.6)
Provisions	(15.3)	(25.8)
Contract liabilities	30.0	(2.2)
	$(114.5)	$22.5

Supplemental information:

	2023	2022
Interest paid	$174.7	$93.8
Interest received	13.3	13.1
Income taxes paid	34.7	44.5

NOTE 22 – ACCUMULATED OTHER COMPREHENSIVE INCOME

	Foreign currency
	exchange differences				Net changes in
	on translation of		Net changes in		financial assets
	foreign operations		cash flow hedges		carried at FVOCI			Total
	2023	2022	2023	2022	2023	2022	2023	2022
Balances, beginning of year	$(29.4)	$64.5	$(0.5)	$(5.2)	$(1.3)	$(1.2)	$(31.2)	$58.1
Other comprehensive (loss) income	212.2	(93.9)	(13.8)	4.7	—	(0.1)	198.4	(89.3)
Balances, end of year	$182.8	$(29.4)	$(14.3)	$(0.5)	$(1.3)	$(1.3)	$167.2	$(31.2)

NOTE 23 – SHARE-BASED PAYMENTS
The Company’s share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the stock option plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan.

Share-based payments expense are as follows:

	2023	2022
Equity-settled plan
Stock option plan	$6.1	$7.8
Cash-settled plans
Stock purchase plan	12.8	11.6
Deferred share unit (DSU) plans	3.3	1.1
Restricted share unit (RSU) plans	5.9	1.3
Performance share unit (PSU) plan	0.4	9.2
Total share-based payments expense	$28.5	$31.0
Impact of equity swap agreements (Note 29)	5.3	9.2
Amount capitalized	(0.9)	(0.5)
Share-based payments expense, net of equity swap (Note 24)	$32.9	$39.7

102 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Carrying amount of share-based payments liabilities are as follows:

	2023	2022
Cash-settled plans
Deferred share unit (DSU) plans	$21.3	$20.6
Restricted share unit (RSU) plans	40.5	42.4
Performance share unit (PSU) plan	12.7	26.8
Total carrying amount of share-based payments liabilities	$74.5	$89.8
Current portion	11.3	19.8
Non-current portion (Note 20)	$63.2	$70.0

Stock option plan
Stock options to purchase common shares of the Company are granted to certain employees, officers and executives of the Company. The stock option exercise price is equal to the common shares weighted average price on the TSX of the five days of trading prior to the grant date. Stock options vest over four years of continuous employment from the grant date. The stock options must be exercised within a seven-year period, but are not exercisable during the first year after the grant date. As at March 31, 2023, a total of 9,054,276 common shares (2022 – 9,936,443) remained authorized for issuance under the stock option plan.

Changes in outstanding stock options are as follows:

		2023		2022
		Weighted		Weighted
	Number of	average exercise	Number of	average exercise
stock options		price	stock options	price
Stock options outstanding, beginning of year	6,783,444	$25.08	7,476,902	$23.39
Granted	624,700	32.92	712,477	36.79
Exercised	(882,167)	18.49	(1,268,660)	21.37
Forfeited	(202,440)	29.28	(134,275)	28.57
Expired	—	—	(3,000)	14.66
Stock options outstanding, end of year	6,323,537	$26.63	6,783,444	$25.08
Stock options exercisable, end of year	3,877,399	$25.62	3,395,732	$23.35

During the year ended March 31, 2023, the weighted average market share price for stock options exercised was $31.95 (2022 ⁃ $38.13).

As at March 31, 2023, summarized information about the stock options issued and outstanding is as follows:

		Options Outstanding		Options Exercisable
		Weighted
	Number of	average remaining	Weighted	Number of	Weighted
Range of	stock options	contractual life	average exercise	stock options	average exercise
exercise prices	outstanding	(years)	price	exercisable	price
$16.15 to $20.86	2,168,433	3.83	$20.22	1,073,383	$19.87
$21.61 to $27.14	1,978,304	1.79	24.80	1,952,804	24.83
$28.95 to $38.01	2,176,800	4.57	34.69	851,212	34.66
Total	6,323,537	3.44	$26.63	3,877,399	$25.62

During the year ended March 31, 2023, the weighted average fair value of stock options granted was $10.85 (2022 – $11.53).

The assumptions used in the calculation of the fair value of the stock options on the grant date using the Black-Scholes option pricing model are as follows:

	2023	2022
Common share price	$30.87	$37.24
Exercise price	$32.92	$36.79
Dividend yield	0.65%	0.64%
Expected volatility	42.12%	40.51%
Risk-free interest rate	3.30%	0.76%
Expected stock option life	4.5 years	4.0 years

Expected volatility is estimated by considering historical average common share price volatility over the expected life of the stock options.
CAE Financial Report 2023 | 103

Notes to the Consolidated Financial Statements
Stock purchase plan
Employees of the Company and its participating subsidiaries can acquire common shares through regular payroll deductions. The Company contributes $1 for every $2 of employee contributions, up to a maximum of 3% of the employee’s base salary. The employee and Company’s contributions are remitted to an independent plan administrator who purchases common shares on the market on behalf of the employee.

Deferred share unit (DSU) plans
Non-employee directors holding less than the minimum required holdings of common shares of the Company receive their Board retainer compensation in the form of deferred share units (DSUs). A non-employee director holding no less than the minimum required holdings of common shares may also elect to participate in the DSU plan in respect of part or all of his or her retainer. Such retainer amount is converted to DSUs based on the common shares price on the TSX on the date such retainer becomes payable to the non‑employee director.

Certain executives can elect to defer a portion or entire short-term incentive payment to the DSU plan on an annual basis. Such deferred short-term incentive amount is converted to DSUs based on the common shares weighted average price on the TSX of the five days of trading prior to the date such incentive becomes payable to the executives.

DSUs entitle the holders to receive a cash payment equal to the common shares closing price on the TSX on the payment date, or, in certain cases, the weighted average price of the five days prior to the payment date. Holders are also entitled to dividend equivalents payable in additional DSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

DSUs vest immediately and are paid upon any termination of employment or when a non-employee director ceases to act as a director.

Changes in outstanding DSUs are as follows:

	2023	2022
DSUs outstanding, beginning of year	634,342	550,742
Granted	143,206	86,876
Redeemed	(79,568)	(3,276)
DSUs vested and outstanding, end of year	697,980	634,342

Restricted share unit (RSU) plans
Restricted share units (RSUs) are granted to certain employees, officers and executives of the Company. RSUs entitle the holders to receive a cash payment based on the average closing price on the TSX for the 20 trading days preceding the vesting date, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. RSUs are paid three years after the grant date.

Changes in outstanding RSUs are as follows:

	2023	2022
RSUs outstanding, beginning of year	1,529,704	1,430,524
Granted	285,279	289,745
Cancelled	(31,505)	(13,690)
Redeemed	(248,843)	(176,875)
RSUs outstanding, end of year	1,534,635	1,529,704
RSUs vested, end of year	1,289,049	1,303,042

As at March 31, 2023, vested and outstanding RSUs includes 850,393 RSUs granted under the previous plan (2022 – 922,665), which are paid upon any termination of employment of the holder. Under the previous plan, holders are also entitled to dividend equivalents payable in additional RSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

Performance share unit (PSU) plan
Performance share units (PSUs) are granted to certain employees, officers and executives of the Company. PSUs entitle the holders to receive a cash payment equal to the average closing price on the TSX of the common shares for the 20 trading days preceding the vesting date multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are paid three years after the grant date.

104 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Changes in outstanding PSUs are as follows:

	2023	2022
PSUs outstanding, beginning of year	847,171	820,090
Granted	817,218	571,459
Cancelled	(48,601)	(23,135)
Redeemed	(467,486)	(521,243)
PSUs outstanding, end of year	1,148,302	847,171
PSUs vested, end of year	687,120	570,457

NOTE 24 – EMPLOYEE COMPENSATION
Total employee compensation expense recognized in income is as follows:

(amounts in millions)	2023	2022
Salaries and other short-term employee benefits	$1,564.5	$1,326.2
Share-based payments expense, net of equity swap (Note 23)	32.9	39.7
Post-employment benefits – defined benefit plans (Note 19)	38.5	40.7
Post-employment benefits – defined contribution plans	25.4	17.9
Termination benefits	2.7	6.9
Total employee compensation	$1,664.0	$1,431.4

NOTE 25 – GOVERNMENT PARTICIPATION
Government contributions were recognized as follows:

	2023	2022
Credited to non-financial assets	$19.6	$15.9
Credited to income	26.1	33.1
	$45.7	$49.0

NOTE 26 – CONTINGENCIES AND COMMITMENTS
Contingencies
From time to time, the Company is involved in legal proceedings, audits, litigations and claims arising in the ordinary course of its business. The Company operates in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, health and medical devices, national security and aviation safety of each country. In addition, contracts with government agencies are subject to procurement regulations and other specific legal requirements. The Company is also required to comply with tax laws and regulations of any country in which it operates.

The Company is subject to investigations and audits from various government and regulatory agencies. In addition, the Company may identify, investigate, remediate and voluntarily disclose potential non-compliance with those laws and regulations. As a result, the Company can be subject to potential liabilities associated with those matters. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial statements.

During fiscal 2015, the Company received tax notices of reassessment from the Canada Revenue Agency (CRA) in connection with the Company’s characterization of amounts received under the Strategic Aerospace and Defence Initiative (SADI) program during its 2012 and 2013 taxation years. Under the SADI program, the Company received funding from the Government of Canada for its eligible spending in R&D projects, in the form of an unconditionally repayable interest-bearing loan, for which the Company commenced repayment of the principal and interest in fiscal 2016 in accordance with the terms of the agreement. The CRA has taken the position that amounts received under the SADI program qualify as government assistance. The Company filed notices of objection against the CRA’s reassessments and subsequently filed a notice of appeal to the Tax Court of Canada.

In September 2021, the Tax Court of Canada ruled in favour of the CRA’s contention and held that the amounts received under the SADI program qualified as government assistance. The Company subsequently filed an appeal to the Federal Court of Appeal against the Tax Court’s decision. In October 2022, the Federal Court of Appeal issued a decision in which it rejected the appeal. In December 2022, the Company filed an application for leave to appeal to the Supreme Court of Canada.

In May 2023, the Supreme Court of Canada denied the application for leave to appeal. The Company considers this matter closed as the Supreme Court’s decision cannot be appealed. The outcome did not have a material impact on the Company’s consolidated financial statements as at March 31, 2023.

CAE Financial Report 2023 | 105

Notes to the Consolidated Financial Statements
Commitments
Contractual purchase commitments that are not recognized as liabilities are as follows:

	2023	2022
Less than 1 year	$297.5	$290.9
Between 1 and 5 years	249.6	210.0
Later than 5 years	1.9	3.6
Total contractual purchase commitments	$549.0	$504.5

As at March 31, 2023, the Company had additional commitments of $80.2 million related to leases not yet commenced that have not been recognized as a lease liability nor included in the table above.

NOTE 27 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(vi)The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

106 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying values and fair values of financial instruments, by category, are as follows:

			2023		2022
	Level	Carrying value	Fair value	Carrying value	Fair value
		Total	Total	Total	Total
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$217.6	$217.6	$346.1	$346.1
Equity swap agreements	Level 2	(11.8)	(11.8)	(13.0)	(13.0)
Forward foreign currency contracts	Level 2	(5.3)	(5.3)	7.0	7.0
Contingent consideration arising on business combinations	Level 3	—	—	(3.7)	(3.7)
Derivatives assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	10.5	10.5	8.2	8.2
Forward foreign currency contracts	Level 2	(20.5)	(20.5)	8.3	8.3
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	555.3	555.3	501.7	501.7
Investment in finance leases	Level 2	125.7	126.1	118.7	124.4
Advances to a portfolio investment	Level 2	10.7	10.7	10.5	10.5
Other assets(2)	Level 2	21.4	21.4	26.9	26.9
Accounts payable and accrued liabilities(3)	Level 2	(799.3)	(799.3)	(696.6)	(696.6)
Total long-term debt(4)	Level 2	(2,800.3)	(2,788.2)	(2,658.8)	(2,765.4)
Other non-current liabilities(5)	Level 2	(137.6)	(125.1)	(151.8)	(164.5)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(2,832.2)	$(2,807.2)	$(2,495.0)	$(2,608.6)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

Changes in level 3 financial instruments are as follows:

	Contingent
	consideration
	arising on
	business	Equity
	combinations	investments	Total
Balances as at March 31, 2022	$(3.7)	$1.4	$(2.3)
Total realized and unrealized losses included in income	(2.7)	—	(2.7)
Settlement	6.4	—	6.4
Balances as at March 31, 2023	$—	$1.4	$1.4

CAE Financial Report 2023 | 107

Notes to the Consolidated Financial Statements
NOTE 28 – CAPITAL RISK MANAGEMENT
The Company’s capital allocation priorities are focused on:
(i)     Organic investments for sustainable and accretive growth;
(ii)    Maintaining a strong balance sheet for optimal resiliency and financial flexibility;
(iii)   Balancing returns to shareholders with leverage targets and growth investment opportunities.

The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or debt, use cash to reduce debt or repurchase shares.

To accomplish its objectives stated above, the Company monitors its capital on the basis of the net debt to capital. This ratio is calculated as net debt divided by the sum of total equity plus net debt. Net debt is calculated as total long-term debt, including the current portion of long-term debt less cash and cash equivalents. Total equity comprises share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

		2023	2022
Total long-term debt (Note 18)		$3,250.1	$3,046.2
Less: cash and cash equivalents		(217.6)	(346.1)
Net debt		$3,032.5	$2,700.1
Equity		4,588.9	4,086.6
Total net debt plus equity		$7,621.4	$6,786.7
Net debt-to-capital	%	39.8%	39.8

NOTE 29 – FINANCIAL RISK MANAGEMENT
Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company’s exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets. Credit risks arising from the Company’s normal commercial activities are managed with regards to customer credit risk.

The Company’s customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, the Company typically receives substantial non‑refundable advance payments for contracts with customers. The Company closely monitors its exposure to major airline companies in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade receivables are held with a wide range of commercial and government organizations and agencies. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality. The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom it trades derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 9 and Note 27 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

108 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segment are as follows:

As at March 31, 2023	Civil Aviation	Defense and Security	Healthcare	Amounts not allocated to a segment	Total
Gross accounts receivable	$354.1	$198.1	$65.4	$23.6	$641.2
Gross contract assets	160.6	571.6	3.5	—	735.7
Total	$514.7	$769.7	$68.9	$23.6	$1,376.9
Credit loss allowances	$(23.1)	$(1.0)	$(1.4)	$—	$(25.5)
As a %	4.5%	0.1%	2.0%	—%	1.9%

As at March 31, 2022	Civil Aviation	Defense and Security	Healthcare	Amounts not allocated to a segment	Total
Gross accounts receivable	$293.4	$219.9	$53.2	$18.3	$584.8
Gross contract assets	137.2	500.9	4.3	—	642.4
Total	$430.6	$720.8	$57.5	$18.3	$1,227.2
Credit loss allowances	$(25.7)	$(0.8)	$(1.4)	$—	$(27.9)
As a %	6.0%	0.1%	2.4%	—%	2.3%

Client concentration risk
For the year ended March 31, 2023, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 22% (2022 – 23%) of consolidated revenue.

Liquidity risk
Liquidity risk is defined as the potential risk that the Company cannot meet its cash obligations as they become due.

The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company’s consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

In managing its liquidity risk, the Company has access to a committed unsecured revolving credit facility of US$1.0 billion (2022 – US$850.0 million and $300.0 million available through a Sidecar unsecured revolving credit facility). As well, the Company has agreements to sell interests in certain of its accounts receivable (receivable purchase facility) for an amount of up to US$400.0 million (2022 – US$400.0 million). As at March 31, 2023, the carrying amount of the original accounts receivable sold to a financial institution pursuant to the receivable purchase facility totaled $266.7 million (2022 – $213.9 million) of which $42.4 million (2022 – $21.0 million), corresponding to the extent of the Company’s continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

The following tables present a maturity analysis based on the contractual maturity date of the Company’s financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:
CAE Financial Report 2023 | 109

Notes to the Consolidated Financial Statements

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2023	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$799.3	$799.3	$799.3	$—	$—	$—	$—	$—
Total long-term debt (2)
Long-term debt (other than lease liabilities)	2,794.2	2,794.2	133.4	486.7	264.2	171.5	562.7	1,175.7
Interest and accretion	—	734.5	120.2	93.8	73.9	67.5	53.9	325.2
Lease liabilities	455.9	724.6	104.5	62.7	55.9	51.5	47.6	402.4
Other non-current liabilities (3)	137.6	277.7	—	28.5	27.6	26.0	33.2	162.4
	$4,187.0	$5,330.3	$1,157.4	$671.7	$421.6	$316.5	$697.4	$2,065.7
Net derivative financial liabilities (assets)
Forward foreign currency contracts (4)	$25.8
Outflow		$2,119.4	$1,852.8	$186.3	$66.5	$13.8	$—	$—
Inflow		(2,092.2)	(1,832.5)	(182.2)	(64.1)	(13.4)	—	—
Foreign currency and
interest rate swap agreements	(10.5)	(11.3)	(6.5)	(3.2)	(1.1)	(0.4)	(0.1)	—
Equity swap agreements	11.8	11.8	11.8	—	—	—	—	—
	$27.1	$27.7	$25.6	$0.9	$1.3	$—	$(0.1)	$—
	$4,214.1	$5,358.0	$1,183.0	$672.6	$422.9	$316.5	$697.3	$2,065.7

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2022	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$696.6	$696.6	$696.6	$—	$—	$—	$—	$—
Total long-term debt (2)
Long-term debt (other than lease liabilities)	2,651.2	2,651.2	142.8	345.3	232.5	238.4	489.9	1,202.3
Interest and accretion	—	741.3	81.9	80.3	70.6	59.7	48.7	400.1
Lease liabilities	395.0	487.8	113.0	66.7	44.2	39.1	34.4	190.4
Other non-current liabilities (3)	155.5	330.1	—	35.5	31.2	30.8	30.2	202.4
	$3,898.3	$4,907.0	$1,034.3	$527.8	$378.5	$368.0	$603.2	$1,995.2
Net derivative financial liabilities (assets)
Forward foreign currency contracts (4)	$(15.3)
Outflow		$1,320.5	$1,175.3	$118.1	$15.4	$11.7	$—	$—
Inflow		(1,336.9)	(1,188.6)	(121.0)	(15.7)	(11.6)	—	—
Foreign currency and
interest rate swap agreements	(8.2)	(2.9)	(1.4)	(0.9)	(0.3)	(0.1)	(0.2)	—
Equity swap agreements	13.0	13.0	13.0	—	—	—	—	—
	$(10.5)	$(6.3)	$(1.7)	$(3.8)	$(0.6)	$—	$(0.2)	$—
	$3,887.8	$4,900.7	$1,032.6	$524.0	$377.9	$368.0	$603.0	$1,995.2
(1) Includes trade accounts payable, accrued liabilities, interest payable, current portion of royalty obligations and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations. Contractual interests on debt obligations with variable interest rate are presented using the period-end rate.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in Canadian dollar equivalent using the contractual forward foreign currency rate.

The Company is party to an agreement that includes a put option, that if exercised, requires CAE to purchase the remaining equity interest in a joint venture. Under the terms of the agreement, the counterparty has the option to sell its shares in the joint venture at fair value. As at March 31, 2023, no value has been ascribed to the put option as the purchase price for the shares corresponds to their fair value.

Market risk
Market risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes.
110 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Foreign currency risk
Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on the net investment from its foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD), Euro (€ or EUR) and British pound (GBP or £). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

The Company mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

The forward foreign currency contracts outstanding are as follows:

(amounts in millions, except average rate)			2023			2022
	Notional		Average	Notional		Average
Currencies (sold/bought)	amount	(1)	rate	amount	(1)	rate
USD/CDN
Less than 1 year	$864.6		0.74	$514.5		0.80
Between 1 and 3 years	179.1		0.76	85.0		0.78
Between 3 and 5 years	12.8		0.77	11.5		0.79
EUR/CDN
Less than 1 year	249.5		0.68	169.9		0.67
Between 1 and 3 years	61.8		0.71	15.7		0.65
Between 3 and 5 years	1.0		0.70	0.2		0.64
GBP/CDN
Less than 1 year	73.4		0.62	72.0		0.59
Between 1 and 3 years	1.2		0.61	2.3		0.58
CDN/USD
Less than 1 year	323.4		1.35	132.1		1.29
Between 1 and 3 years	10.7		1.31	30.3		1.28
Other currencies
Less than 1 year	341.9		n.a.	286.8		n.a.
Between 1 and 3 years	—		n.a.	0.3		n.a.
Total	$2,119.4			$1,320.6
(1) Exchange rates as at the end of the respective periods were used to translate amounts in foreign currencies.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis
The following table presents the Company’s exposure to foreign currency risk of financial instruments and the pre-tax effects on net income and OCI as a result of a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar as at March 31. This analysis assumes all other variables remain constant.

	USD		€		GBP
	Net income	OCI	Net income	OCI	Net income	OCI
2023	$0.5	$(10.9)	$0.6	$(5.0)	$0.2	$(0.1)
2022	(5.6)	(8.0)	(2.1)	(0.7)	—	0.1

A weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk
Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has floating rate debts through its revolving credit facility and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates.
CAE Financial Report 2023 | 111

Notes to the Consolidated Financial Statements
Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2023, 73% (2022 – 75%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Interest rate risk sensitivity analysis
During the year ended March 31, 2023, a 1% increase in interest rates would decrease net income by $8.8 million (2022 – $5.0 million) and would not have a significant impact on OCI (2022 – not significant) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income.

Hedge of share-based payments expense
The Company has entered into equity swap agreements with major Canadian financial institutions to reduce its exposure to fluctuations in its share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in the Company’s share price impacting the cost of the cash-settled share-based payments plans. As at March 31, 2023, the equity swap agreements covered 2,700,000 common shares (2022 – 2,700,000) of the Company.

Hedge of net investments in foreign operations
As at March 31, 2023, the Company has designated a portion of its unsecured senior notes, term loans and revolving credit facility totaling US$1,054.8 million (2022 – US$1,068.8 million) as a hedge of its net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long-term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.
Letters of credit and guarantees
As at March 31, 2023, the Company had outstanding letters of credit and performance guarantees in the amount of $242.5 million (2022 – $216.1 million) issued in the normal course of business. These guarantees are issued under the revolving credit facility and the Performance Securities Guarantee (PSG).

The advance payment guarantees are related to progress/milestone payments made by the Company’s customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer’s requirements. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant on a sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

	2023	2022
Advance payments	$50.8	$42.0
Contract performance	106.7	83.9
Lease obligations	21.4	19.5
Financial obligations	59.7	69.2
Other	3.9	1.5
	$242.5	$216.1

Indemnifications
In certain instances when the Company sells businesses, it may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited.

The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, including insurance, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, net income or cash flows.

112 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
NOTE 30 – RELATED PARTY RELATIONSHIPS
The following tables include principal investments which, in aggregate, significantly impact the results or assets of the Company:

Investments in subsidiaries consolidated in the Company’s financial statements:

		% equity	% equity
		interest	interest
Name	Country of incorporation	2023	2022
CAE Academia de Aviacion (Espana) S.L.	Spain	100.0%	100.0%
CAE Arabia LLC	Saudi Arabia	50.0%	50.0%
CAE (UK) plc	United Kingdom	100.0%	100.0%
CAE (US) Inc.	United States	100.0%	100.0%
CAE Aircrew Training Services plc	United Kingdom	76.5%	76.5%
CAE Australia Pty Ltd.	Australia	100.0%	100.0%
CAE Aviation Services Pte Ltd.	Singapore	100.0%	100.0%
CAE Aviation Training Australia Pty Ltd.	Australia	100.0%	—%
CAE Aviation Training B.V.	Netherlands	100.0%	100.0%
CAE Aviation Training Peru S.A.	Peru	100.0%	100.0%
CAE Bangkok Co., Ltd.	Thailand	100.0%	100.0%
CAE Brunei Multi Purpose Training Centre Sdn Bhd	Brunei	60.0%	60.0%
CAE Center Amsterdam B.V.	Netherlands	100.0%	100.0%
CAE Center Brussels N.V.	Belgium	100.0%	100.0%
CAE Centre Copenhagen A/S	Denmark	100.0%	100.0%
CAE Centre Hong Kong Limited	China	100.0%	100.0%
CAE Centre Oslo AS	Norway	100.0%	100.0%
CAE Centre Stockholm AB	Sweden	100.0%	100.0%
CAE CFT B.V.	Netherlands	100.0%	100.0%
CAE Civil Aviation Training Solutions, Inc.	United States	100.0%	100.0%
CAE Colombia Flight Training S.A.S.	Colombia	100.0%	100.0%
CAE Crew Solutions B.V	Netherlands	100.0%	100.0%
CAE Doss Aviation, Inc.	United States	100.0%	100.0%
CAE El Salvador Flight Training S.A. de C.V.	El Salvador	99.5%	99.5%
CAE Engineering Korlatolt Felelossegu Tarsasag	Hungary	100.0%	100.0%
CAE Entrenamiento de Vuelo Chile Limitada	Chile	100.0%	100.0%
CAE Flight Services Austria GmbH	Austria	100.0%	100.0%
CAE Flight Services New Zealand Limited.	New Zealand	100.0%	100.0%
CAE Flight Services Poland Sp z.o.o	Poland	100.0%	100.0%
CAE Flight Services Sweden AB	Sweden	100.0%	100.0%
CAE Flight Services USA, Inc.	United States	100.0%	100.0%
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia	100.0%	100.0%
CAE Flight Training (India) Private Limited	India	100.0%	100.0%
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico	100.0%	100.0%
CAE France SAS	France	100.0%	100.0%
CAE Global Academy Évora, SA	Portugal	100.0%	100.0%
CAE GmbH	Germany	100.0%	100.0%
CAE Healthcare Canada Inc.	Canada	100.0%	100.0%
CAE Healthcare, Inc.	United States	100.0%	100.0%
CAE India Private Limited	India	100.0%	100.0%
CAE Integrated Enterprise Solutions Australia Pty Ltd.	Australia	100.0%	100.0%
CAE International Holdings Limited	Canada	100.0%	100.0%
CAE Financial Report 2023 | 113

Notes to the Consolidated Financial Statements
Investments in subsidiaries consolidated in the Company’s financial statements (continued):

		% equity	% equity
		interest	interest
Name	Country of incorporation	2023	2022
CAE Kuala Lumpur Sdn. Bhd.	Malaysia	100.0%	100.0%
CAE Luxembourg Acquisition, S.à r.l.	Luxembourg	100.0%	100.0%
CAE Maritime Middle East L.L.C.	UAE	49.0%	49.0%
CAE Middle East L.L.C.	UAE	49.0%	49.0%
CAE Military Aviation Training Inc.	Canada	100.0%	100.0%
CAE New Zealand Pty Limited	New Zealand	100.0%	100.0%
CAE North East Training Inc.	United States	100.0%	100.0%
CAE Oslo - Aviation Academy AS	Norway	100.0%	100.0%
CAE Oxford Aviation Academy Phoenix Inc.	United States	100.0%	100.0%
CAE Services GmbH	Germany	100.0%	100.0%
CAE Services Italia S.r.l.	Italy	100.0%	100.0%
CAE Servicios Globales de Instrucción de Vuelo (España), S.L.	Spain	100.0%	100.0%
CAE Shanghai Company, Limited	China	100.0%	100.0%
CAE SimuFlite Inc.	United States	100.0%	100.0%
CAE Simulation Technologies Private Limited	India	100.0%	100.0%
CAE Simulator Services Inc.	Canada	100.0%	100.0%
CAE Singapore (S.E.A.) Pte Ltd.	Singapore	100.0%	100.0%
CAE South America Flight Training do Brasil Ltda.	Brazil	100.0%	100.0%
CAE STS Limited	United Kingdom	100.0%	100.0%
CAE Training & Services Brussels N.V.	Belgium	100.0%	100.0%
CAE Training & Services UK Ltd.	United Kingdom	100.0%	100.0%
CAE Training Norway AS	Norway	100.0%	100.0%
CAE TSP Inc.	Canada	100.0%	100.0%
CAE USA Inc.	United States	100.0%	100.0%
CAE Vietnam Limited Liability Company	Vietnam	100.0%	100.0%
Medicor Lab Inc.	Canada	100.0%	100.0%
Oxford Aviation Academy (Oxford) Limited	United Kingdom	100.0%	100.0%
Parc Aviation Engineering Services Ltd.	Ireland	100.0%	100.0%
Parc Aviation Limited	Ireland	100.0%	100.0%
Parc Aviation (UK) Ltd.	United Kingdom	100.0%	100.0%
Parc Interim Ltd.	Ireland	100.0%	100.0%
Pelesys Aviation Maintenance Training Inc.	Canada	100.0%	100.0%
Pelesys Learning Systems Inc.	Canada	100.0%	100.0%
Presagis Canada Inc.	Canada	100.0%	100.0%
Presagis Europe (S.A.S)	France	100.0%	100.0%
Presagis USA Inc.	United States	100.0%	100.0%
Servicios de Instrucción de Vuelo, S.L.	Spain	80.0%	80.0%
SIV Ops Training, S.L.	Spain	80.0%	80.0%

114 | CAE Financial Report 2023

Notes to the Consolidated Financial Statements
Investments in joint ventures and affiliates accounted for under the equity method:

		% equity	% equity
		interest	interest
Name	Country of incorporation	2023	2022
Aviation Training Northeast Asia B.V.	Netherlands	50.0%	50.0%
CAE Flight and Simulator Services Korea, Ltd.	Korea	50.0%	50.0%
CAE Icelandair Flight Training ehf	Iceland	33.3%	33.3%
CAE-LIDER Training do Brasil Ltda.	Brazil	50.0%	50.0%
CAE Melbourne Flight Training Pty Ltd	Australia	50.0%	50.0%
CAE Middle East Pilot Services L.L.C	United Arab Emirates	49.0%	49.0%
CAE Simulation Training Private Limited	India	50.0%	50.0%
Embraer CAE Training Services, LLC	United States	49.0%	49.0%
Emirates-CAE Flight Training (LLC)	UAE	49.0%	49.0%
Flight Training Alliance GmbH	Germany	50.0%	50.0%
Hatsoff Helicopter Training Private Limited	India	50.0%	50.0%
Helicopter Training Media International GmbH	Germany	50.0%	50.0%
HFTS Helicopter Flight Training Services GmbH	Germany	25.0%	25.0%
JAL CAE Flight Training Co. Ltd.	Japan	50.0%	50.0%
Leonardo CAE Advanced Jet Training S.r.l.	Italy	50.0%	50.0%
National Flying Training Institute Private Limited	India	51.0%	51.0%
Pegasus Uçus Egitim Merkezi A.S.	Turkey	49.9%	49.9%
Philippine Academy for Aviation Training, Inc.	Philippines	40.0%	40.0%
Rotorsim s.r.l.	Italy	50.0%	50.0%
Rotorsim USA LLC	United States	50.0%	50.0%
SimCom Holdings Inc.	United States	50.0%	50.0%
Singapore CAE Flight Training Pte Ltd.	Singapore	50.0%	50.0%
SkyWarrior Flight Training LLC	United States	37.0%	37.0%
Xebec Government Services, LLC	United States	49.0%	49.0%

When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures. During the year ended March 31, 2023, the Company's unrecognized share of losses in joint ventures was $0.1 million (2022 – profit of $1.6 million). As at March 31, 2023, the cumulative unrecognized share of losses for these joint ventures was $12.3 million (2022 – $12.2 million) and the cumulative unrecognized share of comprehensive loss of these joint ventures was $11.4 million (2022 – $11.2 million).

SkyWarrior Flight Training LLC
In August 2021, the Company acquired a 37% equity interest in SkyWarrior Flight Training LLC (SkyWarrior) for cash consideration of $4.3 million. SkyWarrior is a flight training operation which primarily delivers Phase 1 initial flight training to U.S. and international military customers.

CAE Financial Report 2023 | 115

Notes to the Consolidated Financial Statements
NOTE 31 – RELATED PARTY TRANSACTIONS
The Company’s outstanding balances with its equity accounted investees are as follows:

	2023	2022
Accounts receivable (Note 9)	$59.5	$49.7
Contract assets	25.6	23.0
Other non-current assets	17.1	12.8
Accounts payable and accrued liabilities (Note 16)	5.7	5.1
Contract liabilities	58.0	46.5
Other non-current liabilities	—	1.5

The Company’s transactions with its equity accounted investees are as follows:

	2023	2022
Revenue	$223.0	$111.8
Purchases	4.6	3.5
Other income	1.2	3.8

Compensation of key management personnel
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include members of the Board of Directors and certain executive officers. The compensation expense of key management for employee services recognized in income are as follows:

	2023	2022
Salaries and other short-term employee benefits	$7.6	$8.4
Post-employment benefits – defined benefit plans	4.4	2.2
Share-based payments expense	1.7	6.6
	$13.7	$17.2

For the year ended March 31, 2023, the compensation earned by non-employee Directors of the Company amounted to $2.9 million (2022 – $2.4 million), which include the grant date fair value of deferred share units (DSUs) as well as cash payments.
116 | CAE Financial Report 2023

CAE Financial Report 2023 | 117 Board of Directors and Executive Officers BOARD OF DIRECTORS EXECUTIVE OFFICERS Ayman Antoun 1 Corporate Director Oakville, Ontario Margaret S. (Peg) Billson 1, 3* Corporate Director Albuquerque, New Mexico Elise Eberwein 1, 2 Corporate Director Scottsdale, Arizona The Honourable Michael M. Fortier, P.C. 1* Vice Chair RBC Capital Markets Montreal, Quebec Marianne Harrison 2*, 3 Corporate Director Boston, Massachusetts Alan N. MacGibbon Chair of the Board, CAE Inc. and Corporate Director Toronto, Ontario Mary Lou Maher 1, 2 Corporate Director Toronto, Ontario François Olivier 2, 3 Corporate Director Montreal, Quebec 1 Member of the Human Resources Committee 2 Member of the Audit Committee 3 Member of the Governance Committee (*) indicates Chair of the Committee Marc Parent, C.M. President and Chief Executive Officer, CAE Inc. Montreal, Quebec Gen. David G. Perkins, USA (Ret.) 1, 3 Corporate Director Jackson, New Hampshire Michael E. Roach 2, 3 Corporate Director Montreal, Quebec The Honourable Patrick M. Shanahan 2, 3 Corporate Director Seattle, Washington Andrew J. Stevens 1, 3 Corporate Director Cheltenham, Gloucestershire Marc Parent, C. M. President and Chief Executive Officer Andrew Arnovitz Senior Vice President, Investor Relations and Enterprise Risk Management Sonya Branco Executive Vice President, Finance and Chief Financial Officer Carter Copeland Senior Vice President, Global Strategy Abha Dogra Chief Technology and Product Officer Hélène V. Gagnon Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement Daniel Gelston Group President, Defense and Security Pascal Grenier Senior Vice President, Flight Services and Global Operations Mark Hounsell General Counsel, Chief Compliance Officer and Corporate Secretary Nick Leontidis Group President, Civil Aviation Bob Lockett Chief People Officer

118 | CAE Financial Report 2023 Shareholder and Investor Information CAE SHARES CAE’s shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol “CAE”. TRANSFER AGENT AND REGISTRAR Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Tel. 1-800-564-6253 (toll free in Canada and the U.S.) www.computershare.com DUPLICATE MAILINGS To eliminate duplicate mailings by consolidating accounts, registered shareholders must contact Computershare Trust Company of Canada; non-registered shareholders must contact their investment brokers. INVESTOR RELATIONS Quarterly and annual reports as well as other corporate documents are available on our website at www.cae.com. These documents can also be obtained from our Investor Relations department. Investor Relations CAE Inc. 8585 Côte-de-Liesse Saint-Laurent, Quebec H4T 1G6 Tel. : 1-866-999-6223 investor.relations@cae.com Version française Pour obtenir la version française du rapport financier, s’adresser à investisseurs@cae.com. 2023 ANNUAL MEETING The Annual Shareholders Meeting will be held at 11 a.m. (Eastern Time), on Wednesday, August 9, 2023 via live webcast that will be available at cae.com/investors/. AUDITORS PricewaterhouseCoopers LLP Chartered Professional Accountants Montreal, Quebec CORPORATE GOVERNANCE The following documents pertaining to CAE’s corporate governance practices may be accessed either from CAE’s website (www.cae.com) or by request from the Corporate Secretary:  Board and Board Committee charters  Position descriptions for the Board Chair, the Committee Chairs and the Chief Executive Officer  CAE’s Code of Business Conduct  Corporate Governance Guidelines Most of the New York Exchange’s (NYSE) corporate governance listing standards are not mandatory for CAE. Significant differences between CAE’s practices and the requirements applicable to U.S. companies listed on the NYSE are summarized on CAE’s website. CAE is otherwise in compliance with the NYSE requirements in all significant respects. TRADEMARKS Trademarks and/or registered trademarks of CAE Inc. and/or its affiliates include but are not limited to CAE, CAE Medallion 6000, CAE Simfinity, CAE Healthcare, CAE Fidelis Lucina, CAE VimedixAR, CAE Juno, CAE Lucina AR, CAE Luna, CAE Ares, CAE Ares AR, CAE Rise, CAE Vïvo, Dynamic Synthetic Environment (DSE), CAE 7000XR Series, CAE 3000 Series, CAE 600XR Series FTD, CAE Trax Academy, CAE Sprint Virtual Reality, CAE Air1 and PRESAGIS. All other brands and product names are trademarks or registered trademarks of their respective owners. All logos, tradenames and trademarks referred to and used herein remain the property of their respective owners and may not be used, changed, copied, altered, or quoted without the written consent of the respective owner. All rights reserved.

As an eTree member, CAE Inc. is committed to meeting shareholder needs while being environmentally friendly. For each shareholder that receives electronic copies of shareholder communications, CAE will plant a tree through Tree Canada, the leader in Canadian urban reforestation. To date CAE has helped plant 5,274 trees. Contains FSC® certified post-consumer and 70% virgin fibre Certified EcoLogo and FSC® Mixed Sources Manufactured using biogas energy

CAE.COM Financial Report FISCAL YEAR ENDED MARCH 31, 2023